EXHIBIT 99.1

Petroleum Geo-Services ASA

Petroleum Geo-Services ASA has filed this English translation of its Norwegian Annual Report for 2003 with the Oslo Stock Exchange. The financial statements, the related audit opinion of Ernst & Young and the other financial information included in the annual report have been prepared in accordance with accounting standards, principles and practices generally accepted in Norway and have not been reconciled to United States generally accepted accounting principles. The Norwegian statutory financial statements included in the annual report will be presented to the shareholders of PGS for approval at its annual general meeting to be held on June 30, 2004.

The Norwegian Annual Report for 2003 contains certain forward-looking statements within the meaning of the U.S. federal securities laws. These statements include, among others, statements relating to PGS’ business plan and business operations, expected duration of various contracts and of production from various oil and natural gas fields, future drilling of wells, and oil and natural gas reserve estimates. They are based on various assumptions and analyses made by PGS in light of its experience and its perception of historical and future trends, on general economic and business conditions and on numerous other factors, including expected future developments, many of which are beyond PGS’ control. Such forward-looking statements are also subject to various risks and uncertainties as disclosed by PGS from time to time in its filings with the Securities and Exchange Commission. As a result of these factors, PGS’ actual results may differ materially from those indicated in or implied by such forward-looking statements.

The Norwegian Annual Report for 2003 and certain additional information about PGS is also available at its web site at www.pgs.com.

June 23, 2004

Petroleum Geo-Services, Inc.	Phone:	+1 281-589-7935	Petroleum Geo-Services ASA	Phone:	+47 6752 6400
738 Highway 6 South	Fax:	+1 281-589-1482	PGS-House	Fax:	+47 6753 6883
Suite 1000			Strandveien 4
Houston, TX 77079, USA			N-1366 Lysaker, Norway

PETROLEUM GEO-SERVICES ASA

ANNUAL REPORT ▶ 2003
▶ DELIVERY AND RELIABILITY
▶ LEADERSHIP IN HSE
▶ PEOPLE FOCUS AND INTEGRITY
▶ INITIATIVE AND INNOVATION

▶ CONTENTS		▶
	3	▶	The Story of PGS
	4	▶	Letter from CEO: Rebuilding Confidence
	6	▶	Marine Geophysical
	8	▶	Onshore
	10	▶	Production
	12	▶	Pertra
	15	▶	The Varg Case – Exploiting the Unique Combination of PGS’ Technology and Expertise
	16	▶	Reservoir – PGS In-House Subsurface Competence Group
▶
	19	▶	Core Values
	20	▶	Health, Safety & Environment (HSE)
	22	▶	Corporate Governance
▶
	26	▶	Presentation of Board of Directors
	28	▶	Board of Directors’ Report
	35	▶	Financial Statements
	68	▶	Auditor’s Report
▶
	70	▶	Presentation of Group Leader Team

■ Delivery and reliability ■

WE DO OUR UTMOST TO DELIVER WHAT WE PROMISE TO EACH OTHER, TO OUR CLIENTS, TO OUR SHAREHOLDERS AND SOCIETY AT LARGE

▶ THE STORY OF PGS

THE STORY OF PGS

Petroleum Geo-Services – PGS – was established in 1991 as a pure marine seismic acquisition company.

Since the start, PGS has:

▶ pioneered the development of multi-streamer seismic acquisition, producing increasingly efficient, high-quality 3D seismic data for the oil industry.

▶ developed in-house expertise in geology, geophysics, reservoir and production

▶ expanded the product range from geophysics to floating production

▶ established a leading position in the North Sea FPSO (Floating Production, Storage and Offloading) market

▶ introduced high-density 3D seismic (HD3D™) in all environments: streamer, seafloor (4C) and land seismic

▶ established the oil company Pertra, became operator of the Varg field and successfully combined production, seismic and reservoir expertise to increase the value of the field

In 2003, the company established Global Services comprising Global Shared Services and Reservoir. The company’s support functions are provided through the shared services organisation, Global Shared Services, while Reservoir provides expertise and services within geoscience, reservoir, petrophysics and production – both internally and in the external marketplace.

▶ PGS ANNUAL REPORT 2003 ▶ PAGE 3

▶ LETTER FROM THE CEO

REBUILDING CONFIDENCE

After a year of comprehensive financial restructuring, PGS is well positioned for an era of tougher demands on technology and expertise from oil service companies.

A CHALLENGING YEAR

PGS has put a very challenging year behind it. We set out to rebuild a sustainable financial structure. It is gratifying to report that we have succeeded.

Teamwork has carried us through a tough time. Our focus has been at all times on the customer’s interests; our employees have ensured that no customer was negatively affected by the extensive restructuring. Together, we also achieved a sharp improvement in our cost position during this turbulent year.

All our stakeholders contributed to ensuring a good solution. Our creditors made great allowances during the debt rescheduling process. Ultimately, their recovery was high. In exchange for their old bonds and loans, they received a combination of bonds that trade at a premium and shares, making them owners in a much healthier company.

FOCUS ON OPERATIONS

We delivered our best-ever performance in health, safety and the environment (HSE) in 2003. We take pride in that. HSE will always be key to PGS, driven by our respect for human life and the environment, respect for assets and respect for our customers’ needs.

We were able to report very good operational regularity throughout PGS with the exception of a gas compressor prob-

▶ PGS ANNUAL REPORT 2003 ▶ PAGE 4

lem at Foinaven in the fall. Continued value creation and success rely on consistently repeating such operational performance. Our share of the contract seismic market expanded during 2003, and we achieved better margins. Our Onshore seismic business shows a positive performance trend. Through a combination of reserve upgrades and contract amendments we were able to ensure a significant extension of expected contract durations for three of our four FPSO’s (Floating Production, Storage and Offloading). Our small oil company Pertra, built on PGS’ unique combination of skills, has proved an effective vehicle for prolonged production of the VARG field.

PGS’ floating production business holds a unique position in the North Sea. We rank today as the largest operator of FPSO units in these waters, and aim to leverage this position in the time to come.

REBUILDING CONFIDENCE

PGS is engaged in two main arenas: the global geophysical industry and the North Sea FPSO industry. We possess advanced technology and expertise in both. We rank today as a leading global supplier of marine seismic surveys at a time when demand is increasing.

Our industry sectors will undoubtedly see further restructuring and concentration. PGS will engage in and drive such changes, to the extent that they can enhance shareholder value.

We will pursue a continued focus on operational performance, cash-flow and financial discipline. Investment opportunities will be pursued well within our financial capabilities.

Our focus for the future is to avoid repetition of past mistakes, and on rebuilding confidence in PGS by building on our strengths.

▶ PGS ANNUAL REPORT 2003 ▶ PAGE 5

▶ BUSINESS SEGMENTS

MARINE GEOPHYSICAL

PGS supplies the petroleum industry with a complete range of global marine geophysical services through its Marine Geophysical business unit. Six Ramform class seismic vessels constitute the core of our seismic fleet, offering the highest acquisition efficiency and data density in the industry.

HIGHLIGHTS

•    OUTSTANDING HSE PERFORMANCE OUR BEST EVER

•    SIGNIFICANTLY IMPROVED POSITION IN THE CONTRACT MARKET

•    INCREASED EFFICIENCY WITH REDUCED DOWNTIME

THE BUSINESS

Seismic data is fundamental in the exploration, development and production of hydrocarbons. These data are used to assess prospectivity and identify potential hydrocarbon resources, to perform detailed mapping of the reservoirs in the field development phase and to monitor how the reservoirs are being drained during the production phase.

Based in London, the Marine Geophysical business unit has primary regional offices in Oslo, Houston and Singapore. Services include acquisition, processing, interpretation, marketing and sales of seismic data. Income typically comes from two sources: the contract seismic market where PGS obtains data on behalf of specific clients, and the multi-client market, where we license access to our extensive data library covering the

Americas, Africa, Middle-East, Europe and Asia-Pacific. PGS has pioneered the development of multi-streamer acquisition and has grown to be a global leader within marine seismic acquisition. This position came as a result of our unique hands-on experience in towing many streamers, combined with a strong focus on cost and use of technology to increase efficiency. We aim to further enhance our leadership in productivity through technology development and exploiting the unique design of our Ramform vessels.

Six Ramform class seismic vessels, each capable of towing up to 20 streamers, constitute the core of our seismic fleet. In addition, four smaller vessels together with one 4-Component (4C) seafloor seismic crew, provide large flexibility in acquisition solutions offered to our clients. Our 4C seafloor equipment is capable of deployment deeper than 2000 meters on the ocean floor. In-house developed survey design and modeling tools are used on a routine basis to ensure that our acquisition technology is configured optimally to solve the problems at hand. Powerful proprietary seismic data processing tools, including high-end visualization, facilitate production of high quality images of the subsurface, allowing customers to visualize and interpret the data more effectively.

PGS COMPETITIVE ADVANTAGE

The PGS High Density 3D – HD3D™ – technology allows 3D data to be acquired with significantly higher density and crew

▶ PGS ANNUAL REPORT 2003 ▶ PAGE 6

▶ MARINE GEOPHYSICAL

efficiency than the industry standard. This is a result of our capability to acquire a higher trace density per unit area, compared to competition. PGS has an unrivalled track record with respect to marine HD3D surveys. These surveys provide improved resolution of the subsurface, producing higher quality images of the reservoirs.

Our capabilities within survey design and feasibility studies, combined with higher quality, flexible acquisition solutions like HD3D and comprehensive quality control via holoSeis visualization technology – result in data that forms a better basis for decisions from prospect identification to production.

MARKET POSITION

We gained significant market share in an increasingly competitive marine contract market in 2003. This success offset a decline in sales from the company’s multi-client library, following a deliberate shift from multi-client into the contract market. In 2003, the contract market accounted for 81 percent of our capacity, while the remaining 19 percent multi-client projects were conducted with higher pre-funding than historically. This strategy – reducing investments in new library, and securing steady and predictable income from the contract market, improved the net cash flow to PGS during 2003.

2003 OPERATIONAL PERFORMANCE

A focus on operations reaped clear benefits in 2003. PGS enjoyed significant growth in revenue, despite deactivating one seafloor crew and cutting its marine seismic staff by almost 20 percent. The business unit significantly reduced vessel downtime, and service interruptions caused by technical malfunction were only 2.8 percent. Meanwhile our average monthly contract revenues per vessel demonstrated a steady increase, rising almost 13 percent during the year.

HSE

Marine Geophysical had a strong record in HSE and recorded its best ever results in 2003. In safety, Lost Time Injury Frequency (LTIF) rate was 0.2 and Total Recordable Case Frequency (TRCF) was 2.8 per million man-hours. We recorded no environmental damage related to geophysical operations in 2003. PGS remains committed in providing healthy working environments for its employees.

TECHNOLOGY

PGS aims to be the leader wherever we operate. This requires a focused effort within research and development. In 2003, PGS gathered research and technology development for marine acquisition and data processing in one organization, Technology. The R&D work carried out in 2003 laid the foundation for providing further enhancements in productivity and better seismic data to our clients in the future. Examples include the following:

•	Successful development and testing of solid streamers for the marine seismic fleet

•	New technology enabling safe and efficient seafloor seismic operations in very deep waters

•	The world’s first all-optical seafloor acquisition cable was successfully tested offshore Norway

•	Development and testing of Passive Acoustic Monitoring (PAM) methods for monitoring cetaceans during seismic acquisition

•	Significant improvements of our seismic processing package, the Cube Manager

▶ PGS ANNUAL REPORT 2003 ▶ PAGE 7

▶ BUSINESS SEGMENTS

ONSHORE

PGS offers seismic acquisition in the onshore and transition zone environments through the Onshore business unit. Our high channel count crews, modern equipment and experienced technical staff secure the highest efficiency combined with the best data quality.

HIGHLIGHTS

• OUTSTANDING HSE PERFORMANCE • STRONG IMPROVEMENT IN FINANCIAL PERFORMANCE • STRONG OPERATIONAL CREW PERFORMANCE IN NORTH AMERICA, SOUTH AMERICA AND THE MIDDLE EAST.

THE BUSINESS

Acquisition of seismic data in the onshore and transition zone environments are extremely labour and equipment intensive, and often poses great logistical complexity in very demanding environments. A strong experience-base and strong project management are key to securing efficiency in operations and optimal crew utilisation.

About 20 % of PGS’ geophysical revenues are generated by its land seismic division. Based in Houston, with a technical staff experienced in diverse operating environments, the Onshore business unit offers cost effective onshore seismic data acquisition. Services include traditional and High Density 3D data (HD3D™) land and shallow water seismic acquisition.

PGS COMPETITIVE ADVANTAGE

Our highly experienced personnel combined with state of the art seismic recording equipment allow PGS to deploy on average more channels per crew than other companies. Thus we can offer traditional and HD3D acquisition with the highest efficiency. Our hands-on experience with HD3D surveys, combined with very experienced technical staff, secures optimal survey design and high quality data.

2003 OPERATIONAL PERFORMANCE

We recorded excellent results in 2003, due in part to improved project management. A three year acquisition contract was

▶ PGS ANNUAL REPORT 2003 ▶ PAGE 8

secured in Northern Mexico and operational successes in Saudi Arabia, Southern Mexico, Ecuador and the United States generated significant revenues.

HSE

Emphasis on continuous improvement and crew training programs contributed to an outstanding HSE record in 2003, with a LTIF of 0.23 per million man-hours worked.

▶ PGS ANNUAL REPORT 2003 ▶ PAGE 9

▶BUSINESS SEGMENTS

PRODUCTION

PGS is the largest operator of Floating Production Storage and Offloading (FPSO) vessels in the North Sea. Through our Production business unit, we have a combined production capability of 355,000 barrels of oil per day and a crude storage capacity of more than one million barrels. Production has a long, proven track record in operating FPSO vessels in one of the harshest environments in the world.

HIGHLIGHTS • HIGH REGULARITY • EXTENDED CONTRACT DURATION FOR PETROJARL VARG • IMPROVED CONTRACT TERMS FOR RAMFORM BANFF • EXTENDED CONTRACT DURATION FOR PETROJARL 1

THE BUSINESS

An FPSO is a ship shaped vessel deployed to produce, process, store and offload hydrocarbons from offshore fields. The FPSO may be connected to wellheads on the seafloor through risers or to a platform. The FPSOs are suitable for a wide range of field sizes and water depths. Thus they are reuseable, allowing their cost to be spread over a number of field developments.

Production has its operational headquarters in Trondheim, Norway with a local office in Aberdeen. Working in one of the world’s most challenging and regulated environments has set high demands on the quality of our workforce. We recruit skilled professionals and develop our employees. Over a three-year period, the turnover in our offshore crew is around 2%.

PGS currently owns and operates four FPSOs – two on each of the Norwegian and UK Continental Shelves. All production units are under long-term contracts producing for oil and gas companies. Ramform Banff is located on the Banff field about 200 km East of Aberdeen and is working for Canadian National Resources (CNR). Petrojarl Foinaven is producing the Foinaven field for BP, in the Atlantic West of Shetland. Petrojarl Varg is in production for Pertra on the Varg field, while Petrojarl 1 is working for Statoil on the Glitne field, her 10th consecutive contract.

In addition, we operate a fleet of three shuttle tankers and one storage tanker.

▶ PGS ANNUAL REPORT 2003 ▶ PAGE 10

▶PRODUCTION

PGS COMPETITIVE ADVANTAGE

Our fleet of high-specification, FPSO vessels is the most advanced in the world, with experience of operating in some of the industry’s most demanding environments. Production has a 18-year track record of performance on 13 different fields.

We have extensive experience from challenging conditions and reservoirs. Our in-house reservoir organization provides reservoir knowledge and customer insights, and enables organizational flexibility to handle new projects, assess risk and maximize value to our customers and PGS.

The success of the Varg development clearly demonstrates the small-field capability of the PGS production team.

MARKET POSITION

PGS is the largest operator of FPSO vessels in the North Sea, with a long, proven operating track record. We have developed solid customer relationships with some of the industry’s largest oil companies, including Statoil, BP, CNR and Conoco-Phillips.

The contract status of our production units improved considerably in 2003.

•	Petrojari Varg estimated contract duration through 2006, based on additional reserves, with significant further potential

•	Petrojari 1 estimated contract duration into 2007 based on additional reserves

•	Agreement in place for improved Banff contract with CNR

2003 OPERATIONAL PERFORMANCE

Despite compressor problems mid-year on Petrojarl Foinaven, Production reported excellent regularity in 2003. The four production units produced an average of 139,200 barrels per day in 2003 and our shuttle tankers reported uninterrupted services throughout the year.

HSE

Production continued its strong safety performance in 2003, recording a LTIF of 0.8 per million man-hours and a TRCF of just 4.4 per million man-hours.

Exemplary environmental performance is essential for the success of our business. As a company we also recognize our responsibility to contribute to a sustainable development. In 2003, we commenced a project to improve electronic monitoring of onboard equipment and systems and continued the process to achieve ISO 14001 environmental certification for all our FPSO’s. Petrojarl Foinaven gained its ISO 14001 certificate in 1998. Since then Ramform Banff and PetrojarlVarg, and shuttle tankers Petronordic and Petroatlantic, have followed suit.

TECHNOLOGY

All PGS’ FPSO’s are double-hulled, rated for harsh environments and capable of working in deepwater fields. Each vessel is specifically engineered and rigorously maintained to deliver maximum performance with minimum impact on the environment.

▶ PGS ANNUAL REPORT 2003 ▶ PAGE 11

▶BUSINESS SEGMENTS

PERTRA

Pertra is a wholly owned subsidiary of PGS, established to pursue small-field opportunities on the Norwegian Continental Shelf and to act as a facilitator for FPSO opportunities. As operator on the Varg field, application of new technology, creative commercial thinking and dedicated teamwork, PGS has doubled the life of this field.

HIGHLIGHTS • VARG RESERVES DOUBLED • SUCCESSFUL DRILLING PROGRAM OF THREE WELLS • SEISMIC AND RESERVOIR SERVICES FUNDAMENTAL TO VARG SUCCESS

THE BUSINESS

Pertra AS is a wholly owned subsidiary of PGS, established to pursue small field opportunities on the Norwegian Continental Shelf and to act as a facilitator for FPSO opportunities. In 2002, we became the eighth operator of producing fields on the Norwegian Continental Shelf by assuming a 70 percent share of Production License 038, including the Varg field. The remaining 30 percent of the license is held by Petoro, manager of the Norwegian State’s Direct Financial Interests.

Pertra purchased Hydro’s and Statoil’s shares in PL038 when they decided to close the Varg field in 2002. At the time, it was assumed that the total recoverable reserves from Varg were 33 million barrels of oil. Today, this figure has increased to 70 million.

Headquartered in Trondheim, Petra has a staff of 15 people and employs PGS’ FPSO Petrojari Varg to produce oil from the Varg field.

PGS COMPETITIVE ADVANTAGE

Since assuming operatorship in 2002, Pertra has demonstrated that a small and lean oil company can work efficiently and safely within the Norwegian legislative requirements. By combining seismic technology and our in-house reservoir know-how, together with close cooperation and integration with the production unit, PGS is in a unique position to develop and produce marginal fields.

▶ PGS ANNUAL REPORT 2003 ▶ PAGE 12

2003 OPERATIONAL PERFORMANCE

In 2003, three wells were drilled, out of which two were appraisal wells. This activity resulted in substantial reserve upgrades and extention of the planned field life. Total recoverable reserves from the Varg field are now estimated to 70 million barrels of oil, out of which approximately 40 million barrels were produced by December 31, 2003.

HSE

In 2003 Pertra had no severe oil or chemical spills, zero severe gas leaks and zero fires or explosions. Both discharges to sea and emissions to air from the Varg field were reduced in 2003 as compared to the 2002-level. The lost time injury frequency (LTIF) for both Petrojarl Varg operations and drilling rig operations was 1.3 per million man hours worked during the period.

▶ PGS ANNUAL REPORT 2003 ▶ PAGE 13

▶ THE VARG CASE

THE VARG CASE
– EXPLOITING THE UNIQUE COMBINATION OF PGS’ TECHNOLOGY AND EXPERTISE

The Varg field, situated on the Norwegian Continental Shelf, is a typical marginal field with complex geology and a history of uncertain and changing reserve estimates. By combining PGS production, seismic and reservoir expertise – through our small oil company Pertra* – uncertainty has been reduced and significant reserves added.

▪When it comes to marginal fields, the Varg discovery on the Norwegian continental shelf represents a very interesting case. Not very long ago, the former operator of this field was determined to close it down. Through the application of new technology, creative commercial thinking and dedicated teamwork, PGS has doubled the life of this field.

THE BEGINNING

PGS’ involvement with the Varg field started in 1999, when the Varg FPSO was bought from Saga Petroleum, and subsequently joined the PGS family as Petrojarl Varg. Two years later, the former operator determined that the field would not be commercially viable beyond summer 2002, and sent notice to PGS of termination of the hire of the FPSO vessel.

This presented PGS with a challenge. Should we take an active role in further development of the field, or simply put the vessel up for redeployment? The geoscientists and reservoir engineers in PGS believed that the field had potential, and that application of more advanced seismic technology could help realize this. On this basis, PGS acquired 70 percent of production licence PL038 in the Norwegian sector of the North Sea from Hydro and Statoil in August 2002. This was the start of Pertra, the oil company of the PGS family. Petoro AS, the company taking care of Norwegian state’s direct license ownership, remains as a partner in the field with a 30 percent interest.

APPLYING PGS TECHNOLOGY

In the years before PGS acquired the interest from Hydro and Statoil, investments in the field had focused on short-term production improvements. PGS immediately completed a “multi azimuth” 3D seismic survey, where data shot with different directions are combined to create a better image of the subsurface.

As operator, PGS had a unique opportunity to apply its seismic technology and know-how in a new way. This approach allowed the company to make better assessments of the field, and to demonstrate the practical value of more sophisticated seismic surveys. The specialized seismic survey resulted in a much better picture of the Varg field, and it became clear why the former operators had experienced such challenges.

After Marine Geophysical had made their contribution, a team from Reservoir interpreted the new seismic, and helped transform high quality data into a field development plan outlining a new future for Varg. A sidetrack well in 2003 successfully extended the life of the field, and a more comprehensive EOR program in late 2003/early 2004 has brought remaining reserves up to the level of the original estimate when the field was first developed.

*	Pertra is the Norse word for rock

▶PGS ANNUAL REPORT 2003▶ PAGE 15

▶THE VARG CASE

All along, close cooperation with Production, the owner and operator of Petrojarl Varg, has ensured a first class HSE record, high regularity, and allowed the oil company Pertra to fulfil its duties as an operator with less than 15 people on its full time payroll.

A PERFECT COMBINATION

By combining seismic technology and our in-house reservoir know-how, together with close cooperation and integration with the production unit, PGS was in the unique position to deliver the key to unlocking the Varg reservoir. All tied together and orchestrated by Pertra, the small and agile oil company in the group. This success doesn’t mean that Pertra is better than previous operators of the field. As a small company, however, it is more dedicated to marginal discoveries than the major oil companies. As a service company, PGS tends to think differently about how to share tasks, risks and rewards. In the Varg case, this has proven to be a real win-win situation.

Ultimately, the Varg case is about taking on the role that gives the strongest contribution to the value creation. The petroleum industry is facing the challenge of sustaining production profiles and adding new reserves. Increased recovery from existing fields together with the development of already discovered but undeveloped marginal fields, are necessary to meet this challenge. The depth and breadth of PGS’ expertise, together with our inherent flexibility as a service company, allows us to tailor our role in each situation to what is required to capture the value. Nowhere else is this range of capabilities brought better together than at the Varg field.

RESERVOIR

- PGS IN-HOUSE SUBSURFACE COMPETENCE GROUP

▪Reservoir provides expertise and services within geoscience, reservoir, petrophysics and production – ranging from single discipline studies via integrated field studies to evaluation and valuation of oil and gas assets.

Reservoir constitutes an important subsurface knowledge base that is actively used to assess risk and maximize value in our projects. The group forms the reservoir subsurface team for our oil company Pertra, and also provides substantial resources to our multi-client project activities worldwide.

Services are also provided to the external marketplace.

▶ PGS ANNUAL REPORT 2003 ▶ PAGE 16

▪ Leadership in HSE ▪

WE STRIVE TO ESTABLISH AND
MAINTAIN BEST PRACTICE HSE
CULTURE THROUGHOUT PGS.
OUR GOAL IS ZERO INJURY TO
PEOPLE AND NO DAMAGE TO THE
ENVIRONMENT. WE WORK DAILY
TO ACHIEVE THIS

▶ PGS ANNUAL REPORT 2003 ▶ PAGE 17

▶CORE VALUES

CORE VALUES

“MAKING A DIFFERENCE MEANS BEING OR BECOMING NUMBER ONE IN WHAT WE DO. OUR CORE VALUES IS ABOUT HOW WE DO IT – HOW WE RUN OUR BUSINESS – EVERY DAY”

SVEIN RENNEMO, CEO

OUR CORE VALUES ARE:

▶LEADERSHIP IN HSE We strive to establish and maintain best practice HSE culture throughout PGS. Our goal is zero injury to people and no damage to the environment. We work daily to achieve this.

▶PEOPLE FOCUS & INTEGRITY We seek transparency in all our dealings and fully subscribe to a high standard of business ethics. We practice involvement, accountability and honesty. We respect and develop people – all of us are valued team members.

▶INITIATIVE & INNOVATION We strive to put forward new ideas, break down boundaries and seek new solutions for PGS and our customers. We always encourage a proactive approach, even at the risk of some failures.

▶DELIVERY & RELIABILITY We do our utmost to deliver what we promise to each other, to our clients, to our shareholders and society at large.

▶PGS ANNUAL REPORT 2003▶ PAGE 19

▶FOCUS ON HEALTH, SAFETY & ENVIRONMENT

HEALTH, SAFETY & ENVIRONMENT

PGS takes a proactive approach to HSE and has a dedicated programme for developing, implementing and managing the company’s responsibility for the health and safety of its employees and the environments in which it operates. Full management support and a focus on long-term objectives keeps our HSE program among the strongest in the oil and gas industry.

      HIGHLIGHTS

•     BEST YEAR EVER FOR HSE PERFORMANCE

•      FULL MONTHLY REPORTING ON WWW.PGS.COM

OBJECTIVES 2004

The primary objective for PGS’ HSE program in 2004 is continued improvement and commitment.

•     HEALTH: further development of HSE competence and awareness of healthy working environments for all PGS employees

•     SAFETY: focus on embedding ownership of safe working practices throughout the group

•     ENVIRONMENT: compliance with new regulations and standards, including ISO14001 - further development and implementation of systems and procedures.

STRONG PERFORMANCE

In 2003 we continued to show steady and uniform HSE improvements in all business areas. In the crucial area of safety, we further reduced incidents that result in lost time injury in every business area. This positive long-term trend began in the fourth quarter, 2001, when lost time injury frequency (LTIF) was recorded at 1.6 per million man-hours. Today, LTIF has been reduced to 0.3.

Systems for reporting and tracking the occupational health of our employees are in place in our business units. Company-wide initiatives focus on the further development of our environmental management systems. We are seeking ISO environmental certification of all our floating production units and associated tanker fleet.

MANAGEMENT AND CONTROL

Streamlined reporting allows management rapid access to information on all HSE related incidents. Monthly HSE statistics for all business units are reported on our website. Our cross-company HSE Group Committee meets quarterly to monitor relevant issues at senior management level.

PGS considers every employee a vital contributor to health, safety and environment in the company. Individual ownership and responsibility has largely replaced the external responsibility of HSE departments. This approach has been highly

▶PGS ANNUAL REPORT 2003▶ PAGE 20

▶ FOCUS ON HEALTH, SAFETY & ENVIRONMENT

successful, as is verified by data collected over the last two years.

COMMITMENT

An effective HSE program has always been an essential foundation of the PGS business model. PGS’ senior management is fully committed to this program and HSE is one of the cornerstones of our Core Values and foundation for our code of business practice.

PGS is sensitive to its responsibility to safeguard the welfare of its employees and the environment. HSE is also a necessary component in securing contracts and managing environmental regulations in all areas where the company is active.

ENVIRONMENTAL CONDITIONS

GEOPHYSICAL SERVICES (Marine and Onshore):

During 2003, we experienced one instance of emission within Marine Geophysical. The emission took place outside of Canada, and it was reported to the relevant authorities.

In 2003 the ISO 14001 environmental standard was developed within Marine Geophysical. Onshore Geophysical has implemented their Environmental and Waste Management System according to industry standards and in line with the US Environmental Protection Agency guidelines.

PRODUCTION SERVICES (Production and Pertra):

During 2003, two instances of emission of oil from our FPSO’s were registered. Both incidents concerned oil levels in produced water in excess of 100 PPM from Ramform Banff, which the regulations define as an oil spillage. Both incidents were reported to the authorities, and the authorities have not had any further comments on this. In addition, there was a small spillage of lube oil from Petrojarl Foinaven, as well as an incident on Petrojarl Varg where 50 liter of dieselfuel were spilled. The environmental results for all FPSO’s were within the given emission authorizations and legal requirements during both 2002 and 2003.

In January 2003, re-injection of produced water back into the reservoir was commenced onboard Petrojarl 1. This involves a significant environmental improvement as the amounts of discharged produced water are greatly reduced. During 2003, the regularity of the re-injection was already 89%.

By the end of 2003, an environmental management system compliant with ISO14001 has been implemented on all vessels, except Petrojarl 1 and shuttle tanker Petroskald.

▶PGS ANNUAL REPORT 2003▶ PAGE 21

▶FOCUS ON COPORATE GOVERNANCE

CORPORATE GOVERNANCE

Petroleum Geo-Services (PGS) is committed to maintaining high standards of corporate governance. We believe that effective corporate governance is essential to the well being of the company and establishes the framework by which we conduct ourselves in delivering services to our customers and value to our shareholders.

PGS is registered in Norway as a public limited company and the company’s governance model is built on Norwegian corporate law. PGS adheres to requirements applicable in countries were its shares are registered and otherwise implements corporate governance guidelines beneficial to its business.

•	Through the Shareholders’ Meeting, the Shareholders exercise ultimate authority in the Company and elect the members of the Board of Directors.

•	The Board of Directors is responsible for the administration, development and supervision of the business activities of the Company.

•	The Board of Directors has adopted Audit and Remuneration Committees to assist in organizing and carrying out its responsibilities.

•	The Board of Directors appoints the Chief Executive Officer (CEO).

•	The CEO is responsible for the day-to-day management of the company’s activities.

•	The CEO has organized the Group Leader Team and the Disclosure Committee to further assist in discharging the CEO’s responsibilities.

•	The Board of Directors along with the CEO will operate the Company in an effective and ethical manner in order to create value for the shareholders. All PGS management will maintain an awareness of the risks to the Company in carrying out its business strategies and will never put personal interests ahead of or in conflict with the interests of the Company.

•	The CEO, under the oversight and guidance of the Board of Directors and its Audit Committee, will ensure that the financial statements of the Company fairly represent the financial condition and results of operations and will make timely disclosures needed to assess the financial and business soundness and risks of the Company.

GOVERNANCE STRUCTURE AND GUIDELINES

Shareholders’ Meeting

The annual Shareholders’ Meeting is normally held in June and notice of the meeting is given at least four weeks beforehand to the shareholder or their depositary bank. To vote at the meeting, in person or by proxy, a shareholder must be registered with the Norwegian Registry of Securities. Holders of shares in the form of American Depositary Shares (ADS) may vote their shares by either; (a) having the underlying shares transferred to an account with the Norwegian Registry of Securities in the name of the holder, (b) present themselves as a shareholder, providing their name and address, and a confirmation from Citibank, depositary for the ADS, that they are the beneficial owner of the underlying shares, or (c) authorize Citibank to vote the ADS on their behalf. The annual shareholders’ meeting approves the financial statements and any proposed dividend payment. Further, the shareholders consider and vote on the appointment of the independent auditor based on the proposal from the Audit Committee, and approve the auditor’s remuneration. The shareholders also consider and vote on the

▶PGS ANNUAL REPORT 2003 ▶PAGE 22

▶FOCUS ON COPORATE GOVERNANCE

election of directors to the Board of Directors, as provided for by the Company’s Articles of Association, and fix the directors’ compensation.

Board of Directors

The Board of Directors consists of seven shareholder representatives and two alternate representatives. In the event of the absence of a director, an alternate director may be requested to take part in a Board meeting.

Neither the CEO nor any other member of the executive management is a director of the Board. In accordance with Norwegian corporate law, the Board of Directors has overall responsibility for management of the Company, while the CEO is responsible for day-to-day management. The Board supervises the CEO’s day-to-day management and the activities of the Company in general. It is also responsible for ensuring that appropriate steering and control systems are in place.

The Board of Directors has adopted internal rules of procedures, which establishes in more detail its role and responsibilities in relation to the management and supervision of the Company, including:

•	Directors’ qualifications

•	Qualification of the majority of the Board of Directors and all of the members of the Audit Committee as “independent directors”

•	Annual review and determination of the independence of each Director

•	Directors access to the management of the Company and right to consult and retain independent legal and other advisors

•	Directors’ orientation program, to familiarize new representatives with the Company, its management structure and operations, its industries; key legal, financial, and operational issues. Provided of information regarding corporate governance, the structure and procedures of the Board, and the committees on which the Directors will serve

•	Establishment of policies and procedures for CEO selection and succession, and review of CEO performance with respect to established goals and objectives.

•	Self-evaluation at least annually, to determine whether the Board and its committees are functioning effectively.

Board Committees

The Board of Directors has appointed two subcommittees to assist it in discharging its responsibilities:

•	The Audit Committee has two members elected by and among the members of the Board. Effective during second half of 2004, the committee will consist of three members. Its function is to assist the Directors in their oversight of the integrity of the financial statements of the Company; the independent auditor’s qualifications, independence, and performance; the performance of the Company’s internal audit function and compliance with legal and regulatory require-

▶PGS ANNUAL REPORT 2003 ▶PAGE 23

▶FOCUS ON COPORATE GOVERNANCE

ments. The Audit Committee is composed of members that satisfy the SEC’s independence requirements.

•	The Renumeration Committee consists of two members, elected by and among the members of the Board. Its function is to assist with the matters relating to the compensation, benefits and perquisites of the Company’s CEO and other Senior Executives.

Chief Executive Officer

The CEO is responsible for the day-to-day management of the Company’s activities and follows the guidelines and orders issued by the Board of Directors.

The PGS management model is based on giving extensive responsibility to its four business units, while at the same time retaining a common corporate approach in areas of key importance for PGS as a whole. The business units are responsible for developing their businesses, organizations and competencies within principles of leadership and standards of governance applicable to all PGS’ activities worldwide.

In accordance with rules of procedure established by the Board of Directors, the CEO has organized the following committees to further assist in discharging the CEO’s responsibilities:

•	Group Leader Team (GLT) consists of eight members of senior management: CEO, CFO, President of Marine Geophysical, President of Onshore, President of Production, Managing Director of Pertra, Senior Vice President Group Planning and Senior Vice President Global Services. Members of the GLT have a collective duty to promote PGS’ strategic, financial and other objectives, as well as to safeguard the Company’s assets, organization and reputation.

•	The Disclosure Committee, chaired by the CFO, considers the materiality of information, determines disclosure requirements, identifies disclosure issues and coordinates the development of an appropriate infrastructure to ensure that reliable information is disclosed promptly to management for consideration.

CODE OF CONDUCT

PGS has adopted a Code of Conduct that reflects our commitment to our shareholders, customers and employees to conduct our business with the utmost integrity. Our Code of Conduct is an integration of our Values, Principles and Business Practices. Our Values are the foundation of how we conduct business. Principles of Conduct regulate how we maintain and implement our values and we apply these principles to our Business Practices.

▶PGS ANNUAL REPORT 2003 ▶PAGE 24

▪ People focus and integrity ▪

WE SEEK TRANSPARENCY IN
ALL OUR DEALINGS AND FULLY
SUBSCRIBE TO A HIGH STANDARD
OF BUSINESS ETHICS

▶ THE BOARD OF DIRECTORS

PRESENTATION OF BOARD OF DIRECTORS

The PGS Board of Directors came in office in November, 2003. The Board of Directors has substantial international experience, reflected in their mixed nationality and broad industrial background.

1 ▪ KEITH HENRY

Vice chairman (elected 2003)

Mr. Henry served as group executive vice president for the Kvaerner Engineering and Construction Group from March 2000 until June 2003. Mr. Henry was chief executive of National Power Plc from 1995 to 1999 and was chief executive of Brown & Root Ltd from 1990 to 1995. He acts as a non-executive director and as an advisor to a number of energy, construction and energy related organizations. He holds BSc and MSc degrees, and is a Fellow of the Royal Academy of Engineering.

2 ▪ CLARE SPOTTISWOODE

Board member (elected 2003)

Ms. Spottiswoode has been deputy chairman and senior nonexecutive director at British Energy since June 2002, she chairs British Energy’s remuneration committee and was appointed as an independent director from 2001. She currently chairs Busybees and Economatters Ltd. and is a non-executive director of Advanced Technology (UK) plc, and Tullow Oil plc. She has previously held several nonexecutive director positions including Booker plc. She was director general of Ofgas, the UK Gas Regulation Organization from 1993 to 1998, In 1993 she served as a member of the Government’s Deregulation Task Force and from 1998 to 2002 sat on the Public Services Productivity Panel. Her career started as an economist with the HM Treasury before establishing her own software company. In 1999 she was awarded a CBE for services to industry, and holds degrees in economics from Cambridge and Yale University.

3 ▪ HARALD NORVIK

Board member (elected 2003)

Mr. Norvik is chairman and a partner of Econ Management. He served as chief executive officer of Statoil from 1988 to 1999. He was finance director and a member of the executive board of the Aker Group from 1981 to 1998. He served as personal secretary to the Prime Minister of Norway and as Deputy Minister in The Ministry of Petroleum and Energy from 1979 to 1981. Mr. Norvik has a Master of Science Degree in Business from The Norwegian School of Economics and Business Administration.

4 ▪ JENS ULLTVEIT-MOE

Chairman (elected 2002)

Mr. Ulltveit-Moe has been our chairman of the board of directors since September 2002. He is the founder and has been president and chief executive officer of Umoe AS, a shipping and industry company, since 1984. Since 2000, he has been the president of the Confederation of Norwegian Business and Industry. From 1980 to 1984, Mr. Ulltveit-Moe served as managing director of Knutsen OAS. From 1972 to 1980, he was managing director of the tanker division of SHV Corporation. From 1968 to 1972, Mr. Ulltveit-Moe was an associate with McKinsey & Company, Inc. in New York and London. He is chairman of the board of directors of Unitor ASA and also serves as a director of Kverneland ASA. Mr. Ulltveit-Moe holds a master’s degree in business administration from the Norwegian School of Economics and Business Administration and a master’s degree in international affairs from the School of International Affairs, Columbia University, New York.

5 ▪FRANCIS GUGEN

Board member (elected 2003)

Mr. Gugen is currently active as a consultant and an investor in the energy industry. He served with Amerada Hess Corporation for eighteen years, from 1982 to 2000, holding various positions including chief executive of Amerada Hess UK from 1995 to 2000 and chief executive of northwestern Europe from 1998 to 2000. Mr. Gugen acts as chairman and non-executive director for various other companies, including CH4 Energy Limited, Island Gas Limited and The Britannia Building Society, where he also sits on the audit committee. Mr. Gugen has earlier also worked for Arthur Andersen and has his educational background from Nottingham University, in addition to qualifying as a UK chartered accountant.

6 ▪ ROLF ERIK ROLFSEN

Board member (elected 2003)

Mr. Rolfsen holds several board positions. He is a member of the board of directors of Technip S.A., Paris and Gaz de France Norge A.S. He is also chairman of the executive council of the Industrial Development Fund at NTNU in Trondheim. From 1987 to 2000, he was managing director of TOTAL Norge A.S. and from 1999 to 2000 he was also managing director of Fina Exploration Norway. From 1980 to 1986, he was executive vice president of Kongsberg Våpenfabrikk A.S. He was educated at the College of Commerce in Oslo.

7 ▪ ANTHONY TRIPODO

Board member (elected 2003)

Mr. Tripodo has been managing director of Arch Creek Advisors LLC since 2003. He also serves as a non-executive director for Cal Dive International. From 1997 to April 2001 Mr. Tripodo served at Veritas DGC in various capacities, including executive vice president and chief financial officer. He also has held various senior executive and financial roles at Baker Hughes and PricewaterhouseCoopers. Mr. Tripodo has a B.A. degree from St. Thomas University.

(Tripodo was not present when the photograph of the board was taken.)

▶ PGS ANNUAL REPORT 2003 ▶ PAGE 27

▶ BOARD OF DIRECTORS REPORT

BOARD OF DIRECTORS REPORT

In 2003 PGS achieved a financial restructuring that established a sound financial platform for future development of the Company. The strong support from financial stakeholders, as well as business partners and employees throughout the period resulted in a successful exit from Chapter 11 on November 5, 2003. The substantial effort of rectifying material weaknesses in accounting and internal control and to complete the audits of the Company’s historical financial statements on a U.S. GAAP basis has continued into 2004.

In 2003 PGS demonstrated excellent operating performance that produced strong cash flows for the year as well as strong operations regularity and HSE statistics. Going into 2004 PGS’ businesses are well positioned in their industry segments.

PGS is a technologically focused oilfield service company principally involved in geophysical and floating production services. Globally, PGS provides a broad range of seismic and reservoir services, including seismic data acquisition, processing and interpretation, as well as field evaluation. In the North Sea, PGS owns and operates four floating production, storage and offloading units (“FPSO”), and owns a small oil and gas company. PGS’ headquarters are in Oslo, Norway.

PGS manages its business in four segments as follows:

•	Marine Geophysical, consisting of both streamer and seafloor seismic data acquisition, marine multi-client library and data processing

•	Onshore, consisting of all seismic operations on land and in very shallow water, and including onshore multi-client library

•	Production, which owns and operates four harsh environment FPSOs in the North Sea

•	Pertra, a small oil and gas company owning 70 % of and being operator for Production License 038 on the Norwegian Continental Shelf

BUSINESS HEADLINES 2003

Even though 2003 was a period of financial uncertainty, PGS demonstrated a strong ability to maintain and further develop its operating performance. The achievements in 2003 ensure that PGS’ businesses are well positioned in their industries.

The results for 2003 showed improvement over 2002 in terms of revenues and Adjusted EBITDA (as defined). However, significant impairment charges contributed to a substantial operating loss and net loss in both 2003 and 2002.

Main business achievements in 2003 include:

•	The best safety performance ever recorded by PGS

•	Strong operating regularity in all businesses

•	Improved cost position through successful execution of the cost reduction program announced early in 2003

•	Improved position of our seismic operations in the contract market

•	Significant extension of expected contract duration for three FPSOs as a result of field reserve upgrades and/or contract amendments

•	Strong increase in reserve estimates for Pertra resulting from successful acquisition and application of seismic data, reservoir modeling and enhanced oil recovery (“EOR”) drilling programs

MARKETS AND MAIN BUSINESSES

Marine Geophysical

PGS is one of four major global players in the marine 3D market. This market experienced continued overcapacity in 2003 even though demand for contract seismic increased substantially from 2002. Industry multi-client activity declined. The existing overcapacity and weak pricing discipline caused generally weak profitability in the industry.

In line with its stated strategy, PGS succeeded in increasing its market share in the contract market during 2003 at somewhat improved margins. PGS’ activity in the multi-client market was significantly reduced and higher levels of pre-funding were achieved.

The PGS fleet, with the six Ramform vessels in the high capacity segment, is the most modern in the industry. The fleet realized high operating efficiency through the year.

Onshore

In the market for onshore seismic services, PGS is a medium sized player among a large number of both regional and global players. Competition and strengths and weaknesses vary significantly from region to region. New entrants to the market, including, among others, Chinese companies, play a significant role, especially in Asia. PGS Onshore has its main market presence in North and South America. In 2003, Onshore significantly improved its operating performance through improved project execution and management.

Production

PGS is the market leader in operating contractor owned FPSOs in the UK and Norwegian sectors of the North Sea. The demand for these services is highly dependent on specific oil and gas development projects for small to medium sized fields.

▶ PGS ANNUAL REPORT 2003 ▶ PAGE 28

▶BOARD OF DIRECTORS REPORT

The four FPSOs owned and operated by Production continued on their existing contracts throughout 2003. Contract amendments and/or reservoir developments resulted in significant prolongations of the expected contract duration compared to previous estimates for three of the FPSOs.

In December 2003, the contract with Canadian Natural Resources (“CNR”), operator of the Banff and Kyle fields in the UK sector of the North Sea, was amended. Under the amended agreement, Ramform Banff will continue to produce the Banff field until the end of the field’s life. The amended contract contains a minimum day rate provision of $125,000 per day.

Petrojarl 1 is producing the Glitne field, operated by Statoil, in the Norwegian sector of the North Sea. In early 2003 the production contract was amended and improved. Further, Statoil announced in January 2004 that, as the result of upgrading the field’s reserves and increasing the number of production wells, it expects the producing life of the Glitne field to extend to 2007.

Petrojarl Varg is producing the Varg field. The successful EOR drilling programs significantly increased the expected life of the field during 2003 and the vessel is now expected to continue to produce on the field beyond 2006. As a result of the extension, Production and the license owners have engaged in discussions relative to modifying the contract structure.

Petrojarl Foinaven is producing the Foinaven field operated by BP. The vessel is expected to produce the field beyond 2006.

Operating regularity was high in 2003 on all FPSOs, with an uptime of close to 99%. However, a vibration problem in one of the compressors on Petrojarl Foinaven, which persisted from late June through October, caused reduced production volumes and cash flow to PGS.

Pertra

Pertra had significant drilling activity in 2003, resulting in substantial reserve upgrades and extension of planned field life. In total three wells, two of which were appraisal wells, were drilled in 2003, and the drilling program continues with four additional wells in 2004. Total reserves (proven and probable) from the Varg field (100%; Pertra is 70% owner of the field) are now estimated to exceed 70 million barrels of oil, out of which approximately 40 million barrels were produced through December 31, 2003, and production is estimated to continue through 2006. Drilling the four additional wells in 2004 and another three wells in 2005/2006 will be required to extend production beyond 2006.

Remaining proved reserves, as estimated in accordance with SEC guidelines, is estimated to 11.2 million barrels (100%) at December 31, 2003.

Pertra’s total production (70% of the field) in 2003 was 4,056,083 barrels and average realized price was $29.58 per barrel. In 2002 (August through December) 1,297,767 barrels were sold at an average realized price of $27.87 per barrel. Oil prices increased during 2003, and a strong price development has continued into 2004.

Pertra applied for participation in two licenses in the 18th licensing round in Norway, and was in June 2004 awarded participation in both licenses, of which one with 80% participation and operatorship.

Other businesses

In the first quarter of 2003, PGS closed the sale of its Atlantis subsidiary.

FINANCIAL RESTRUCTURING SUCCESSFULLY COMPLETED

In 2002, it became clear that the Company was over leveraged and that a comprehensive financial restructuring of PGS was crucial to its long-term viability and to provide a sustainable capital structure for the Company. This circumstance was largely the result of over investing in Marine Geophysical capacity, as well as excess investments in the late 1990’s, financed with substantial amounts of debt, in the Ramform Banff, Atlantis and the multi-client data library, and subsequent underperformance by these assets.

On July 29, 2003, as the first Norwegian company ever, PGS voluntarily filed a petition for protection under Chapter 11 of the United States Bankruptcy Code. The filing was based on a financial restructuring plan that was pre-approved by a majority of banks and bondholders as well as a group of PGS’ largest shareholders. PGS emerged from Chapter 11 November 5, 2003, just 100 days after filing.

In accordance with the plan of reorganization, $2,140 million of PGS’ senior unsecured debt was cancelled and the associated creditors received the following:

•	$746 million of 7-year 10% senior unsecured notes

•	$250 million of 3-year 8% senior unsecured notes

•	$4.8 million of 8-year unsecured senior term loan facility

•	91% of PGS’ new ordinary shares as constituted immediately post restructuring, with an immediate reduction of this shareholding to 61% in a rights offering of 30% of the new ordinary shares to the pre-restructuring shareholders for $85 million or $14.17 per share

•	$40.6 million of cash distributed by PGS, of which $17.9 million was distributed in December 2003 and the remainder in May 2004

In accordance with the plan, the existing share capital, consisting of 103,345,987 shares, par value NOK 5, was cancelled and 20,000,000 new ordinary shares, par value NOK 30 were issued. The pre-restructuring shareholders received 4% or 800,000 of the new ordinary shares (one new share per 129 old shares), as well as the right to acquire 30% or 6,000,000 of the

▶ PGS ANNUAL REPORT 2003 ▶ PAGE 29

▶ BOARD OF DIRECTORS REPORT

new ordinary shares (one new share per 23 old shares), for $85 million ($14.17 per share) in the rights offering.

Owners of $144 million of trust preferred securities received 5% or 1,000,000 of the new ordinary shares.

Interest bearing debt of the Company post restructuring was $1,189 million, a reduction of $1,283 million.

The financial restructuring involved only the parent company and did not involve operating subsidiaries, which continued full operations, leaving customers, lessors, vendors, employees and subsidiary creditors unaffected.

The financial restructuring was made possible by the strong support from all stakeholders, including PGS’ creditors, shareholders, employees, customers and other business partners. We are grateful for this support, which enabled PGS to emerge with a sound financial platform for future development of its businesses.

US GAAP REPORTING AND INTERNAL CONTROL RELATED MATTERS

As of June 2004, the audits of the Company’s financial statements prepared in accordance with accounting principles generally accepted in the Unites States (“US GAAP”) have not yet been completed. The required audit procedures for such US GAAP financial statements include a reaudit of the 2001 financial statements, as well as the audits of the 2002 and 2003 financial statements, to conform with filing requirements of the Securities and Exchange Commission (“SEC”) in the United States in relation to Annual Reports on Form 20-F.

The Company has made significant progress in the work and is targeting completion of such audits and re-audit during third quarter 2004. There can, however, be no assurance as to whether or when these audits and re-audit will be completed.

The outcome of the audits and re-audit could result in restatements of the Company’s previously filed U.S. GAAP audited financial statements and restatements or other adjustments to its 2002 unaudited annual financial statements and 2002 and 2003 U.S. GAAP unaudited interim financial statements. Those restatements and adjustments could be material, although they are expected to be of a non-cash nature.

Furthermore, although the audits and re-audit are being conducted under U.S. GAAP, the outcome of such audit procedures might also affect the financial statements prepared in accordance with Norwegian GAAP (“N GAAP”), potentially both the opening balance as at January 1, 2003 and the 2003 statement of operations.

In connection with the audit and re-audit process under generally accepted auditing standards in the United States (“U.S. GAAS”), the Company’s independent auditor, Ernst & Young, has issued a material weakness letter to the Company that identifies the following material weaknesses: (1) insufficient documentation of or adherence to policies and procedures; (2) inadequate U.S. GAAP expertise in the Company; (3) insufficient support for accounting books and records; and (4) insufficient supervision and review control activities.

In response to this material weaknesses letter, PGS developed, and has been actively implementing, a plan to address the matters identified, including hiring new personnel with expertise in U.S. GAAP and U.S. regulations, improving overall U.S. GAAP expertise throughout the accounting organization and upgrading the corporate business controller function. The Company has put priority on improving documentation and reporting procedures and has established new and more precise accounting policies. Further, the Company has established and outsourced an Internal Audit function. However, all material weaknesses have not been eliminated at this time.

IMPAIRMENTS,UNUSUAL ITEMS AND CHANGES IN ACCOUNTING POLICIES

Upon emergence from Chapter 11, the Company, for the purpose of adopting “fresh start” accounting in accordance with SOP 90-7 under U.S. GAAP and in order to perform impairment reviews for its NGAAP financial statements, made a full valuation, using external experts, of all its significant assets and liabilities, with a basis in the restructured enterprise value.

Further, the Company reviewed its accounting policies and adopted certain new policies that the Company believes are less complex, more transparent and better reflect current operations. The Company also, as a result of a change in the applicable Norwegian accounting standard, changed its accounting for impairment of long-term assets, as described below.

In 2003, the Company recorded $740.9 million in impairment of long-term assets, of which impairment of the multi-client library amounted to $241.5 million, FPSOs $367.0 million, and seismic vessels and equipment $129.1 million. Significant impairment charges were also taken in 2002.

Unusual items amounted to $78.1 million in 2003, of which expenses related to the debt restructuring were $42.3 million and expenses related to severance were $20.8 million.

The most significant changes in accounting policies were as follows:

•	Effective January 1, 2003, discounted cash flows are used to compute recoverable amount for the purpose of testing for impairment of long-term assets. Previously impairment testing was based on undiscounted cash flows

•	Effective January 1, 2003, expenses incurred in connection with yard stay, steaming and mobilization are expensed as incurred. Such expenses were previously deferred and recognized as part of contract costs or multi-client project costs as appropriate

▶ PGS ANNUAL REPORT 2003 ▶ PAGE 30

▶ BOARD OF DIRECTORS REPORT

•	Effective January 1, 2003, the successful efforts method of accounting for oil and gas assets was adopted replacing the full cost method previously applied

•	Effective November 1, 2003, the Company made certain changes to its amortization policy for multi-client library, including an increase in minimum amortization, achieved by reducing the maximum amortization period for new surveys from eight to five years after completion of a survey

•	Effective November 1, 2003, the depreciable lives of the Ramform seismic acquisition vessels and of the FPSOs were reduced from 30 to 25 years, except for Petrojarl 1, due to a substantial refurbishment completed in 2001

FINANCIAL RESULTS

Total revenues for 2003 were $1,120.7 million compared to $992.3 million in 2002, an increase of 13%. The revenue increase for the year is due to increased revenues in Marine Geophysical, Onshore and Pertra, partially offset by lower revenues for Production.

Marine Geophysical 2003 revenues totaled $584.2 million, an increase of $35.6 million from 2002. Revenues from contract seismic acquisition increased from $261.9 million in 2002 to $348.1 million in 2003, an increase of 33%, as a result of increased focus on the contract market. PGS’ acquisition of multi-client data was significantly reduced and revenues from multi-client pre-funding decreased by $44.3 million, or 47%, from $94.0 million in 2002 to $49.7 million in 2003. Pre-funding as a percentage of cash investments in multi-client data in 2003 was 73%, compared to 57% in 2002. Multi-client late sales totaled $148.1 million in 2003, which was down $12.3 million or 8% from 2002. In 2003 the fleet allocation between contract and multi-client data acquisition were approximately 81%/19% compared to approximately 66%/34% in 2002.

Onshore revenues for 2003 totaled $154.0 million, an increase of $44.9 or 41% from 2002. Onshore realized a significant increase both in contract and multi-client revenues due to major growth in Latin America and stronger North America multi-client late sales.

Revenues for Production totaled $293.4 million in 2003, which was $11.0 million, or 4%, lower than 2002. This reduction was attributable to Petrojarl Foinaven, which had revenues of $112.1 million in 2003 compared to $133.4 in 2002, a reduction of 16%. This reduction relates both to a general decline in the production level of the field and to the temporary reduction in production due to problems with one of the compressors from late June through October. Petrojarl 1 had revenues of $67.7 million in 2003, an increase of $5.1 or 8% from 2002, due to improvements in the production contract for the Glitne Field. Revenues from Ramform Banff increased $7.9 million, or 21%, to $45.7 million in 2003, as a result of a temporary increase in production resulting from an additional production well drilled early in 2003. Production subsequently declined. Revenues from Petrojarl Varg decreased $2.2 million, or 3% to $67.3 million in 2003.

Pertra revenues in 2003 totaled $121.6 million, an increase of $88.9 million from 2002. PGS took over the field in August 2002; therefore, the 2002 numbers only include revenues from the field for the last five months of the year.

Other operating costs, which exclude depreciation, amortization and unusual items, totaled $641.6 million in 2003 compared to $531.9 in 2002, an increase of $109.7 million. The increase relates primarily to a reduction in operating costs capitalized as multi-client investments, which were reduced by $98.9 million, increased activity in Onshore, which increased cost by $21.0 million, and an increase in Pertra of $32.2 due to a full years operation in 2003. Cost savings estimated to approximately $65 million were achieved in corporate overhead, Marine Geophysical and Production compared to 2002, but this was partly offset by a negative exchange rate effect on cost in GBP and NOK due to weakening of the USD.

Adjusted EBITDA* for 2003 was $479.1 million compared to $460.5 million in 2002, an increase of $18.6 million or 4%. Pertra Adjusted EBITDA increased by $56.7 million and Onshore Adjusted EBITDA increased by $24.0 million. Adjusted EBITDA for Production and Marine Geophysical declined by $35.5 million and $27.7 million, respectively. The reduction in Marine Geophysical must be seen in the context of two factors. First, in line with PGS’ stated strategy, multi-client acquisition activity was sharply reduced in 2003 resulting in less capitalized operating costs and hence lower Adjusted EBITDA. Subsequent amortization of capitalized costs, as pre-funding and late sales revenues are realized, does not enter into the computation of Adjusted EBITDA. Second, effective January 1, 2003, the Company no longer capitalizes expenses related to steaming and yard stay as part of cost of the multi-client data.

Depreciation and amortization for 2003 was $305.4 million, a decrease of $51.0 million, or 14%, from 2002. Amortization of multi-client data library was reduced by $57.3 million, or 27%, to $155.6 million in 2003. The reduction related to reduced sales of multi-client data and a lower multi-client book value resulting from impairments recorded in 2002 and 2003. Ordinary depreciation increased by $6.3 million, or 4% to $149.8 million in 2003. Depreciation increased due to the reduction in the depreciable lives of seismic vessels and FPSOs imple-

* Adjusted EBITDA, when used by the Company means net income (loss) before financial items, other gain (loss), taxes, depreciation and amortization, unusual items, impairment of long-terms assets and discontinued operations. See financial statements (Note 35) for a reconciliation of Adjusted EBITDA to Net Income (Loss). Adjusted EBITDA may not be comparable to other similarly titled measures from other companies. We have included Adjusted EBITDA as a supplemental disclosure because the Company believes that it provides useful information regarding PGS’ ability to service debt and to fund capital expenditures and provides investors with a helpful measure for comparing our operating performance with that of other companies.

▶ PGS ANNUAL REPORT 2003 ▶ PAGE 31

▶ BOARD OF DIRECTORS REPORT

mented effective November 1, 2003 and increased depreciation in Pertra, partly offset by the effects of write-downs made in 2002 and 2003.

Operating profit before impairments and unusual items was $173.6 million in 2003 compared to $104.0 million in 2002. All of the business segments reported increases in operating profit before impairments and unusual items in 2003 over 2002.

Net interest expense was reduced by $37.3 million to $110.0 million in 2003, because most of the Company’s debt did not accrue interest through the Chapter 11 proceedings and due to the significant reduction of debt post restructuring. Other financial gain/loss was a loss of $31.7 million in 2003 compared to a gain of $39.4 million in 2002. The 2003 amount includes write off of $13.2 million of deferred debt costs and original issue discounts, while the 2002 amount included a gain of $54.1 million related to certain tax equalization swap contracts.

Provision for income taxes was $26.4 million in 2003 compared to $201.9 million in 2002. Tax expense in 2003 primarily relates to tax in regions where the Company has no carry-forward losses, and Pertra, which is subject to petroleum taxation rules in Norway with a nominal tax rate of 78%. Under these taxation rules it is not possible for Pertra to offset its income with losses from other operations. Tax expense in 2002 included among other items a valuation allowance related to previously recorded deferred tax assets of $215.2 million.

Net loss for 2003 was $818.3 million compared to a net loss of $1,245.7 million in 2002.

CASH FLOW, BALANCE SHEET AND FINANCING

Net cash provided from operating activities amounted to $240.0 million in 2003 compared to $330.7 million in 2002. The 2003 amount includes payment of restructuring cost and other unusual items of $71.1 million compared to $14.3 million in 2002. Further, cash invested in multi-client library was reduced by $98.9 million to $91.5 million in 2003, thereby reducing cash flow from operating activities and reducing investments in multi-client library under investing activities. Cash flow from operations adjusted for unusual items and the difference in presentation of capitalized multi-client cost improved in 2003.

Cash and cash equivalents were $146.3 million at December 31, 2003, an increase from $112.6 million at December 31, 2002.

At year-end, the Company had distributed $17.9 million of the excess cash to creditors pursuant to the financial restructuring agreement. The remaining excess cash of $22.7 million was distributed in May 2004, and is included in accounts payable and other accrued expenses at December 31, 2003. The payment of this remaining amount was contingent on the establishment of a $110 million two-year secured working capital facility. The facility was established in March 2004.

Interest bearing debt was approximately $1,194 million as of December 31, 2003, and net interest bearing debt (interest bearing debt less cash and cash equivalents, adjusted for the final excess cash distribution) was $1,071 million.

Certain of the Company’s loan and lease agreements and senior note indenture contain requirements to provide audited U.S. GAAP financial statements by June 30 of each year and to provide unaudited U.S. GAAP quarterly financial statements within a specified period (typically 60 days) after the end of each of the first three quarters. The Company has received waivers and amendments allowing it to report under N GAAP in lieu of U.S. GAAP until June 30, 2005.

In addition to customary representations and warranties, certain of the Company’s debt agreements contain covenants restricting the Company from incurring debt unless certain coverage ratios are met and limiting Company financial indebtedness, excluding project debt, to $1.5 billion. These debt agreements also restrict, among other things: payment of dividends; ability to place liens on Company assets; the amount of subsidiary financial indebtedness; sale/leaseback transactions; investments in project companies; investment in multi-client library; and asset dispositions. Specifically, certain financing agreements do not allow the Company to pay dividends or make any similar distribution until the $250 million 8% senior notes, due 2006, are repaid.

According to Section 3-3 of the Norwegian Accounting Act, we confirm that the financial statements are prepared on the assumption of a going concern.

INVESTMENTS

In 2003, PGS invested $91.5 million in multi-client data library, a reduction of $98.9 million or 52%, reflecting the Company’s continued shift in focus towards the contract market.

Capital expenditures amounted to $57.7 million, which is in line with 2002. The amount includes investment in oil and gas assets (Pertra) of $34.2 million, significantly higher than previous year due to the high level of drilling activity. Capital expenditures in Marine Geophysical were significantly reduced.

SHARES AND SHARE CAPITAL

As of December 31, 2003, PGS had 20,000,000 shares issued and outstanding, all of which are of the same class and with equal voting and dividend rights. Each share has a par value of NOK 30. The Company’s shares are listed on the Oslo Stock Exchange (OSE:PGS).

In February 2003, the PGS American Depositary Shares (ADSs) were de-listed from the New York Stock Exchange due to the trading price falling below required levels. The ADSs are currently traded over the counter (OTC) under the ticker PGEOY.

▶ PGS ANNUAL REPORT 2003 ▶ PAGE 32

▶ BOARD OF DIRECTORS REPORT

Until the audits and re-audit of financial statements under U.S. GAAP discussed above are completed, the Company will be unable to file with the SEC an Annual Report on Form 20-F that contains audited financial statements for three full fiscal years. As long as this situation exists, the Company will be precluded from, among other things, listing its ADSs on a U.S. national securities exchange or on the NASDAQ Stock Market. A delay in listing of the Company’s ADSs in the U.S. may have a negative impact on their liquidity.

HEALTH, SAFETY AND ENVIRONMENT (“HSE”)

HSE management and reporting is a key element in PGS’ evaluation of business performance on all management levels and for the Board of Directors.

Geophysical operations offshore and on land, as well as oil production offshore raise several environmental issues. PGS places considerable emphasis on prevention and reduction of negative environmental consequences of our operations worldwide. We apply a structured approach to ensure that our HSE responsibilities are well managed and strive for continuous improvement.

Within Production, the implementation of an environmental management system compliant with ISO 14001 (international standard for environmental management) has been completed on all Production vessels, except Petrojarl 1 and one of the shuttle tankers. Environmental reports for Production are available on our web site.

Marine Geophysical completed the development of an environmental plan aimed to satisfy the requirements of ISO 14001, and in 2004 the implementation of ISO 14001 is in process on all seismic vessels. All our vessels and associated organizations have already completed ISM certification (International Management Code for the Safe Operation of Ships and Pollution Prevention).

Onshore established an overall environmental management plan which has followed IAGC, OGP (both industry associations) and the US Environmental Protection Agency guidelines. At the end of 2003 implementation was close to completion.

2003 was the Company’s best year ever for HSE performance. Results showed continued steady improvement in all business areas from an already strong position. PGS’ safety and environment results compare favorably with the norm in the industries in which we operate.

PGS had a total of 7 lost time injuries in 2003, with 2 in Production, 1 in Marine Geophysical and 4 in Onshore. This is a strong improvement from 2002 when the Company had 16 lost time injuries, with 3 in Production, 6 in Marine Geophysical and 7 in Onshore. Overall, our safety statistics improved, with a lost time injury frequency of just 0.33 per million man hours for 2003, compared with a frequency of 0.66 for 2002 and 1.64 for 2001. Sick leave in our Norwegian operations was 4.6%.

ORGANIZATION

In the first quarter 2003, PGS announced a plan for a personnel reduction of approximately 250 employees, mainly in Marine Geophysical and support functions. Onshore personnel levels fluctate with business activity, which increased in 2003. By December 31, 2003, the number of employees (excluding Onshore) was reduced by 277. Employees by business area are specified as follows:

	At December 31
	2003	2002	2001
Marine Geophysical	1,143	1,356	1,420
Onshore	1,479	1,828	946
Production	515	520	535
Pertra	5	6	—
Global services/Corporate	235	252	291
Discontinued operations	—	41	1,953

Total	3,377	4,003	5,145

The nature of PGS’ operations requires a high degree of technological background among its personnel. Traditionally a high proportion of its employees are male. The Company strives for balance and equality with respect to sex, age and cultural background, and sees this as an important part of its core values. At December 31, 2003, 11% of the Company’s employees were female and 89% male, while the allocation for PGS’ Norwegian operations were 27% female and 73% male.

The management team revised the organizational structure of the business, to better reflect the size and importance of certain business segments and improve overall control. The Group Leader Team was established to assist the CEO in day-to-day management of the business. This comprises the CEO and the CFO, as well as the senior managers for strategy and global services, and the heads of PGS’ four business units.

The Company’s head office is in Oslo, Norway. PGS also has offices in other cities in Norway, and in the USA, Angola, Nigeria, Australia, Brazil, China, Egypt, England, Russia, Singapore, Scotland, the United Arab Emirates, Mexico and Venezuela.

CHANGES IN BOARD OF DIRECTORS

As a part of the financial restructuring, an Extraordinary General Meeting was held on October 16, 2003,where five new permanent directors, of which four were nominated by the Company’s bank and bond creditors, were elected to the Board. Permanent directors are Jens Ulltveit-Moe (Chairman), Keith Henry (Alternate chairman), Francis Gugen, Harald Norvik, Rolf Erik Rolfsen, Clare Spottiswoode, and Anthony Tripodo. Alternate Directors are Marianne Elisabeth Johnsen and John Reynolds.

As part of the financial restructuring, the Extraordinary General Meeting resolved that Board decisions on certain specified major transactions, during the first two years after the completion of the restructuring, shall require the support by the board members nominated by the pre restructuring sharehold-

▶ PGS ANNUAL REPORT 2003 ▶ PAGE 33

▶ BOARD OF DIRECTORS REPORT

ers or their successors, and that until October 16, 2005, any election of new directors shall require the approval by more than two thirds of the votes cast as well as of the share capital which is represented at the General Meeting.

Geir Aune, Torleif Enger and Jens Gerhard Heiberg served as directors through October 2003. The Board of Directors wishes to express its gratitude for their contributions to PGS.

CORPORATE GOVERNANCE

The Board of Directors is committed to maintaining high standards of corporate governance. We believe that effective corporate governance is essential to the well being of the Company and establishes the framework by which the Company conducts itself in delivering services to its customers and value to its shareholders.

The Board strives to align its governance with sound international practice and regulations. It has focused in particular on ensuring that its governance standards meet the requirements for non-American companies registered in the U.S. as stipulated in the Sarbanes-Oxley Act, and best practice according to Norwegian corporate governance standards.

After the debt restructuring and into 2004, the Company has been working extensively with revising and increasing the formalization of its corporate governance framework.

The Board has established two sub-committees, the Audit Committee and the Remuneration Committee, to act as preparatory bodies for the Board of Directors and to assist the directors in exercising their responsibilities.

In 2003 the Board of Directors had 23 meetings.

OUTLOOK

PGS’ main focus for 2004 is on building confidence among its main stakeholders after a 2003 where financial restructuring was the main target. The Company’s business targets include:

•	Realizing cash flow exceeding the business plan disclosed in connection with the financial restructuring

•	Further improvements in safety, operating regularity and cost

•	Realizing concrete business synergies between its different operations

•	Building strength in corporate governance and HR capabilities

•	Achieve re-listing in the U.S.

•	Identifying attractive industry restructuring opportunities

All markets in which PGS operates showed some improvement in 2003. Oil prices were high through 2003 and have increased further in 2004. Market analysts expect a high price level to continue through the year. In the medium to long term this should positively impact PGS’ main markets. Over the past few years, E&P companies have been reticent to invest in exploration, and there is still under-investment in oil exploration. However, PGS anticipates that the oil companies will be gradually more active in the coming years, as reserves replacement becomes more critical.

In the Marine seismic market overcapacity is still present, despite high growth rates in the contract market. PGS expects the volume of contract work to grow further. A main uncertainty is the extent of further shift in industry capacity from multi-client work to compete for contract work. This may have a material impact on pricing and margins moving forward. Furthermore, a significant portion of PGS’ existing library is related to data offshore Brazil. The outcome of future licensing rounds is key to realizing the value and future profits of this library.

The Company’s FPSOs are expected to continue producing on existing assignments through 2006. Pertra is expected to realize increased oil-production in 2004 as a result of the ongoing drilling programs.

The Board emphasizes that a description covering expectations of future developments is uncertain by nature.

SETTLEMENT OF THE PARENT COMPANY’S LOSS FOR 2003

The parent company, Petroleum Geo-Services ASA, reported a net loss of NOK 6,027,867,000 for 2003. The Board of Directors proposes that the loss is covered by transfers from other equity of NOK 879,711,000 and additional paid in capital of NOK 5,148,156,000.

At December 31, 2003, the parent company has no free equity that, under Norwegian corporate law, can be distributed as dividend.

Lysaker, June 16, 2004

JENS ULLTVEIT-MOE	KEITH HENRY	CLARE SPOTTISWOODE	ROLF ERIK ROLFSEN
CHAIRMAN	VICE CHAIRMAN

HARALD NORVIK	FRANCIS GUGEN	ANTHONY TRIPODO	SVEIN RENNEMO CHIEF EXECUTIVE OFFICER

▶ PGS ANNUAL REPORT 2003 ▶ PAGE 34

▶ CONSOLIDATED FINANCIAL STATEMENTS 2003

PETROLEUM GEO-SERVICES
CONSOLIDATED STATEMENTS OF OPERATIONS

		Years ended December 31,
(In thousands of dollars)	Note	2003	2002	2001
Revenue	4	$1,120,658	$992,336	$882,707

Cost of sales		584,717	473,877	378,577
Depreciation and amortization	4	305,419	356,427	324,283
Research and development costs		2,622	2,766	3,752
Selling, general and administrative costs		54,251	55,235	65,102
Impairment of long-term assets	4, 31	740,876	807,416	13,155
Unusual items, net	4, 31	78,085	15,434	(119,701)

Total operating expenses		1,765,970	1,711,155	665,169

Operating profit (loss)	4	(645,312)	(718,819)	217,538
Income (loss) from equity investments	5	897	(1,691)	(544)
Financial expense, net	6	(110,027)	(147,301)	(139,671)
Other gain (loss), net	7	(31,685)	39,412	(22,298)

Income (loss) before income taxes		(786,127)	(828,399)	55,025
Provision for income taxes	8	26,436	201,944	31,109

Income (loss) from continuing operations		(812,563)	(1,030,343)	23,916
Operations held for sale/discontinued operations, net of tax	3	(5,587)	(215,349)	(12,622)

Net income (loss)		$(818,150)	$(1,245,692)	$11,294

Hereof minority interest		$125	$—	$—

Hereof majority interest	9	$(818,275)	$(1,245,692)	$11,294

Lysaker, June 16, 2004

JENS ULLTVEIT-MOE	KEITH HENRY	CLARE SPOTTISWOODE	ROLF ERIK ROLFSEN
CHAIRMAN	VICE CHAIRMAN

HARALD NORVIK	FRANCIS GUGEN	ANTHONY TRIPODO	SVEIN RENNEMO CHIEF EXECUTIVE OFFICER

▶ PGS ANNUAL REPORT 2003▶ PAGE 35

▶ CONSOLIDATED FINANCIAL STATEMENTS 2003

PETROLEUM GEO-SERVICES
CONSOLIDATED BALANCE SHEETS

		December 31,
(In thousands of dollars)	Note	2003	2002
ASSETS
Long-term assets:
Long-term intangible assets	12	$1,975	$5,883
Property and equipment, net	14	1,089,098	1,689,684
Multi-client library, net	15	367,700	660,383
Oil and gas assets, net	16	30,678	17,324
Investments in associated companies	4, 5	6,386	12,240
Other financial assets	17	29,523	26,353

Total long-term assets		1,525,360	2,411,867

Current assets:
Accounts receivable, net	18	172,508	220,085
Assets held for sale	3	—	68,768
Other current assets	19	64,737	74,067
Cash and cash equivalents	20	146,348	112,604

Total current assets		383,593	475,524

Total assets	4	$1,908,953	$2,887,391

LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity:
Paid in capital:
Common stock (20,000,000 shares, par value NOK 30 as of December 31, 2003, and 103,345,987 shares, par value NOK 5 as of December 31, 2002)		$85,714	$71,807
Additional paid in capital		287,576	—

Total paid in capital		373,290	71,807
Other equity		(4,571)	(113,977)
Minority Interest		1,527	1,402

Total shareholders’ equity		370,246	(40,768)

Guaranteed preferred beneficial interest in PGS junior subordinated debt securities		—	142,322
Mandatorily redeemable cumulative preferred subsidiary securities related to multi-client securitization		—	63,954

Debt:
Accruals for long-term liabilities:
Deferred income taxes	8	14,973	21,868
Other long-term liabilities	23	76,748	53,903

Total accruals for long-term liabilities		91,721	75,771

Other long-term debt:
Long-term capital lease obligations	10	61,234	76,075
Long-term debt	25	1,098,661	1.310,325

Total other long-term debt		1,159,895	1,386,400

Current liabilities:
Short-term debt and current portion of long-term debt and capital lease obligations	10, 24, 25	34,487	959,550
Debt and other liabilities held for sale	3	—	21,523
Accounts payable		56,318	54,539
Accrued expenses	19	157,143	205,066
Income taxes payable	8	39,143	19,034

Total current liabilities		287,091	1,259,712

Total liabilities and shareholders’ equity		$1,908,953	$2,887,391

▶ PGS ANNUAL REPORT 2003 ▶PAGE 36

▶ CONSOLIDATED FINANCIAL STATEMENTS 2003

PETROLEUM GEO-SERVICES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
(In thousands of dollars)	2003	2002	2001
Cash flows from operating activities:
Net income (loss)	$(818,275)	$(1,245,692)	$11,294
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization charged to expense	305,419	356,427	324,283
Non-cash impairments and loss (gain) sale of subsidiary, net	745,697	1,039,472	(97,027)
Non-cash write-off of deferred debt costs and issue discounts	13,152	—	—
Cash effects related to assets and liabilities held for sale	3,342	5,540	(8,882)
Provision (benefit) for deferred income taxes	(4,639)	184,577	22,756
Changes in current assets and current liabilities	(2,125)	(28,376)	(74,721)
Loss on sale of assets	6,193	7,561	294
Other items	(8,791)	11,191	24,823

Net cash provided by operating activities	239,973	330,700	202,820

Cash flows (used in) from investing activities:
Investment in multi-client library	(91,500)	(190,436)	(230,166)
Capital expenditures	(57,710)	(60,759)	(185,156)
Capital expenditures on assets held for sale	(118)	(77,364)	(54,467)
Sale of subsidiary	50,115	20,222	175,000
Other items, net	3,835	(9,030)	(19,485)

Net cash used in investing activities	(95,378)	(317,367)	(314,274)

Cash flows (used in) provided by financing activities:
Net proceeds from issuance of subsidiary preferred stock	—	—	234,285
Net proceeds from issuance of common stock, including stock option exercises	—	—	816
Redemption of preferred stock	(64,105)	(98,983)	(77,280)
Repayment of long-term debt	(11,241)	(241,826)	(11,414)
Principal payments under capital lease obligations	(17,539)	(15,496)	(7,806)
Net increase (decrease) in bank facility and short-term debt	(48)	335,348	(5,667)
Net (payments) receipts under tax equalization swap contracts	—	9,566	(64,575)
Other items, net	(17,932)	8,098	—

Net cash (used in) provided by financing activities	(110,865)	(3,293)	68,359

Effect of exchange rate changes in cash and cash equivalents	14	537	(93)
Net increase (decrease) in cash and cash equivalents	33,744	10,577	(43,188)
Cash and cash equivalents at beginning of year	112,604	102,027	145,215

Cash and cash equivalents at end of year	$146,348	$112,604	$102,027

▶ PGS ANNUAL REPORT 2003 ▶ PAGE 37

▶CONSOLIDATED FINANCIAL STATEMENTS 2003

PETROLEUM GEO-SERVICES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

				Accumulated
	Common Stock		Additional	foreign currency
			paid in	translation	Other	Minority	Shareholders’
(In thousands of dollars, except for share data)	Number	Par value	capital	adjustments	equity	interest	equity
Balance at December 31, 2001	103,345,987	$71,807	$1,044,497	$(13,833)	$105,556	$—	$1,208,027
Net income	—	—	(1,044,497)	—	(201,195)	—	(1,245,692)
Dividends to minority interest	—	—	—	—	(1,076)	—	(1,076)
Translation adjustments	—	—	—	7,195	—	—	7,195

Balance at December 31, 2002	103,345,987	71,807	—	(6,638)	(96,715)	—	(31,546)
Restated for prior year net income effects:
Seismic vessel costs	—	—	—	—	(2,893)	—	(2,893)
Vessel crew rotation costs	—	—	—	—	(4,038)	—	(4,038)
Accrued vacation costs	—	—	—	—	(3,693)	—	(3,693)
Adjusted for minority interest	—	—	—	—	—	1.402	1,402

Restated balance at December 31, 2002	103,345,987	71,807	—	(6,638)	(107,339)	1.402	(40,768)
Cumulative effect of accounting principle change January 1, 2003	—	—	—	—	(26,754)	—	(26,754)
Effect of restructuring, November 6, 2003:
Write down old sharecapital	(103,345,987)	(71,807)	—	—	71,807	—	—
Debt restructuring	20,000,000	85,714	1,010,989	—	157,148	—	1,253,851
Net income	—	—	(723,413)	—	(94,862)	125	(818,150)
Translation adjustments	—	—	—	2,067	—	—	2,067

Balance at December 31, 2003	20,000,000	$85,714	$287,576	$(4,571)	$—	$1,527	$370,246

Petroleum Geo-Services ASA has one class of shares, and as of December 31, 2002, common stock consisted of a total of 103,345,987 shares of par value NOK 5 each fully paid in.

During 2003, the Company completed an extensive financial restructuring (see Note 25 for more information). Besides a significant reduction of the Company’s total debt, the restructuring lead to a cancellation of all existing shares, and the share capital was reduced to zero without any payment to the existing shareholders in respect of the cancelled shares. Simultaneously with the registration of the reduction of the share capital to zero, the reorganized Petroleum Geo-Services ASA issued 20,000,000 new shares with a par value of NOK 30 per share, giving a total share capital of NOK 600 million. The new shares were distributed to the Company’s creditors and existing shareholders.

The shareholders voting rights are equal to ownership percentage. A listing of the Company’s largest shareholders is provided in Note 21.

▶ PGS ANNUAL REPORT 2003 ▶ PAGE 38

▶ NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2003

NOTES

NOTE 1 – GENERAL INFORMATION ABOUT THE COMPANY AND BASIS OF PRESENTATION

Petroleum Geo-Services ASA (the “Company”) is a technologically focused oilfield service company principally involved in geophysical and floating production services. Globally, the Company provides a broad range of seismic and reservoir services, including seismic data acquisition, processing and interpretation, as well as field evaluation. In the North Sea, the Company owns and operates four floating production, storage and offloading units (FPSO) and owns a small oil and gas company. The Company’s headquarters are in Oslo, Norway. See further discussion of the Company’s services in Note 4.

The Company is a Norwegian limited liability company. The Company has prepared its consolidated financial statements in accordance with accounting principles generally accepted in Norway (“NGAAP”). The Financial Statements are presented in US Dollars (“$”), which is defined as the reporting currency.

As more fully described in Note 3, the Company sold its wholly owned software company PGS Tigress (UK) Ltd. in December 2003. In December 2002 the Company sold its Production Services subsidiary and also entered into a definitive agreement to sell its Atlantis subsidiary in January 2003, which was finalized and executed in February 2003. Accordingly, the financial position and results of operations and cash flows for these subsidiaries have been presented as operations held for sale/discontinued operations as of and for the years ended December 31, 2003, 2002 and 2001.

The accompanying financial statements have been prepared on the basis of accounting principles that presume the realization of assets and the settlement of liabilities in the ordinary course of business. Accordingly, the financial statements do not purport to present the realizable values of all assets or the settlement amounts of all liabilities, and therefore, do not reflect the adjustments in the carrying values of our assets, liabilities, income statement items and balance sheet classifications that would be necessary if the going concern assumption was not an appropriate basis for our financial statements.

In 2003 the Company, as more fully described in Note 25, successfully completed a financial restructuring which involved cancellation of all pre-restructuring share capital and a reduction to interest bearing debt of $1,283 million from $2,472 million to $1,189 million. Costs relating to this restructuring totalled $42.3 million and were expensed as Unusual Items, net in the consolidated statements of operations. In addition the Company recorded $13.2 million in write-off of deferred debt costs and issue discounts, that were expensed as Other Gain (Loss), net.

Upon emergence from Chapter 11, the Company, for the purpose of adopting “fresh start” accounting in accordance with “The American Institute of Certified Public Accountants Statement of Position” (SOP 90-7) under generally accepted accounting principles in the United States (“U.S. GAAP”) and in order to perform impairment reviews for its N GAAP financial statements, made a full valuation, using external experts, of all its significant assets and liabilities, with a basis in the restructured enterprise value. Similarly the Company adopted a new N GAAP standard for Impairment of Assets effective January 1, 2003. In total the Company recognized the following impairments under N GAAP in 2003; $241.5 million in multi-client library, $367.0 million in Production assets, $129.1 million in streamer fleet assets and $3.3 million in other long-term assets. See Note 31 for further details of these impairments.

As of June 2004, the audits of the Company’s financial statements prepared in accordance with U.S. GAAP have not yet been completed. The required audit procedures for such U.S. GAAP financial statements include a reaudit of the 2001 financial statements, as well as the audits of the 2002 and 2003 financial statements, to conform with filing requirements of the Securities and Exchange Commission (“SEC”) in the United States in relation to Annual Reports on Form 20-F.

As part of the re-audit process, the Company identified certain costs, which historically had not been appropriately accrued for relating to seismic vessels costs of $2.9 million, vessel crew rotation costs of $4.0 million and accrued vacation costs, relating to certain regions in the Company, of $3.7 million. The effect of these accruals has been recorded directly to shareholders’ equity.

The Company has made significant progress in the work and is targeting completion of such audits and re-audit during third quarter 2004. There can, however, be no assurance as to whether or when these audits and re-audit will be completed.

The outcome of the audits and re-audit could result in restatements of the Company’s previously filed U.S. GAAP audited financial statements and restatements, or other adjustments, to its 2002 un-audited annual financial statements and 2002 and 2003 U.S. GAAP unaudited interim financial statements. Those restatements and adjustments could be material, although they are expected to be of a non-cash nature.

Furthermore, although the audits and re-audit are being conducted under U.S. GAAP, the outcome of such audit procedures might also affect the financial statements prepared in accordance with NGAAP, potentially both the opening balance January 1, 2003 and the 2003 consolidated statements of operations.

In connection with the audit and re-audit process under general accepted auditing standards in the United States (“U.S. GAAS”), the Company’s independent auditor, Ernst & Young, has issued a material weakness letter to the Company that identifies the following material weaknesses: (1) insufficient documentation of or adherence to policies and procedures; (2) inadequate U.S. GAAP expertise in the Company; (3) insufficient support for accounting books and records; and (4) insufficient supervision and review control activities.

In response to this material weaknesses letter, the Company developed and has been actively implementing a plan to address the matters identified, including hiring new personnel with expertise in U.S. GAAP and U.S. regulations, improving overall U.S. GAAP expertise throughout the accounting organization and upgrading the corporate business controller function. The Company has put priority on improving documentation and reporting procedures and has established new and more precise accounting policies. Further, the Company has established and outsourced an Internal Audit function. However, all material weaknesses have not been eliminated at this time.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Change in accounting principles during 2003:

Effective January 1, 2003, a new preliminary standard for Impairment of Assets became effective under N GAAP. Under the new standard the Company must assess impairment indicators at each balance sheet date. If such indicators exist, impairment losses are recorded if the recoverable amount of a cash generating unit is less that its carrying amount. The main change from the previous standard is that

▶ PGS ANNUAL REPORT 2003 ▶ PAGE 39

▶ NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2003

recoverable amount, if based on future cash flows, is based on discounted cash flows rather than undiscounted cash flows.

Upon emergence from Chapter 11, the Company reviewed its accounting policies for its N GAAP and U.S. GAAP accounting, and adopted certain new policies that the Company believes are less complex, more transparent and better reflect current operations. The most significant changes in the N GAAP policies were as follows:

•	Effective January 1, 2003, expenses incurred in connection with yard stay, steaming and mobilization are expensed as incurred. Such expenses were previously deferred and recognized as part of contract costs or multi-client project costs as appropriate

•	Effective January 1, 2003, the successful efforts method of accounting for oil and gas assets was adopted replacing the full cost method previously applied

•	Effective November 1, 2003, the Company made certain changes to its amortization policy for multi-client library, including an increase in minimum amortization, achieved by reducing the maximum amortization period from eight to five years after completion of a survey

•	Effective November 1, 2003, depreciable lives of Ramform seismic acquisition vessels and FPSOs were reduced from 30 to 25 years, except for Petrojarl 1 FPSO, due to a substantial refurbishment completed in 2001.

See further description of the current accounting policies below.

Due to the complexity of these accounting changes, prior periods financial statements have not been restated to reflect the impact of these changes.

Basis of Consolidation and Equity Investments:

The Company’s consolidated financial statements include all accounts of Petroleum Geo-Services ASA and its wholly owned and majority-owned subsidiaries. Subsidiaries are consolidated in the accounts from the point of time when the Company gains control of the companies. Shares in subsidiaries are eliminated using the purchase method of accounting. This implies that the purchase costs for the shares are assigned to the assets and liabilities of the subsidiaries, which are consolidated using their fair value at date of acquisition. Any excess of fair value is recorded as goodwill. All significant intercompany accounts and transactions are eliminated in consolidation.

Investments in associated entities (companies and joint ventures) in which the Company’s ownership interests equal or exceed 20% and over which the Company exercises significant, but not controlling, influence are accounted for under the equity method. The equity method implies that the Company’s share of net income in the associated company is included in a separate line in the profit and loss statement, while the Company’s share of the associated company’s equity, adjusted for any excess values or goodwill, is classified as a long-term asset in the balance sheet. Other investments are accounted for at cost.

Discontinued Operations:

Subsidiaries that are either held-for-sale or discontinued are reported as discontinued operations. Revenues and expenses are excluded from revenue and expenses of the Company and reported separately as a one line item in the consolidated statement of operations, net of tax. Assets and liabilities are presented as separate line items in the balance sheet. For further details, see discussions of such discontinued activities in Note 3.

Foreign Currency Translation:

Although the Company’s activities are global, its transactions are primarily denominated in US dollars; therefore, the Company has adopted the US dollar as its reporting currency. The Company uses the US dollar as the functional currency for substantially all of its consolidated entities.

The financial statements of non-US subsidiaries using the US dollar as their functional currency are measured as follows: non-monetary assets, share par value and paid-in capital are measured at historical exchange rates; revenue and expenses are measured at the average rates of exchange during the period, except for depreciation and amortization, which are measured at historical exchange rates; and all other financial statement accounts are measured at the rate of exchange at period end. Measurement adjustments of foreign currency transactions are credited or charged directly to income, except for adjustments relating to long-term intercompany borrowings, which are accumulated as a separate component of shareholders’ equity.

The financial statements of non-US subsidiaries using their local currency as their functional currency are translated using the current rate method. Assets and liabilities are translated at the rate of exchange in effect at period end; share par value and paid-in capital are translated at historical exchange rates; and revenue and expenses are translated at the average rates of exchange in effect during the period. Translation adjustments are recorded as a separate component of shareholders’ equity.

The Company’s exchange rate between the Norwegian kroner and US dollar at December 31, 2003 and 2002 was NOK 6.79 and NOK 7.02, respectively.

Cash and Cash Equivalents:

The carrying amounts of cash and cash equivalents approximate fair value. Cash and cash equivalents include demand deposits and all highly liquid financial instruments purchased with maturities of three months or less. In addition, cash and cash equivalents as of December 31, 2003, also include bid bonds restricted to the restructuring cash sweep, which was paid in May 2004.

UK Leases:

The Company has periodically executed leasing arrangements in the United Kingdom (“UK leases’’) relating to certain seismic and FPSO vessels and/or equipment (see Note 32). Under the UK leases, generally UK Financials Institutions acquire the assets and the Company leases the assets from these institutions under long-term charters that give the Company the option to purchase the assets for a de minimis amount at the end of the charter periods. Due to the nature of the charters, the Company capitalizes the assets. The Company legally defeases the present value of the Company’s future charter obligations for the assets by making up-front, lump sum payments to large international banks (“payment banks’’), which then assume the Company’s liability for making the periodic payments due under the long-term charters (the “Defeased Rental Payments”). Due to the assumption of the charter payment obligations by the payment banks, the lessors legally release the Company as the primary obligor under the charters and the Company therefore does not record capital lease obligations with respect to these UK leases. These UK leases provide the UK Financial Institutions with the tax depreciation rights to the assets and, therefore, the ability to utilize the related tax benefits. Under its UK leases, the Company has indemnified the UK Financial Institutions against certain future events that could reduce their expected after-tax returns on the UK leases. These events include potential changes in UK tax laws and interpretations (including interpretations relating to depreciation rates) or interest rates.

At the date that the Company executes any UK lease, the Company treats the excess of the sales proceeds received over the amount required to legally defease the charter obligations as a deferred gain, due to the indemnification contingencies. The deferred gain is recognizable as other income (loss) once the Company has determined that

▶ PGS ANNUAL REPORT 2003 ▶ PAGE 40

▶ NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2003

the possibility of the indemnification contingencies occurring is remote.

The Defeased Rental Payments are based on assumed Sterling LIBOR rates of between 8% and 9% (the “Assumed Interest Rates”). If actual interest rates are greater than the Assumed Interest Rates, the Company receives rental rebates. Conversely, if actual interest rates are less than the Assumed Interest Rates, the Company is required to pay rentals in excess of the Defeased Rental Payments (the “Additional Required Rental Payments”). See Note 32 for additional information regarding the Company’s estimated liability for such interest variations.

Operating and Capital Leases:

The Company has significant operating lease arrangements within all the operating segments and also has some capital lease arrangements mainly for land seismic equipment. Capital leases are lease arrangements where the substantial financial risk and control, but not ownership, of the assets are transferred from the lessor to the Company.

The Company accounts for capital lease arrangements as if the Company had acquired the assets. Correspondingly the present value of the future lease payments is accounted for as liabilities. The assets are depreciated over the expected useful life of the asset, while the lease liability is reduced in accordance with the agreed payment term.

Retirement Plans:

Defined benefit pension plans are estimated as present value of future pension compensation, which for accounting purpose are considered earned as of balance sheet date. Pension assets are estimated at fair value. Net pension liabilities on under-funded plans are recorded as other long-term liabilities, while net pension assets on over funded plans are recorded as other long-term assets, if it is probable that the over funded amounts can be utilized. Change in the pension liability, which is caused by amendments to the pension plans, is apportioned over the expected average remaining years.

The Company’s contributions to defined contribution plans are expensed as incurred.

The actual pension costs are charged to salaries and social expenses and are included in cost of sales and selling, general and administration costs as appropriate, in the consolidated statements of operations.

Accounting Estimates:

The preparation of financial statements in conformity with N GAAP requires management to make various estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. In addition, such estimates, assumptions and judgments can have a material effect on the amount of reported revenue and expenses during a particular period. The Company reviews significant estimates, assumptions and judgments no less frequently than annually. In many circumstances, the ultimate outcomes related to the estimates, assumptions and judgments may not be known for several years after the preparation of the financial statements. Actual amounts may differ materially from these estimates due to changes in general economic conditions, laws and regulations, changes in future operating plans and the inherent imprecision associated with estimates.

Provision for Doubtful Receivable:

The Company recognise loss on doubtful receivables when it is probable that a receivable is not collectable.

Contingencies:

Contingencies are recognized as liabilities if there is more than a 50% probability that they will occur and can be reasonably estimated. Best estimate is applied when estimating the settlement.

Multi-Client Library:

The multi-client library consists of seismic surveys that are licensed to customers on a nonexclusive basis. All costs directly or indirectly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client library, including the applicable portion of the Company’s interest costs.

Beginning January 2003, the Company no longer capitalizes the proportionate cost of relocating its crews (steaming) between surveys and the apportioned cost of yard stays.

The multi-client library is stated at the lower of survey costs less accumulated amortization or fair value. Fair value is calculated based upon remaining forecasted future sales less estimated selling costs, discounted to a net present value using discount rates that give effect to the inherent risk in the sales forecasts.

The Company records its investment in the multi-client library in a manner consistent with its capital investment and operating decision analysis, which generally results in each component of the multi-client library being recorded and evaluated on a survey-by-survey basis. Certain projects that are in the same political regime, with similar geological traits and that are marketed collectively are recorded and evaluated as a group by year of completion.

Amortization of the multi-client library is generally recorded in proportion to revenue recognized to date as a percentage of the total expected revenue. In determining the annual amortization rates applied to the multi-client library, management considers expected future sales and market developments as well as past experience. These expectations include consideration of geographic location, prospectivity, political risk, exploration license periods and general economic conditions. The Company’s local sales and operating management estimate, at least annually, the total expected revenue for each component of the multi-client library. Because of the inherent difficulty in estimating future sales and market developments, it is possible that the amortization rates could deviate significantly from year to year.

To the extent that such revenue estimates, or the assumptions used to make those estimates, prove to be higher than actual revenue, the Company’s future operations will reflect lower profitability due to increased amortization rates applied to the multi-client library in later years, and the multi-client library may also become subject to minimum amortization and/or impairment charges.

Although it is the Company’s general policy to amortize the multi-client library based on the proportion of the recognized revenue to the total expected revenue, an integral element of the Company’s amortization is the minimum amortization policy. Under this policy, the Company requires that the book value of each component of the multi-client library be reduced to a specified percentage by year-end, based on the age of the component in relation to its year of completion. This requirement is applied regardless of future revenue estimates for the multi-client library component. The specified percentage generates the maximum book value for each multi-client library component as the product of the percentage multiplied by the original book value of the multi-client library component. Any minimum amortization charges required are then determined through a comparison of the remaining book value to the maximum book value allowed for each component of the multi-client library.

Effective November 1, 2003 the Company changed the minimum

▶ PGS ANNUAL REPORT 2003 ▶ PAGE 41

▶ NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2003

amortization period. Previously, the minimum amortization period was 8 years for marine surveys and 5 years for land surveys. The profile for new surveys is now set at 5 years for both marine and land surveys. Existing marine surveys are accorded a transition profile that will generally shorten their remaining minimum amortization period by one year as compared to the previous profile.

The specified percentages the Company uses to determine the maximum book value of its multi-client library components are summarized as follows:

	Maximum book-value from completion year
Year from	Existing marine	Existing land	New
completion	surveys	surveys	surveys
Year 1	100%	100%	80%
Year 2	80%	80%	60%
Year 3	60%	60%	40%
Year 4	40%	40%	20%
Year 5	20%	20%	0%
Year 6	10%	0%
Year 7	0%

Research and Development costs:

Research and development costs are expensed as incurred.

Property and Equipment:

Property and equipment are stated at cost less accumulated depreciation and amortization and any impairment charges. Depreciation and amortization are calculated using the straight-line method for all property and equipment, after allowing for residual values. However, during the first ten months of 2003 the unit-of-production method of accounting was used for one of the FPSO vessels.

The estimated useful lives for the Company’s property and equipment, as of December 31, 2003, were as follows:

Years
Seismic vessels	20 – 25
Seismic equipment	5 – 15
Seismic and operations computer equipment	3 – 5
Leasehold improvements – seismic vessels	1 – (a)
Land seismic equipment	3 – 5
FPSO vessels and equipment	25 – (b)
Buildings and related leasehold improvements	1 – 30
Fixture, furniture, fittings and office computers	3 – 5

(a) Life of asset or length of lease, whichever is shorter.

(b) Except for Petrojarl 1, which is depreciated over 30 years.

Expenditures for major property and equipment that have an economic useful life of at least one year are capitalized. Such property and equipment are capitalized as individual assets and are depreciated and amortized over their useful lives. Maintenance and repairs are expensed as incurred. The Company capitalizes the applicable portion of its interest costs related to major capital projects that require a period of time to complete. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in the results of operations.

Oil and Gas Assets:

Effective January 1, 2003 the Company adopted the successful efforts method of accounting for oil and gas exploration and production activities. Equipment related to wells and installations to be used in the future production and drilling activities are carried at the lower of cost and market value.

Costs are accounted for as follows:

• Acquisition costs to purchase, lease or otherwise acquire licenses, are capitalized pending the determination of the existence of proved reserves.

• Exploration costs:

–	Drilling costs of exploration wells are capitalized pending the evaluation of oil and gas reserves. If reserves are not found, the drilling costs are charged to operating expense.

–	Geological and geophysical costs, area fees and costs associated with unsuccessful exploratory wells are expensed.

•	Development costs:

–	All costs related to the development and planning of commercial oil and gas fields are capitalized, including the costs of the plan for development and operation and the drilling of unsuccessful development wells. Development costs are capitalized once the licensees decide to proceed with the development of a field.

•	Production (lifting) costs are costs incurred to operate and maintain the wells and installations, and are expensed as incurred.

•	Interest expense relating to drilling activities and development projects are included in capitalized exploration and development costs as appropriate.

•	Maintenance and repairs are expensed as incurred, except for cost of replacements or renewals that expand capacity or improve production, which are capitalized.

Acquisition costs are amortized using the unit-of-production method based on total proved reserves (developed and undeveloped), by individual field. Capitalized costs relating to fields in production are amortized using the unit-of-production method based on proved developed reserves, by individual field.

Proved oil and gas reserves are included in the calculation of depreciation, depletion and amortization of capitalized costs. Proved oil and gas reserves are those quantities of petroleum which, by analysis of geological and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs under current economic conditions operating method, and governmental regulations. Reserves numbers are updated quarterly by the Company and verified at least annually by independent reservoir engineers.

Goodwill:

Goodwill represents the excess of the purchase price over fair value of the net assets acquired, and is stated at cost less accumulated amortization and any impairment charges. Goodwill amortization is based on an individual assessment and calculated on a straight-line basis over the estimated life.

Other Long-Term Intangible Assets:

Other long-term intangible assets include direct costs of patents, royalties and licenses, which are stated at cost less accumulated amortization and any impairment charges. Amortization is based on estimated useful lives of the related assets.

Other Financial Assets:

Other financial assets consist of costs related to entering into long-term loan facilities (deferred debt issue costs) and other long-term receivables. The Company defers debt issue costs relating to long-term debt, which is charged to expense using the effective interest method over the period loans are outstanding. Such expense is charged to financial expense, net. Other long-term receivables includes accounts receivable, expected to be collected twelve

▶ PGS ANNUAL REPORT 2003 ▶ PAGE 42

▶ NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2003

months after the balance sheet date, and also net pension assets on over-funded plans.

Impairment of Long-Lived Assets:

Long-lived assets (multi-client library, property, plant & equipment and oil & gas assets) are assessed for possible impairment when indications of impairments exist. Indicators include significant decreases in the market value of an asset, significant changes in the extent or manner of use of or physical change in the asset, or reduction of proved oil and gas reserves based on field performance. In assessing impairment, the carrying values of assets or cash generating units are compared to their recoverable amounts, defined as the higher of estimated selling price and value in use. Value in use is computed based on discounted estimated future cash flows. Impaired assets are written down to their estimated recoverable amounts.

Asset Retirement Obligation:

The Company accrues the fair value of a liability for the obligation associated with the retirement of long-lived assets and associated retirement costs over the period of the contract or useful life when a reasonable estimate for such obligations can be made.

Loss Contracts:

The Company reviews its revenue-producing exclusive contracts in the ordinary course of business to determine if estimated costs to perform the contract exceed the estimated contract revenue. Any resulting net loss is expensed at the time the loss is determined.

Steaming:

Costs incurred steaming a vessel from one location to another are expensed as incurred.

Derivative Financial Instruments:

The accounting treatment of financial instruments generally follows the intention behind entering into the contracts, which are defined as either hedge or trade contracts. Derivative financial instruments are used periodically by the Company in the management of its foreign currency exchange rate and interest rate exposure.

The different financial instruments used in hedging currency and interest exposure, are evaluated as separate portfolios. For those arrangements classified as hedges, revenues and expense are accrued and classified similar to the related balance sheet item.

Gains and losses attributable to forward foreign exchange contracts and option contracts that do not qualify for hedge accounting are recognized in the income statement as they arise.

Revenue Recognition:

The Company has elected to use the US Securities and Exchange Commission’s Staff Accounting Bulletin (SAB) No. 101 Revenue Recognition as principle for recognising revenue. N GAAP is considered to be in compliance with SAB-101 for the principles applied.

1. Geophysical services (Marine and Onshore):

     (a) Sales of Multi-Client Library Data:

Late sales – The Company grants a license to a customer, which entitles the customer to have access to a specifically defined portion of the Company’s multi-client data library. In each case, the portion of the multi-client library for which an access license is being granted is complete and ready for use. The customer’s license payment is fixed and determinable, and typically is required at the time that the license is granted. The Company recognizes revenue for late sales at the point that the customer has executed a valid license agreement, the customer has been granted access to the licensed portion of the multi-client library and collection is reasonably assured.

Volume sales agreements – The Company enters into customer arrangements in which the Company agrees to grant licenses to the customer for access to a specified number of blocks of the multi-client library within a defined geographical area. These arrangements typically enable the customer to select and access the specific blocks over a period of time. Although the license fee is fixed and determinable in all cases, the payment terms of individual volume sales agreements vary, ranging from payment of the entire fee at the commencement of the volume sales agreement, to instalment payments over a multi-year period, to payment of the license fee as the specific blocks are selected.

The Company recognizes revenue for volume sales agreements, based on a ratable portion of the total volume sales agreement revenue, when the customer executes licenses for specific blocks, the customer has been granted access to the data included in the agreement and collection is reasonably assured.

Pre-funding arrangements – The Company typically obtains funding from a limited number of customers before a multi-client seismic project commences. In return for the pre-funding, the customer typically gains the ability to direct/influence the project specifications, advance access to data as it is being acquired and discounted pricing.

The Company recognizes pre-funding revenue as the services are performed on a percentage-of-completion basis when collection is reasonably assured. The Company evaluates the progress to date, in a manner generally consistent with the physical progress on the project, and recognizes revenue based on the ratio of the project’s progress to date in relation to the total project.

     (b) Proprietary Sales/Contract Sales:

The Company performs seismic services for a specific customer, in which case the seismic data is the exclusive property of that customer. The scope and terms of these proprietary sales vary substantially. The Company recognizes proprietary/contract revenue as the services are performed, delivered and collection reasonably assured.

     (c) Other Geophysical Services:

Revenue from the Company’s other geophysical services is recognized as the services are performed and delivered and collection is reasonably assured.

2. Production:

Tariff-based revenue from the Company’s production services is recognized as production occurs, while day-rate revenue is recognized over the passage of time. Revenues are recognised when collection is reasonably assured.

3. Pertra:

Revenue from the Company’s ownership of production licenses is recognized when ownership of produced oil passes to the customer (delivery).

IncomeTaxes:

The Company provides for all current taxes payable and for deferred taxes arising from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, based on enacted tax rates and laws in effect for the years in which differences are expected to reverse. Except where required by law, Norwegian income taxes are not accrued for unremitted earnings of international operations that have been, or are intended to be, reinvested indefinitely. Valuation allowances are provided against deferred tax assets when management determines that it is more likely than not that a future tax benefit will not be realized. At acquisition, excess values are recorded as gross,

▶ PGS ANNUAL REPORT 2003 ▶ PAGE 43

▶ NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2003

including deferred tax, while goodwill is recognised net, excluding deferred tax accrual.

Cash Flow Statement and Consolidated Statements of Operations:

The Company’s cash flow statement is prepared in accordance with the indirect method, where cash flows from operational activities are incorporated as a part of the cash flow statement, and where the cash flows are divided into operational activities, investing activities and financing activities. In order to provide the best possible reconciliation to our financial statements prepared in accordance with U.S. GAAP, the Company has decided to use Net Income (Loss) as the basis for presentation of cash flows from operational activities. Similar is also the consolidated statement of operations presented in accordance with U.S. GAAP where operating costs are classifies as; cost of sales, research and development and selling, general and administration costs.

NOTE 3 – ACQUISITIONS AND DISPOSITIONS

During 2001, the Company entered into a definitive agreement with Veritas DGC, Inc. (“Veritas”) to combine the businesses of the two companies, but during 2002, the agreement was terminated. The Company recognized a net gain of $2.9 million in 2002 relating to receipt of a termination fee. This amount was recorded in the consolidated statements of operations as unusual items, net (see Note 31).

On December 11, 2002, the Company sold its Production Services (formerly Atlantic Power Group) subsidiary to Petrofac Limited and recognized $26.8 million gross loss on disposal of this subsidiary in 2002. The Company received proceeds of $20.2 million at the closing date and received an additional $3.8 million and $1.5 million in 2003 upon settlement of the working capital and certain contingent events, respectively. Furthermore, the Company recorded an additional gain of $2.0 million related to such contingent events as of December 31, 2003, and accordingly a total of $3.5 million was recorded as a gain in 2003. The Company is eligible to receive an additional $6.0 million upon the occurrence of certain contingent events through 2010.

During February 2003, the Company sold its Atlantis oil and gas activities to Sinochem, and received proceeds of $48.6 million in addition to $10.6 million as reimbursements of outlays on behalf of Sinochem. The Company may receive up to $25.0 million in additional, contingent proceeds, which currently has not been recognized. During 2002, the Company recognized $190.1 million in impairment charges, including the estimated loss on disposal. The Company recorded an additional $4.8 million in loss on disposal of this subsidiary in 2003.

On December 10, 2003, the Company sold its wholly owned software company PGS Tigress (UK) Ltd. for a deferred compensation of approximately $1.8 million, payable during 2004 and 2007, and did not record any net effect to income on disposal of this subsidiary in 2003. The Company may receive additional, contingent proceeds based on excess profits through 2006, such proceeds have not been recognised as receivables.

The results of operations, net assets and cash flows for the above mentioned subsidiaries have been presented as discontinued operations for 2003, 2002 and 2001, and is summarized as follows:

	Years ended December 31,
	2003	2002			2001
(In thousands of dollars)	Tigress	Tigress	Atlantis	Production	Tigress	Atlantis	Production
Revenue	1,244	1,684	23,452	181,302	2,356	575	166,990

Operating expenses before depreciation, amortization, impairment and unusual items	(2,697)	(3,298)	(15,836)	(176,642)	(3,845)	(1,599)	(165,181)
Depreciation and amortization	(707)	(1,105)	—	(455)	(1,261)	(53)	(1,426)
Impairment of long-term assets	—	—	(190,101)	—	—	—	—
Unusual items	(512)	(482)	—	—	—	(633)	—

Operating costs	(3,916)	(4,885)	(205,937)	(177,097)	(5,106)	(2,285)	(166,607)

Operating profit	(2,672)	(3,201)	(182,485)	4,205	(2,750)	(1,710)	383
Financial expense and other gain (loss), net	(1,213)	(1,278)	1,545	(74)	(1,144)	(2,310)	245

Income (loss) before income taxes	(3,885)	(4,479)	(180,940)	4,131	(3,894)	(4,020)	628

Capital expenditures on assets held for sale	118	135	77,126	103	138	54,103	226

▶ PGS ANNUAL REPORT 2003 ▶ PAGE 44

▶ NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2003

	December 31, 2002
(In thousands of dollars)	Tigress	Atlantis
Other long-term intangible assets	1,671	—
Property and equipment, net	214	323
Other financial assets	13	—
Oil and gas assets, net	—	56,669
Accounts receivable, net	810	3,489
Other current assets	324	1,913
Cash and cash equivalents	427	2,915

Total assets	3,459	65,309

Short-term debt	—	(15,800)
Accounts payable	(437)	(451)
Accrued expenses	(1,106)	(3,729)

Total liabilities	(1,543)	(19,980)

In March 2001, the Company sold its global Petrobank data management business and related software to Landmark Graphics Corporation, a subsidiary of Halliburton Company, for $165.7 million in net cash proceeds. The Company recognized a $138.6 million gain on the sale, excluding taxes of $40.4 million, which was classified as an unusual item in the Company’s consolidated statements of operations.

During August 2002, the Company purchased a 70% interest in Production License 038 on the Norwegian Continental Shelf of the North Sea. The Company’s interest was purchased from Statoil (28%) and Norsk Hydro (42%). The Company’s 30% partner is the Norwegian government’s State Direct Financial Interest. The Company’s FPSO Petrojarl Varg has been in production on the Varg field PL 038 since December 1998.

NOTE 4 – SEGMENT AND GEOGRAPHIC INFORMATION

The Company’s services are provided by various separately managed business units. These business units have been aggregated into four reportable segments, Marine Geophysical, Onshore, Production and Pertra, based on economic characteristics. The Company believes that the business units within each reportable segment are strategically and/or operationally interrelated and provide similar services to the same customer base.

PGS manages its business in four segments as follows:

•	Marine Geophysical, consisting of both streamer and seafloor seismic data acquisition, marine multi-client library and data processing

•	Onshore, consisting of all seismic operations on land and in shallow water, and including onshore multi-client library

•	Production, which owns and operates four harsh environment FPSOs in the North Sea

•	Pertra, a small oil and gas company owning 70% of and being operator for Production License 038 on the Norwegian Continental Shelf

The principal markets for the Company’s Production segment are the UK and Norway, while the Marine Geophysical and Onshore segments serve a worldwide market. Customers for all segments are primarily composed of major multi-national, independent and national or state-owned oil companies. The Company’s corporate overhead has been presented under Global Services/Corporate. Significant charges, which do not relate to the operations of any segment, such as debt restructuring costs, are also presented as Global Services/Corporate. Information related to operations held for sale/discontinued operations during any period presented has been separately aggregated. Affiliated sales are sales between segments, and these sales are made at prices that approximate market value.

▶ PGS ANNUAL REPORT 2003 ▶ PAGE 45

▶ NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2003

Information by segment is summarized as follows:

					Global	Elimination
	Marine				Services/	of affiliated
(In thousand of dollars)	Geophysical	Onshore	Production	Pertra (a)	Corporate	sales	Total
Revenue, unaffiliated companies:
2003	582,687	154,034	248,310	121,641	13,986	—	1,120,658
2002	548,186	109,094	289,514	32,697	12,845	—	992,336
2001	483,685	91,173	289,645	—	18,204	—	882,707

Revenue, includes affiliates:
2003	584,180	154,034	293,415	121,641	21,200	(53,812)	1,120,658
2002	548,597	109,094	304,397	32,697	16,022	(18,471)	992,336
2001	483,963	91,173	289,645	—	19,472	(1,546)	882,707

Depreciation and amortization:
2003	195,397	38,023	41,783	24,788	5,428	—	305,419
2002	251,925	37,617	56,640	5,381	4,864	—	356,427
2001	244,045	17,961	57,313	—	4,964	—	324,283

Other operating expenses: (b)
2003	334,309	99,164	119,567	60,784	27,766	—	641,590
2002	272,052	78,217	125,323	28,572	27,714	—	531,878
2001	217,163	67,188	119,509	—	43,571	—	447,431

Adjusted EBITDA: (c)
2003	248,378	54,870	128,743	60,857	(13,780)	—	479,068
2002	276,134	30,877	164,191	4,125	(14,869)	—	460,458
2001	266,521	23,985	170,136	—	(25,367)	—	435,275

Impairment of long-term assets:
2003	359,834	11,822	367,021	—	2,199	—	740,876
2002	310,734	64,808	429,714	—	2,160	—	807,416
2001	6,458	6,697	—	—	—	—	13,155

Unusual items, net:
2003	22,908	304	—	—	54,873	—	78,085
2002	1,341	2,625	—	—	11,468	—	15,434
2001	(131,712)	3,275	5,064	—	3,672	—	(119,701)

Operating profit (loss):
2003	(329,761)	4,721	(280,061)	36,069	(76,280)	—	(645,312)
2002	(287,866)	(74,173)	(322,163)	(1,256)	(33,361)	—	(718,819)
2001	147,730	(3,948)	107,759	—	(34,003)	—	217,538

Operations held for sale/discontinued operations, net of tax:
2003	(4,298)	—	3,500	(4,789)	—	—	(5,587)
2002	(7,804)	—	(22,846)	(184,699)	—	—	(215,349)
2001	(2,813)	—	584	(10,393)	—	—	(12,622)

Investment in equity method investees:
2003	1,505	—	4,807	—	74	—	6,386
2002	6,511	1,193	4,536	—	—	—	12,240

Total assets:
2003	883,184	113,345	769,944	60,897	81,583	—	1,908,953
2002	1,388,462	144,371	1,128,434	113,598	112,526	—	2,887,391

Additions to long-lived tangible assets (cash): (d)
2003	84,486	28,233	515	34,165	1,811	—	149,210
2002	198,780	32,061	8,238	10,913	1,203	—	251,195
2001	238,057	17,004	158,905	—	1,356	—	415,322

Capital expenditures on assets held for sale:
2003	118	—	—	—	—	—	118
2002	135	—	103	77,126	—	—	77,364
2001	138	—	226	54,103	—	—	54,467

(a)	Operations held for sale/discontinued operations, net of tax, and capital expenditures on assets held for sale (in the column for Pertra) relates to Atlantis, which was a part of our oil and gas operations. Total assets include $65.3 million relating to Atlantis as of December 31, 2002.

(b)	Other operating expenses consist of cost of sales, research and development costs, and selling, general and administrative costs.

(c)	See Note 35 for further definition of Adjusted EBITDA and a full reconciliation of Adjusted EBITDA from Net Income (Loss).

(d)	Comprise cash investment in multi-client library and capital expenditures.

Since the Company provides services to the oil and gas industry worldwide, a substantial portion of the Company’s property and equipment is mobile, and the respective locations at the end of the period (as listed in the table below) are not necessarily indicative of the earnings of the related property and equipment during the period. The geographic classification of revenues listed below is based upon location of performance or, in the case of multi-client seismic data sales, the area where the survey was physically located.

▶ PGS ANNUAL REPORT 2003 ▶ PAGE 46

▶ NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2003

Information by geographic region is summarized as follows:

				Asia/		Middle East/
(In thousands of dollars)	Americas	UK	Norway	Pacific	Africa	Other	Total
Revenue:
2003	317,183	204,485	267,892	115,365	145,385	70,348	1,120,658
2002	220,633	254,087	224,856	142,170	80,393	70,197	992,336
2001	172,780	218,802	187,721	148,345	75,553	79,506	882,707

Total assets:
2003	428,500	817,672	527,856	107,691	4,056	23,178	1,908,953

Capital expenditures (cash):
2003	11,385	7,160	37,246	358	—	1,561	57,710
2002	10,390	21,483	28,415	192	—	279	60,759
2001	5,258	84,280	94,928	208	312	170	185,156

Export sales from Norway to unaffiliated customers did not exceed 10% of gross revenue for the years ended December 31, 2003, 2002 and 2001.

For the year ended December 31, 2003, the three largest customers accounted for 19%, 12% and 10% of total revenues. For the years ended December 31, 2002 and 2001, two customers accounted for 15% and 11% of the revenue (2002) and 14% and 11% of the revenue (2001).

NOTE 5 – AFFILIATED COMPANIES

The Company’s shares of income/(losses) from affiliated companies accounted for using the equity method are as follows:

	Years ended December 31,
(In thousands of dollars)	2003	2002	2001
Corporations and limited partnerships:
Geo Explorer AS	119	(524)	619
Calibre Seismic Company	(4)	(37)	(31)
FW Oil Exploration LLC	—	(677)	(958)
Ikdam Production SA	(5)	(165)	—
Triumph Petroleum	787	(288)	(179)
General partnerships	—	—	5

Total	897	(1,691)	(544)

Investments and advances to affiliated companies accounted for using the equity method are as follows:

			Paid-in			Ownership
	Book value	Share of	capital/	Equity	Book value	percent as of
	December 31,	income	(dividends)	transactions	December 31,	December
(In thousands of dollars)	2002	2003	2003	2003 (a)	2003	31, 2003
Corporations and limited partnerships:
Geo Explorer AS	1,254	119	—	—	1,373	50,0%
Calibre Seismic Company	3,934	(4)	(3,930)	—	—	50,0%
Triumph Petroleum (b)	1,194	787	—	(1,981)	—	0,0%
Ikdam Production, SA	4,536	(5)	—	276	4,807	40,0%
Walter Herwig AS (c)	1,107	—	—	(1,107)	—	100,0%
Others	132	—	—	—	132
General partnerships	83	—	4	(13)	74

Total	12,240	897	(3,926)	(2,825)	6,386

(a)	Includes foreign currency translation differences.

(b)	The Company’s interest in Triumph Petroleum was sold in July 2003.

(c)	The Company increased the ownership percentage to 100% in Walter Herwig AS in December 2003. As of December 31, 2003, Walter Herwig AS is therefore consolidated in the financial statements.

▶ PGS ANNUAL REPORT 2003 ▶ PAGE 47

▶ NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2003

NOTE 6 – FINANCIAL EXPENSE, NET

Financial expense, net, includes the following:

	Years ended December 31,
(In thousands of dollars)	2003	2002	2001
Interest income	5,432	3,951	5,573
Interest expense	(105,238)	(129,644)	(124,309)

Interest expenses, net, before financial expenses related to securities	(99,806)	(125,693)	(118,736)
Interest on trust preferred securities	(8,536)	(14,974)	(14,935)
Interest on multi-client library securitization securities	(1,685)	(6,634)	(6,000)

Financial expenses, net	(110,027)	(147,301)	(139,671)

NOTE 7 – OTHER GAIN (LOSS), NET

Other gain (loss) consists of:

	Years ended December 31,
(In thousands of dollars)	2003	2002	2001
Foreign currency gain (loss)	(8,315)	(8,869)	(1,954)
Gain (loss) on Tax Equalization contracts (TES) (see Note 26)	—	54,149	(17,996)
Write-off of deferred debt costs and issue discounts	(13,152)	—	—
Other (a)	(10,218)	(5,868)	(2,348)

Other gain (loss), net	(31,685)	39,412	(22,298)

(a)	Includes interest variation paid relating to UK leases for the years ended December 2003, 2002 and 2001 of approximately $6.4 million, $3.9 million and $1.5 million, respectively.

NOTE 8 – INCOME TAXES

The provision for income taxes consists of the following

	Years ended December 31,
(In thousands of dollars)	2003	2002	2001
Current taxes:
Norway	5,025	2,096	4,179
Foreign	26,050	22,541	9,510
Deferred taxes:
Norway	22,620	88,160	(10,389)
Foreign	(26,878)	96,417	33,145

Total	26,817	209,214	36,445
Net tax related to operations held for sale/ discontinued operations	(381)	(7,270)	(5,336)

Provision for income taxes	26,436	201,944	31,109

The net provision (benefit) includes a net change in reserves relating to resolution of uncertainties regarding outstanding tax issues of ($6.9) million, $16.2 million and $14.4 million, for the years ended December 31, 2003, 2002 and 2001, respectively.

The provision (benefit) for income taxes differs from the amounts computed when applying the Norwegian statutory tax rate to income (loss) before income taxes (inclusive of operations held for sale/discontinued operations and gross cumulative effect of accounting change) as a result of the following:

	Years ended December 31,
(In thousands of dollars)	2003	2002	2001
Income (loss) before income taxes:
Norway	(528,118)	(498,373)	(39,199)
Foreign	(263,954)	(538,107)	86,938

Total	(792,072)	(1,036,480)	47,739
Norwegian statutory rate	28%	28%	28%

Provision (benefit) for income taxes at the statutory rate	(221,780)	(290,214)	13,367
Increase (reduction) in income taxes from:
Foreign earnings taxed at other than statutory rate	24,871	69,537	(40,695)
Petroleum surtax (a)	16,911	1,599	—
Prior year adjustment, exit shipping tax regime	37,776	—	—
Other adjustments in respect of prior years	17,497	4,245	(696)
Unrealized exchange losses (permanent difference)	4,169	91,020	(700)
Permanent items, including goodwill impairment	30,020	56,683	1,590
Deferred tax assets not recognized to balance sheet	131,983	258,609	65,912
Other	(14,626)	17,735	(2,333)

Provision for income taxes	26,817	209,214	36,445

(a)	Pertra’s income from oil activities on the Norwegian Continental Shelf is taxed according to the Norwegian Petroleum Tax Law, which includes a surtax of 50% in addition to the Norwegian corporate tax of 28%. No uplift (special depreciation deduction for surtax) is relevant for Pertra, as no capital expenditures are capitalized for tax purposes.

The tax effect of the temporary differences that generate the Company’s deferred tax assets and liabilities are summarized as follows:

	December 31,
(In thousands of dollars)	2003	2002
Property and equipment and long-term assets	(31,382)	(67,526)
Tax losses carried forward	(311,351)	(240,433)
Deferred gains (loss)	(13,087)	58,745
Receivables and inventory	(25,206)	(20,384)
Tax credits	(3,855)	(3,665)
Expenses deductible when paid	(20,848)	(43,862)
Other temporary differences	3,861	10,678

Total (asset) liability before valuation allowance	(401,868)	(306,447)
Deferred tax assets valuation allowance	416,841	328,315

Total (asset) liability	14,973	21,868

Deferred tax liability - Norwegian	14,973	7,894
Deferred tax liability - Foreign	—	13,974

Total liability	14,973	21,868

▶ PGS ANNUAL REPORT 2003 ▶ PAGE 48

▶ NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2003

The Company has significant tax losses carried forward and other deferred tax assets that are not recognized in the balance sheet. The Company has not recognized net deferred tax assets to the balances sheet, due to cumulative losses in recent years and considerable uncertainties in regards to future utilization of these losses. To the extent that the Company continues to generate deferred tax assets, these will not be recognized to the balance sheet until future earnings and utilization are substantiated.

Reconciliation of deferred tax assets not recognized in the balance sheet:

	December 31,
(In thousands dollars)	2003	2002
Beginning balance	328,315	69,706
Adjustment for sold operations	(43,457)	—
Change of the year	131,983	258,609

Deferred tax asset not recognized to balance sheet	416,841	328,315

Tax losses carried forward are summarized as follows:

	December 31, 2003
(In thousands of USD)	Asia/Pacific	Brazil	Norway	UK	US	Other	Total
Year of expiration:
2006	—	—	—	—	—	2,300	2,300
2009	—	—	70,836	—	—	—	70,836
2010	—	—	211,287	—	—	—	211,287
2011	—	—	130,476	—	—	—	130,476
2012	—	—	19,973	—	—	—	19,973
2013	—	—	138,720	—	—	—	138,720
Between 2019-2023	—	—	—	—	10,824	—	10,824
Without expiration	102,614	71,125	—	365,142	—	—	538,881

Total losses carried forward	102,614	71,125	571,292	365,142	10,824	2,300	1,123,297

It is the Company’s current policy that unremitted earnings of certain international operations, which reflect full provision for non-Norwegian income taxes, have no provision for Norwegian taxes, as these earnings are expected to be reinvested indefinitely. The Company has not calculated the tax effect associated with these unremitted earnings.

The Company has previously assessed the net present value of the deferred taxes in the Norwegian Tonnage Tax Regime to be immaterial based on the reinvestment plans and dividend policy of those companies. In 2003 the Company decided that two subsidiaries will exit the Norwegian tonnage tax regime, and the estimated deferred tax effect of USD 37.8 million is recognized in 2003.

The Norwegian Central Tax Office (CTO) has not yet finalized the tax assessment of PGS Shipping AS and PGS Shipping (IOM) Ltd (the latter taxed as CFC in Norway) for 2002, when the companies withdrew from the Norwegian tonnage tax regime. The pending issue is related to fair value of the vessels owned by these companies (10 seismic vessels and the FPSOs Petrojarl Varg and Ramform Banff). The Company based such exit on third party valuations, while the CTO has raised the issue whether the Company’s book values at December 31, 2001, would be more appropriate as basis for computing the tax effects of the exit. Any increase of exit values will result in an increase of taxable exit gain and a corresponding increase in basis for future tax depreciations. The Company estimates that if the CTO position is upheld, taxes payable for 2002, without considering mitigating actions, could increase by up to $24 million. The Company believes that its calculation basis for exit has been prepared using acceptable principles and will contest any adjustment to increase taxes payable.

NOTE 9 – EARNINGS PER SHARE

Earnings per share were calculated as follows:

	Years ended December 31,
	2003	2002	2001
Net income (loss) (in thousands of dollars)	(818,275)	(1,245,692)	11,294

Basic income (loss) per share	($40.91)	($12.05)	$0.11

Basic shares outstanding	20,000,000	103,345,987	102,768,283

Diluted shares outstanding	20,000,000	103,345,987	102,788,055

For the year ended December 31, 2003, basic and diluted shares outstanding are presented as 20,000,000, which is equal to the numbers of shares issued as part of the restructuring of the Company during 2003. While at the same time, all existing shares of 103,345,987 were cancelled.

At December 31, 2003, all prior share-based compensation plans had been cancelled, resulting in no differences between basic and diluted earnings per share. Basic earnings per share and diluted earnings per share for the year ended December 31, 2002 were equal, since both basic and diluted earnings per share were calculated using the weighted average shares outstanding for the period since there was no dilutive effect of any equity instrument issued. The difference between the Company’s 2001 basic earnings per share and diluted earnings per share calculations is reconciled as follows:

▶ PGS ANNUAL REPORT 2003 ▶ PAGE 49

▶ NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2003

	Income available
	to shareholders	Weighted	Per share
	in thousands	average	amount
For 2001	of dollars	shares	in dollars
Basic earnings per share	11,294	102,768,283	$0.11
Share equivalents – options		19,772

Diluted earnings per share	11,294	102,788,055	$0.11

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Leases:

The Company has operating lease commitments expiring at various dates through 2013. The Company also has capital lease commitments for mainly onshore-based equipment, expiring at various dates through 2008. Future minimum payments related to non-cancellable operating and capital leases, with lease terms in excess of one year, existing at December 31, 2003 are as follows:

	December 31, 2003
	Operating	Capital
(In thousands of dollars)	leases	leases
2004	54,507	18,225
2005	29,336	28,559
2006	18,059	21,623
2007	16,800	6,882
2008	16,879	7,156
Thereafter	29,742	—

Total	165,323	82,445

Imputed interest		(5,236)

Net present value		77,209
Current portion		(15,975)

Long-term portion		61,234

Future minimum payments related to non-cancellable operating leases reflect $11.0 million and $7.6 million in sublease income for 2004 and 2005, respectively, related to a time-charter of one FPSO shuttle tanker to a third party.

The future minimum payments under the Company’s operating leases relate to the Company’s operations as follows:

(In thousands of dollars)	December 31, 2003
Marine seismic and support vessels	20,319
FPSO shuttle tankers	77,388
Operations computer equipment	5,760
Buildings	60,239
Fixtures, furniture and fittings	1,617

Total	165,323

Rental expense for operating leases, including leases with terms of less than one year, was $97.6 million, $112.9 million and $123.1 million for the years ended December 31, 2003, 2002 and 2001, respectively. Rental expense for operating leases for the years ended December 31, 2003, 2002 and 2001 reflects $18.0 million, $21.7 million and $13.8 million, respectively, in sub-lease income related to a time charter of two FPSO shuttle tankers to a third party.

Other:

The Company has contingent liabilities resulting from litigation, other claims and commitments incidental to the ordinary course of business. Management believes that the probable resolution of such contingencies will not materially affect the financial position, results of operations or cash flows of the Company.

The Company has an ongoing dialogue with the Norwegian tax authorities regarding a tax claim related to the Company’s employees in a subsidiary situated on Isle of Man. The claim concerns payroll taxes and payment of pension for seamen for EU citizens aboard Norwegian registered ships (NIS). During 2003, the Company has charged $12.4 million to expense as unusual items, net, relating to this claim. The amount was paid as an on account payment in the fourth quarter of 2003. However, there are still some uncertainties as to the size of the total claim.

NOTE 11 – LOSS CONTRACTS

As of December 31, 2003 and 2002, the Company had no accrued losses for contracts. As of December 31, 2001, the Company had $8.2 million in accrued losses related to the Ramform Banff’s Banff field contract.

NOTE 12 – LONG-TERM INTANGIBLE ASSETS

Long-term intangible assets consist of the following:

	December 31,
(In thousands of dollars)	2003	2002
Patents and royalties	—	26
Licenses	1,975	5,857

Total	1,975	5,883

NOTE 13 – GOODWILL

During 2002, the Company carried out an impairment assessment in accordance with the Norwegian Preliminary Standard on impairment of fixed assets, and recognized $42.9 million in impairment of goodwill (excluding goodwill related to discontinued operations). No goodwill existed as of December 31, 2003 and 2002.

The Company expensed amortization on goodwill amounting to $1.2 million and $1.1 million for the years ended December 31, 2002 and 2001, respectively, while no amortization was expensed in 2003. Amortization of goodwill related to discontinued operations is not included.

▶ PGS ANNUAL REPORT 2003 ▶ PAGE 50

▶ NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2003

NOTE 14 – PROPERTY AND EQUIPMENT, NET (INCLUSIVE CAPITAL LEASES)

	Seismic	Production	Fixtures,
	vessels-/	vessels-/	furnitures	Buildings/
(In thousands of dollars)	equipment	equipment	and fittings	other	Total
Purchase costs:
Cost per December 31, 2002	1,104,157	1,705,751	52,841	15,681	2,878,430
Additions to costs	20,555	8,744	3,028	267	32,594
Retirements	(64,520)	(8,852)	(4,398)	(1,956)	(79,726)
Translation adjustments/other	511	1	(667)	(2,248)	(2,403)

Cost per December 31, 2003	1,060,703	1,705,644	50,804	11,744	2,828,895

Accumulated depreciation/ - impairments:
Depreciation per December 31, 2002	507,371	306,720	39,969	9,866	863,926
Impairments per December 31, 2002	28,012	296,808	—	—	324,820
Depreciation 2003	87,630	41,606	5,688	1,227	136,151
Retirements 2003	(58,486)	(8,852)	(4,262)	(1,934)	(73,534)
Impairments 2003	126,177	364,930	—	1,200	492,307
Translation adjustments/other	(303)	—	(1,384)	(2,186)	(3,873)

Depreciation per December 31, 2003	536,212	339,474	40,011	6,973	922,670

Impairments per December 31, 2003	154,189	661,738	—	1,200	817,127

Balance per December 31, 2003	370,302	704,432	10,793	3,571	1,089,098

When calculating impairments, the carrying values of assets or cash generating units are compared to their recoverable amounts, defined as the higher of estimated selling price and value in use. See Note 2 for further description of the accounting principle for impairments of long-lived assets. As seismic vessels and equipment are not separate cash generating units, such assets are presented combined. As assets on capital leases are also part of a combined cash generating unit, capital leases are from the year ended December 31, 2003, no longer presented separately.

For the years ended December 31, 2003, 2002 and 2001, depreciation for $13.1 million, $31.5 million and $30.2 million, respectively, were capitalized to the multi-client library. Net depreciation expense was $123.1 million, $132.8 million and $119.4 million for the years ended December 31, 2003, 2002 and 2001, respectively. Interest capitalized into property and equipment was $3.9 million for the year ended December 31, 2001, while there for the years ended December 31, 2003 and 2002, were no such interest capitalized.

For details of the estimated useful life’s for the Company’s property and equipment per December 31, 2003, see Note 2 for all details.

NOTE 15 – MULTI-CLIENT LIBRARY

The Company adopted new accounting policies for yard stay and steaming where such expenses previously were deferred and recognised as part of contract costs or multi-client project costs as appropriate. Effective January 2003 such costs are no longer deferred but expensed as incurred. The Company also adopted changes to its amortization policy of the multi-client library where the maximum amortization period for new projects are reduced from 8 to 5 years. See Note 2 for further details of these new accounting policies. Due to the complexity of these accounting changes, prior period financial statements have not been restated to reflect the impact of these changes.

The multi-client library allocated by the year in which the components were completed, is summarized as follows:

	Net book value
	December 31,
(In thousands of dollars)	2003	2002
Completed surveys:
Completed during 1997, and prior years	6,626	20,837
Completed during 1998	20,174	34,168
Completed during 1999	31,989	69,642
Completed during 2000	38,312	98,179
Completed during 2001	144,353	267,992
Completed during 2002	53,527	91,845
Completed during 2003	57,758	—

Completed surveys	352,739	582,663
Surveys in progress	14,961	77,720

Multi-client library	367,700	660,383

Based on the current market conditions and the estimated future cash flows for the individual multi-client projects, the Company recognized $241.5 million, $268.4 million and $13.2 million for the years ended December 31, 2003, 2002 and 2001, respectively, in impairment charges related to the multi-client library.

Amortization expense was $155.6 million, $212.9 million and $195.4 million for the years ended December 31, 2003, 2002 and 2001, respectively. Amortization expense for the years ended December 31, 2003, 2002 and 2001 included $4.0 million, $39.8 million and $39.1 million, respectively in charges required under the Company’s minimum amortization policy for the multi-client library (see Note 2).

The application of the Company’s minimum amortization requirements to the components of the existing multi-client library is summarized as follows:

▶ PGS ANNUAL REPORT 2003 ▶ PAGE 51

▶ NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2003

December 31, 2003
(In thousand of dollars)	Minimum future amortization
During 2004	40,020
During 2005	118,427
During 2006	123,694
During 2007	53,143
During 2008	32,416

Future minimum amortization	367,700

These minimum amortization requirements are calculated as if there will be no future sales of these components. The Company believes that the likelihood of incurring these minimum amortization amounts is remote because amortization generated by multi-client sales in the ordinary course of business is expected to substantially reduce the book value of the multi-client library.

Because the minimum amortization requirements apply to the multi-client library on a component by component basis rather than in the aggregate, the Company may incur minimum amortization charges in a year even if the aggregate amount of ordinary amortization charges recognized exceeds the aggregate minimum amortization charges.

Interest capitalized into the multi-client library was $2.7 million, $5.6 million and $15.9 million for the years ended December 31, 2003, 2002 and 2001, respectively.

NOTE 16 – OIL AND GAS ASSETS

The Company’s oil and gas assets consist of the Company’s investment in 70% of the producing license 038, which includes the Varg-field on the Norwegian continental shelf of the North Sea. The capitalized value is as follows:

	December 31, 2003
(In thousands of dollars)	2003	2002
Net book-value beginning of year	17,324	—
Oil and gas assets at start-up in August 2002	—	11,085
Effect of accounting principle change, January 1, 2003	(3,393)	—
Capital expenditures, cash and accrued	44,902	8,238
Produced, but not delivered oil (a)	(3,382)	3,382
Depreciation, depletion and amortization	(24,773)	(5,381)

Total	30,678	17,324

(a)	Reclassified to other current assets in 2003.

NOTE 17 – OTHER FINANCIAL ASSETS

Other financial assets consists of:

	December 31, 2003
(In thousands of dollars)	2003	2002
Deferred debt issue costs	2,755	14,818
Other long-term receivables	26,768	11,535

Total	29,523	26,353

NOTE 18 – RECEIVABLES

The Company has recorded allowances for doubtful accounts of $3.5 million and $3.9 million at December 31, 2003 and 2002, respectively. The Company has recorded $50.0 million and $47.8 million of unbilled receivables at December 31, 2003 and 2002, respectively; these receivables relate to revenue that has been recognized but is not yet billable under the specific broker or customer agreements. Of these unbilled receivables, $9.7 million and $6.6 million were net long-term receivables at December 31, 2003 and 2002, respectively.

NOTE 19 – OTHER CURRENT ASSETS AND ACCRUED EXPENSES

Other current assets, net at December 31, 2003 and 2002, include $18.7 million and $22.5 million, respectively, in prepaid operating expenses.

Accrued expenses at December 31, 2003 include $15.0 million in customer advances and deferred revenue, $22.7 million in accrued bid bonds relating to the debt restructuring cash sweep, as well as $25.6 million in accrued vessel operating costs. Accrued expenses at December 31, 2002, include $44.6 million in accrued interest expense, $30.6 million in customer advances and deferred revenue and $24.3 million in vessel operating costs.

NOTE 20 – CASH AND CASH EQUIVALENTS

The Company’s bank balances included amounts restricted for payments of employee withholding taxes and other purposes aggregating $4.0 million and $3.7 million as of December 31, 2003 and 2002, respectively. In addition $22.7 million in bid bonds restricted to the restructuring cash sweep, $4.6 million in other operating bid bonds and $16.1 million in various other restricted cash as of December 31, 2003. As of December 31, 2002, restricted cash was $16.4 million relating to the multi-client library securitization and other restricted cash.

NOTE 21 – SHAREHOLDER INFORMATION

As of December 31, 2003, Petroleum Geo-Services ASA had a share capital of NOK 600 million divided on a total of 20,000,000 shares, of par value NOK 30, each fully paid in. All shares have equal voting rights and are entitled to dividends. Any distribution of the Company’s equity is dependent on the approval of the shareholders, but the possibilities for dividends are limited by certain debt covenants (see Note 25).

▶ PGS ANNUAL REPORT 2003 ▶ PAGE 52

▶ NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2003

The 20 largest shareholders in Petroleum Geo-Services ASA were as follows:

	December 31, 2003
	Total	Ownership
	shares	percent
Citibank N.A. holder of American Depositary
Shares (“ADS”) (nominee) (a)	4,505,187	22.5
Citibank N.A. (nominee)	2,733,167	13.7
Umoe Invest AS (b)	1,912,444	9.6
Euroclear Bank S.A. (nominee)	877,270	4.4
Goldman Sachs & Co (nominee)	872,225	4.4
Bank of New York	842,659	4.2
JP Morgan Chase Bank (nominee)	782,233	3.9
Deutche Bank AG	762,425	3.8
Bank of New York	719,101	3.6
Bear Stearns Securities (nominee)	709,127	3.5
State Street Bank & Trust Co (nominee)	550,190	2.8
Credit Suisse	409,629	2.0
Morgan Stanley & Co (nominee)	338,318	1.7
Compagnie Generale	285,033	1.4
Bank of New York (nominee)	265,203	1.3
JP Morgan Chase Bank	265,203	1.3
Bear Stearns Securities (nominee)	259,078	1.3
UBS Securities LLC (nominee)	232,053	1.2
Goldman Sachs (nominee)	231,903	1.2
JP Morgan Chase Bank	186,000	0.9
Other shareholders	2,261,552	11.3

Total	20,000,000	100.0

(a)	On the basis of existing depository agreements regarding owners of the ADS’s, the table above does not show the beneficial owner of shares.

(b)	Includes 15,053 ADS’s.

Shares and ADS owned or controlled by members of the Board of Directors, Chief Executive Officer and other executive officers were as follows:

December 31, 2003
	Total	Ownership
	shares	percent
Board of Directors:
Jens Ulltveit-Moe, Chairman	1,912,444	9.6
Francis Gugen	—	—
Anthony Tripodo	—	—
Keith Henry	—	—
Harald Norvik	—	—
Rolf Erik Rolfsen	—	—
Clare Spottiswoode	—	—
Marianne Johnsen (Deputy board member)	—	—
John Reynolds (Deputy board member)	—	—
Chief Executive Officer and other executive officers:
Svein Rennemo, Chief Executive Officer	—	—
Knut Øversjøen	—	—
Sverre Strandenes	—	—
Andreas Enger	—	—
Anthony Ross Mackewn	76	0.0
Eric Wersich	—	—
Erik Haugane	—	—
Helge Krafft	55	0.0
Gottfred Langseth, appointed January 1, 2004	—	—
Sverre Skogen, appointed January 12, 2004	—	—

NOTE 22 – SHARE-BASED COMPENSATION

In connection with the restructuring of the Company in 2003, all shares in the Company were cancelled (see Note 25 for additional information). This lead to the cancellation of all agreements on share options, and no new agreements have been established since the restructuring.

A summary of the status of the Company’s share-based compensation plans as of December 31, 2003, 2002 and 2001, and changes during the years then ended, is summarized as follows:

	December 31, 2003		December 31, 2002		December 31, 2001
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
(In thousands of options)	Options	price	Options	price	Options	price
Outstanding at beginning of year	4,973.5	135 NOK	8,635.4	142 NOK	10,690.8	135 NOK
Granted	—	—	—	—	120.0	103 NOK
Exercised	—	—	—	—	(98.0)	75 NOK
Forfeited/cancelled	(4,973.5)	135 NOK	(3,661.9)	151 NOK	(2,077.4)	108 NOK

Outstanding at end of year	—	—	4,973.5	135 NOK	8,635.4	142 NOK

Weighted average fair value of options granted during year		—		—		44 NOK

▶ PGS ANNUAL REPORT 2003 ▶PAGE 53

▶ NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2003

NOTE 23 – OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following

	December 31,
(In thousands of dollars)	2003	2002
Accrued pension costs	26,254	16,249
Accrued abandonment and plugging costs	49,303	33,661
Other (a)	1,191	3,993

Total	76,748	53,903

(a)	Includes payroll tax on certain pension liabilities

NOTE 24 – SHORT-TERM DEBT AND CURRENT PORTION OF LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

Short-term debt and current portion of long-term debt and capital lease obligations consist of the following

	December 31,
(In thousands of dollars)	2003	2002
Revolving bank credit facility (a)	—	430,000
Bank credit facility	—	48
Bank credit facility (a)	—	250,000
Current portion of long-term debt (see Note 25)	18,512	261,058
Current portion of capital leases (see Note 10)	15,975	18,444

Total	34,487	959,550

(a)	Unsecured debt, cancelled as part of the restructuring in 2003.

NOTE 25 – FINANCIAL RESTRUCTURING AND DEBT

Financial restructuring:

On July 29, 2003, the Company voluntarily filed a petition for protection under Chapter 11 of the United States Bankruptcy Code. The filing was based on a financial restructuring plan that was pre-approved by a majority of banks and bondholders as well as a group of PGS’ largest shareholders. PGS emerged from Chapter 11 November 5, 2003, just 100 days after filing.

In accordance with the plan of reorganization, $2,140 million of PGS’ senior unsecured debt was cancelled and the associated creditors received the following:

•	$ 746 million of 7-year 10% senior unsecured notes

•	$ 250 million of 3-year 8% senior unsecured notes

•	$ 4.8 million of 8-year unsecured senior term loan facility (which was fully paid in May 2004)

•	91% of PGS’ new ordinary shares as constituted immediately post restructuring, with an immediate reduction of this shareholding to 61% in a rights offering of 30% of the new ordinary shares to the pre-restructuring shareholders for $85 million or $14.17 per share

•	$ 40.6 million of cash distributed by PGS, of which $17.9 million was distributed in December 2003 and the remainder in May 2004.

In accordance with the plan, the existing share capital, consisting of 103,345,987 shares, par value NOK 5, was cancelled and 20,000,000 new ordinary shares, par value NOK 30, were issued. The pre-restructuring shareholders received 4% or 800,000 of the new ordinary shares (one new share per 129 old shares), as well as the right to acquire 30% or 6,000,000 of the new ordinary shares (one share per 23 old shares), for $85 million ($14.17 per share) in the rights offering.

Owners of $144 million of trust preferred securities received 5% or 1,000,000 of the new ordinary shares.

Interest bearing debt of the Company post restructuring was $1,189 million, a reduction of $1,283 million.

The financial restructuring involved only the parent company and did not involve operating subsidiaries, which continued full operations, leaving customers, lessors, vendors, employees and subsidiary creditors unaffected.

Long-Term Debt (excluding bank credit facilities):

Long-term debt, excluding bank credit facilities, consists of the following:

	Year-end		Year-end
	weighted average	December	weighted average	December
(In thousands of dollars)	interest rate	31, 2003	interest rate	31, 2002
Bank loans / public notes:
Secured	7.8%	111,106	8.3%	108,466
Unsecured	9.5%	1,000,761	7.1%	1,455,729
Other loans:
Secured	3.3%	5,306	3.9%	7,188

Total debt		1,117,173		1,571,383

Current portion		(18,512)		(261,058)

Long-term portion of debt		1,098,661		1,310,325

▶ PGS ANNUAL REPORT 2003 ▶ PAGE 54

▶ NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2003

The Company’s long-term debt is due for repayment as follows:

December 31,
(In thousands of dollars)	2003
2004	18,512
2005	19,381
2006	263,586
2007	13,255
2008	14,394
Thereafter	788,045

Total	1,117,173

In May 2004, the Company repaid the unsecured senior term loan of $4.8 million, which had an original final term in 2011.

Bank Credit Facilities:

In March 2004 the Company entered into a secured $110.0 million credit facility consisting of a $70.0 million revolving credit facility and a $40.0 million letter of credit facility. The Company can borrow US Dollars under the revolving credit facility for working capital and general corporate purposes, and the letter of credit facility can be utilized in multi-currencies to obtain letters of credit to secure, among other things, performance and bid bonds required in the Company’s ongoing business. The credit facility matures in March 2006 and is secured by certain assets of the Company. The interest rate associated with the credit facility is LIBOR plus 2%. At December 31, 2002, the Company had a $430.0 million, fully drawn, revolving credit facility as well as a $250.0 million bank credit facility, which were both cancelled as part of the restructuring of the Company during 2003.

Short-Term Debt:

The Company draws short-term debt with various international banks based on short-term working capital requirements. No such borrowings were made in 2003 and currently the Company does not have any such borrowing facilities. No short-term debt were outstanding at December 31, 2002, and the average and maximum short-term debt balances for the year ended December 31, 2002 were $8.7 million and $40.0 million, respectively. The associated weighted average interest rates for the year ended December 31, 2002 was 2.7%.

Covenants:

In addition to customary representations and warranties, certain of the Company’s debt agreements contain covenants restricting the Company from incurring debt unless certain coverage ratios are met and limiting Company financial indebtedness, excluding project debt, to $1.5 billion. These debt agreements also restrict, among other things: payment of dividends; ability to place liens on Company assets; the amount of subsidiary financial indebtedness; sale/leaseback transactions; investments in project companies; investment in multi-client library; and asset dispositions. Specifically, certain financing agreements do not allow the Company to pay dividends or make similar distribution until the $250 million 8% senior notes, due 2006, are repaid.

Certain of the Company’s loan and lease agreements and senior note indenture contain requirements to provide audited U.S. GAAP financial statements by June 30 of each year and to provide unaudited U.S. GAAP quarterly financial statements within a specified period (typically 60 days) after the end of each of the first three quarters. The Company has received waivers and amendments allowing it to report under N GAAP in lieu of U.S. GAAP until June 30, 2005.

Pledged Assets:

Certain seismic vessels and related equipment carrying a book value of $60.6 million and $106.0 million at December 31, 2003 and 2002, respectively, are pledged as security on certain of the Company’s indebtedness, as described above.

Letter of Credit and Guarantees:

The Company had aggregate outstanding letters of credit and related types of guarantees, not reflected in the accompanying consolidated financial statements, of $31.0 million and $9.5 million at December 31, 2003 and 2002, respectively.

NOTE 26 – DERIVATIVE FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The finance department of Petroleum Geo-Services ASA is responsible for cash management, financial management and management of financial risk for the parent holding company and subsidiaries included in the consolidated group.

Notional Amounts and Credit Exposure of Derivative Financial Instruments:

Accounting for financial instruments follow the underlying intention of the contract. The contract is defined either as a hedge or as held-for-sale upon entering into the contract. Periodically, the Company makes use of such financial instruments in order to hedge against foreign currency exchange risks, but they are not used for speculative purposes.

The notional amounts of the derivative financial instruments summarized below do not reflect the values exchanged by the parties and, therefore, are not a measure of the Company’s exposure. The amounts ultimately exchanged are calculated on the basis of the notional amounts and the other terms of the respective derivative financial instruments.

Receivables Credit Risk:

The Company extends credit to various companies in the oil and gas industry worldwide, which may be affected by changes in economic or other external conditions. At December 31, 2003 and 2002, accounts receivable (both current and long-term) were primarily from multi-national integrated oil companies and independent oil and gas companies, including companies owned in whole or in part by foreign governments. The Company manages its exposure to credit risk through ongoing credit evaluations of its customers and has provided for potential credit losses through an allowance for doubtful accounts. Management does not believe that the Company is exposed to concentrations of credit risk that are likely to have a material adverse impact on the Company’s financial position or results of operations.

Foreign Currency Exchange Risk Management:

The Company periodically enters into forward exchange contracts and option contracts to hedge against foreign currency exchange risks associated with certain firm commitments and transactions related to property and equipment. The Company is most sensitive to changes in the Norwegian kroner to US dollar exchange rates. There were no foreign currency exchange contracts outstanding at December 31, 2003 and 2002. At December 31, 2001, the Company had approximately $15.0 million of notional forward foreign currency exchange contracts outstanding to hedge short-term Norwegian kroner and US dollar transactions. Also at December 31, 2001, the Company had approximately $17.2 million of notional forward foreign currency exchange contracts outstanding to hedge US dollar and Brunei dollar transactions during 2002; these contracts had an aggregate fair value of approximately $0.9 million.

▶ PGS ANNUAL REPORT 2003 ▶ PAGE 55

▶ NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2003

During 1998 and 1999, the Company entered into forward foreign currency exchange contracts known as tax equalization swaps (“TES”) related to the tax effect of changes in the NOK/US$ exchange rate pertaining to its senior unsecured notes and its mortgage notes. In 2002, the Company terminated all outstanding TES contracts and received $21.0 million from the counter party as the termination settlement. The TES contracts provided for interim settlements between the Company and the counter party each December 30. At December 31, 2001, the Company’s interim settlement position was an $11.4 million liability (which was paid during 2002), and the Company carried an additional liability of $32.5 million to reflect the fair value of the contracts. The Company paid $65.2 million during 2001 as the interim settlement for 2000. Results of operations for the years ended December 31, 2002 and 2001 included $54.1 million and ($18.0) million, respectively, of fair value income (expense) (recognized in other gain (loss), net) for these contracts, and direct tax (provision) benefit of ($15.2) million and $5.0 million, respectively.

Fair Values of Financial Instruments:

The carrying amounts of cash and cash equivalents, accounts receivable, other current assets, accounts payable and accrued expenses and other current liabilities approximate their respective fair values because of the short maturities of these instruments. The carrying amounts and the estimated fair values of the Company’s long-term financial instruments are summarized as follows:

	December 31,
	2003		2002
	Carrying	Fair	Carrying	Fair
(In thousands of dollars)	amounts	values	amounts	values
Debt	1,117,173	1,174,987	2,251,431	1,039,399
Trust preferred securities	—	—	142,322	7,648

The carrying amounts of the indebtedness under Company’s bank credit facilities approximate their fair values. The fair values of the Company’s other long-term debt instruments and trust preferred securities are estimated using quotes obtained from dealers in such financial instruments.

Interest Rate Exposure:

The Company is exposed to interest rate risk due to money market activities relating to investments and cash flows. Changes in interest rates can also affect the fair values of assets and liabilities. Interest income (expense), including actual interest payments, are affected by changes in interest rates. The majority of the Company’s business activities are conducted in USD, GBP and NOK. This gives rise to interest rate exposure in these currencies. As at December 31, 2003, the majority of the loans were denominated in USD, and approximately 90% of these loans had a fixed rate of interest.

The Company engages from time-to-time in interest rate activities. As at December 31, 2003, the Company had outstanding interest swap agreements in the aggregate notional amount of $17.4 million, which do not qualify for hedge accounting. The market value of these agreements were approximately ($1.2) million.

Foreign Exchange Exposure:

The reporting currency applied to the consolidated accounts is USD, and the Company also applies this currency for internal reporting of key performance indicators.

The Company’s net income (loss) is affected by changes in exchange rates, as profits and losses reported by subsidiaries which do not use USD as the functional currency, are translated to USD using an average rate of exchange for the period. The significant loans and assets held within the Company are denominated in USD.

The Company’s cash flows are denominated primarily in USD, NOK and GBP. The Company generally attempts to minimize net cash flow exposure in these currencies through business transactions and currency hedging instruments. At times, a significant currency risk can exist based on fluctuations in exchange rates between USD, NOK and GBP.

The Company did not have any currency hedging instruments as of December 31, 2003.

Forward contracts:

From time to time the Company may sell up to a defined portion of its oil production on forward contracts. At December 31, 2003, no such forward sales existed.

NOTE 27 – RETIREMENT PLAN

The Company sponsors defined benefit pension plans for substantially all of its Norwegian and UK employees, with eligibility determined by certain period-of-service requirements. These plans are generally funded through contributions to insurance companies. It is the Company’s general practice to fund amounts to these defined benefit plans, which are sufficient to meet the applicable statutory requirements. Per December 31, 2003, 1,122 employees were part of these plans.

Reconciliation of the plans’ aggregate projected benefit obligations and fair values of assets are summarized as follows:

Change in projected benefit obligations:

	December 31,
(In thousands of dollars)	2003	2002
Projected benefit obligations at beginning of year	72,310	46,111
Adjusted at beginning of year	6,820	—
Service cost	8,792	8,103
Interest cost	4,454	3,108
Employee contributions	1,031	1,503
Payroll tax	1,434	—
Actuarial (gain) loss, net	(3,204)	64
Benefits paid	(1,676)	(2,022)
Exchange rate effects	3,047	15,443

Projected benefit obligations at end of year	93,008	72,310

Change in plan assets:

	December 31,
(In thousands of dollars)	2003	2002
Fair value of plan assets at beginning of year	48,144	34,571
Adjustment at beginning of year	530	—
Return on plan assets	3,796	3,439
Employer contributions	8,728	10,202
Employee contributions	1,031	1,503
Amendments	—	(10,262)
Benefits paid	(1,676)	(2,022)
Exchange rate effects	(7,221)	10,713

Fair value of plan assets at end of year	53,332	48,144

The aggregate funded status of the plans and amounts recognized in the Company’s balance sheets are summarized as follows:

▶ PGS ANNUAL REPORT 2003 ▶ PAGE 56

▶NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2003

	December 31,
(In thousands of dollars)	2003	2002
Funded status	(39,677)	(24,166)
Unrecognized actuarial loss	15,494	15,226
Unrecognized prior service cost	23	25
Unrecognized transition obligation	170	154

Net amount recognized as accrued pension liability	(23,990)	(8,761)

The weighted average discount rate used was 6% for the years ended December 31, 2003, 2002 and 2001. The weighted average expected return on plan assets was 7% for the year ended December 31, 2003, and 8% for each of the years ended December 31, 2002 and 2001. The weighted average rate of benefits increase was 3% for the year ended December 31, 2003, and 4% for the years ended December 31, 2002 and 2001.

The aggregate net periodic pension cost for the Company’s defined benefit pension plans is summarized as follows:

	Years ended December 31,
(In thousand of dollars)	2003	2002	2001
Service cost	8,792	8,103	7,818
Interest cost	4,454	3,108	2,693
Expected return on plan assets	(3,796)	(3,439)	(2,591)
Amortization of actuarial loss	2,142	86	26
Amortization of prior service cost	3	2	3
Amortization of transition obligation	20	15	14
Payroll tax	1,492	—	—

Net periodic pension cost	13,107	7,875	7,963

Substantially all employees not eligible for coverage under the defined benefit plans are eligible to participate in pension plans in accordance with local industrial, tax and social regulations. All of these plans are considered defined contribution plans. Under the Company’s US defined contribution plan, essentially all US employees are eligible to participate upon completion of certain period-of-service requirements. The plan allows eligible employees to contribute up to 15% of compensation, subject to IRS and plan limitations, on a pre-tax basis. Employee pre-tax contributions are matched by the Company up to 6% of compensation, with a 2003 statutory employee contribution cap of $12,000. All contributions vest when made. The annual employer matching contribution recognized by the Company related to the plan was $1.4 million for 2003 and $1.2 million for each of the years ended December 31, 2002 and 2001. Contributions to the plan by employees for these periods were $3.3 million, $3.8 million and $3.7 million, respectively. Aggregate employer and employee contributions under the Company’s other plans for the years ended December 31, 2003, 2002 and 2001 totalled $1.4 million and $0.4 million (2003), $7.4 million and $3.0 million (2002) and $4.9 million and $2.7 million (2001).

NOTE 28 – RELATED PARTY TRANSACTIONS

At December 31, 2003, 2002 and 2001, the Company owned 50% of the shares in Geo Explorer AS and had chartered a vessel from that company during these years. The Company also held 50% of the shares in Walther Herwig AS until December 11, 2003, whereafter the ownership was increased to 100% due to a de-merger, and chartered three vessels from that company in 2003, 2002 and 2001. Total lease expense recognized by the Company for 2003, 2002 and 2001 on these vessels was $7.4 million, $8.8 million and $9.2 million, respectively. There are no remaining lease commitments related to these investees as of December 31, 2003.

At December 31, 2003, 2002 and 2001, the Company held 50% of the shares in Calibre Seismic Company (“CSC’’), one of the companies through which the Company markets its seismic data. The Company had $0.0 million, $3.9 million and $6.7 million in investment in CSC at December 31, 2003, 2002 and 2001, respectively, representing Company-funded costs of seismic data acquisition projects performed for CSC from 1991 to 1995.

As of December 31, 2003, the Chairman of the Board, Jens Ulltveit-Moe, controlled a total of 1,912,444 shares in Petroleum Geo-Services ASA. Jens Ulltveit-Moe is also the Chairman of Unitor ASA, a company that from time to time provides the Company with ships equipment. During the years ended December 31, 2003 and 2002, the Company hired a consultant from Umoe Invest AS, whom from 2004 became an employee of the Company.

NOTE 29 – SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year includes payments for:

	Years ended December 31,
(In thousands of dollars)	2003	2002	2001
Interest, net of capitalized interest	137,633	104,664	126,705
Interest on trust preferred securities / multi-client library securitization	544	13,566	19,310
Income taxes	13,096	15,938	1,257

The Company entered into capital lease agreements for new equipment aggregating $0.6 million, $57.4 million and $41.8 million during the years ended December 31, 2003, 2002 and 2001, respectively.

NOTE 30 – SALARIES AND OTHER PERSONNEL COSTS, NUMBER OF EMPLOYEES, AND REMUNERATION TO THE BOARD OF DIRECTORS, EXECUTIVE OFFICERS AND AUDITORS

Salary and social expenses that are included in cost of sales and selling, general and administrative costs and unusual items (severance), excluding such costs relating to discontinued operations consist of:

	Years ended December 31,
(In thousand of dollars)	2003	2002	2001
Salaries	187,295	155,039	148,922
Social security	19,844	17,311	14,039
Pension	15,774	9,657	9,494
Other benefits	36,210	62,160	50,836

Total	259,123	244,167	223,291

In addition, the Company expensed salaries and other personnel costs related to discontinued operations of $1.9 million, $131.1 million and $129.5 million for the years ended December 31, 2003, 2002 and 2001, respectively. As further described in Note 10 and Note 31, during 2003 the Company expensed $12.4 million relating to a payroll tax claim for employees working in a subsidiary on llse of Man, which cost is not included in the table presented above.

The Company had an average of 3,690 employees in 2003. Average number of employees for 2002 and 2001 were 4,574 and 4,648, respectively.

▶PGS ANNUAL REPORT 2003▶PAGE 57

▶NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2003

Compensation to the Chief Executive Officer (CEO) and other Executive Officers:

There have been certain changes among the Company’s executive officers during 2003. As of December 31, 2003, our executive officers were Svein Rennemo (CEO), Knut Øversjøen (CFO), Sverre Strandenes, Andreas Enger, Anthony Ross Mackewn, Eric Wersich, Erik Haugane and Helge Krafft. Gottfred Langseth replaced Knut Øversjøen as CFO January 1, 2004. Sverre Skogen replaced Helge Krafft as of January 12, 2004.

CEO Svein Rennemo received salaries NOK 3,290,443 (approximately $464,391) and bonus of NOK 650,000 (approximately $91,737), the latter relating to the successful financial restructuring of the Company in 2003. In addition, Svein Rennemo received other benefits of NOK 156,527 (approximately $22,091), giving a gross total of NOK 4,096,970 (approximately $578,219) in 2003. Svein Rennemo also received a performance bonus of NOK 650,000 (approximately $93,021) paid in May 2004, and a substitution of an option scheme in Svein Rennemo’s employment agreement that was never implemented, paid in June 2004 for NOK 650,000 (approximately $94,683) that must be used to buy PGS shares at market price and held for a minimum of three years. Svein Rennemo is not entitled to any pension benefits for which he receives an annual compensation of NOK 250,000 (approximately $35.283), which is included in the salary for 2003.

The CEO does not have any shares or share options in the Company as of December 31, 2003. Svein Rennemo has a mutual 12-month period of notice, with a deduction for other income, except capital income. During the period of notice, the CEO does not have the opportunity to seek employment with companies that are in direct or indirect competition with PGS. The contract can be terminated without notice if Svein Rennemo fails to fulfil his contractual obligations. The other executive officers have similar provisions in their employment terms.

Aggregated payments to other executive officers for work carried out in their respective periods for the year ended December 31, 2003, was $2,339,338, including paid out bonuses for 2003. The aggregate benefits paid in to the various defined benefit plans for these executive officers as a group for 2003 was $366,657. As of December 31, 2003, executive officers owned a total of 131 shares (see Note 21 for additional information). None of the executive officers held any share options in the Company. The other executives officers hold employee agreements where period of notice vary from three to eighteen months.

For 2004 the Board of Directors has established a new performance bonus incentive scheme for the CEO and executive officers. Under this scheme the CEO is entitled to a cash bonus maximized to 50% of base salary and a share purchase bonus maximized to 30% of base salary. Executive officers are entitled to a cash bonus maximized to 40% of base salary and a share purchase bonus maximized to 20% of base salary. Within these limits, bonus will be finally determined on the basis of achievement and overachievement of financial and non-financial performance targets. 100% of any amount received as share purchase bonus, on a pre tax basis, must be used to buy PGS shares at market price and held for a minimum of three years.

Compensation to Board of Directors:

For the year ended December 31, 2003, the aggregate amount paid for compensation to the directors as a group, for services in all capacities was $111,139, and concerned entirely directorship in 2002. In addition, the Company paid $285,000 as a final settlement of a deferred pension liability in favour of a former director.

As of December 31, 2003, the total number of shares and ADS’s beneficially held by directors, were 1,912,444, and none of the directors held any share options in the Company (see Note 21 for additional information).

Remuneration to auditor:

Fees for audit and other services provided by the Company’s auditor are as follows (exclusive VAT and including out of pocket expenses):

	Years ended December 31,
(In thousands of dollars)	2003	2002
Audit fees (a)	2,321	1,248
Audit fees relating to US GAAP only (b)	5,866	—
Audit related fees (c)	93	750
Tax fees (d)	182	51
Other fees (e)	541	540

Total	9,003	2,589

(a)	Fees presented are total fees incurred related to audit of the financial statements (until May 31, 2004).

(b)	The fees include fees incurred in 2003/2004 (until May 31, 2004) for audits of prior periods of $4.0 million and for fresh start audit under US GAAP of $1.9 million.

(c)	Audit-related fees include fees incurred in connection with re-audit, agreed upon procedures and other attestation services.

(d)	Tax fees include fees incurred for tax filing and compliance and tax planning and reorganisation.

(e)	All other fees includes fees for assistance in connection with restructuring, refinancing and due-diligence performed by banks.

For the year ended December 31, 2001, the aggregate audit fees were $1.1 million and other services $0.4 million, a total of $1.5 million.

NOTE 31 – IMPAIRMENTS OF LONG-TERM ASSETS AND OTHER UNUSUAL ITEMS

As discussed in Note 1, in 2003 the Company made a full valuation of all its long-term assets and impaired assets down to their estimated recoverable amounts.

Impairment of long-term assets consist of the following

	Years ended December 31,
(In thousands of dollars)	2003	2002	2001
Impairment of multi-client library (see Note 15)	(241,481)	(268,403)	(13,155)
Impairment of production related property and equipment (see Note 14)	(367,021)	(425,214)	—
Impairment of seismic vessels, equipment and other geophysical assets (see Note 14)	(129,084)	(56,169)	—
Impairment of licenses	(2,090)	—	—
Impairment of building leasehold improvements	(1,200)	—	—
Impairment of investments in affiliated companies (see Note 5)	—	(14,744)	—
Impairment of goodwill (see Note 13)	—	(42,886)	—

Total	(740,876)	(807,416)	(13,155)

▶PGS ANNUAL REPORT 2003▶PAGE 58

▶NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2003

Unusual items, net consists of the following:

	Years ended December 31,
(In thousands of dollars)	2003	2002	2001
Sale of subsidiary (Data Management)	—	—	138,602
Net gain related to cancelled merger with Veritas DGC Inc.	—	2,864	—
Isle of Man, national insurance liability	(12,412)	—	—
Costs relating to re-audit 2001 and 2002 U.S. GAAP accounts	(2,559)	—	—
Debt restructuring/refinancing/“fresh start”	(42,274)	(3,616)	—
Restructuring, termination costs and other non-recurring costs	(20,840)	(12,901)	(18,901)
Other, net	—	(1,781)	—

Total	(78,085)	(15,434)	119,701

NOTE 32 – UK LEASES

The Company entered into certain lease structures from 1996 to 1998 relating to Ramforms Challenger, Valiant, Viking, Victory and Vanguard; Petrojarl Foinaven; and production equipment of the Ramform Banff. The Company paid funds to large international banks (the “Payment Banks”), and in exchange, the Payment Banks assumed liability for making rental payments required under the leases (the “Defeased Rental Payments”) and the lessors legally released the Company as primary obligor of such rental payments. Accordingly, the Company has not recorded any capital lease obligations or related defeasance funds on its consolidated balance sheets with respect to these leases.

The Defeased Rental Payments are based on assumed Sterling LIBOR rates of between 8% and 9% (the “Assumed Interest Rates”). If actual interest rates are greater than the Assumed Interest Rates, the Company receives rental rebates. Conversely, if actual interest rates are less than the Assumed Interest Rates, the Company is required to pay rentals in excess of the Defeased Rental Payments (the “Additional Required Rental Payments”). Currently, interest rates are below the Assumed Interest Rates, and based on forward market rates for Sterling LIBOR, as of December 31, 2003 the net present value of Additional Required Rental Payments aggregated GBP 28.5 million (approximately $50.5 million), using an 8% discount rate. The Additional Required Rental Payments are reflected in other gain (loss), net as they are incurred and paid. This treatment is being re-examined as part of the U.S. GAAP 2002 and 2003 audits and 2001 U.S. GAAP re-audit. Any change under U.S. GAAP may also change the Norwegian GAAP presentation.

NOTE 33 – SUBSIDIARIES AND AFFILIATED COMPANIES

The ownership percentage in subsidiaries and affiliated companies as of December 31, 2003, are as follows:

		Shareholding
Company	Jurisdiction	and voting rights
PGS Shipping AS	Norway	100%
Oslo Seismic Services Ltd.	Isle of Man	100%
PGS Geophysical AS	Norway	100%
PGS Production AS	Norway	100%
PGS Reservoir Consultants AS	Norway	100%
Mulitklient Invest AS	Norway	100%
Pertra AS	Norway	100%
Petroleum Geo-Services, Inc.	USA	100%
Petroleum Geo-Services (UK) Ltd.	United Kingdom	100%
Seahouse Insurance Ltd.	Bermuda	100%
PGS Mexicana SA de CV	Mexico	100%
PGS Rio Bonito	Brazil	99%
PGS Administración y Servicios, S.A. de C.V	Mexico	100%
Dalmorneftegeofizika PGS AS	Norway	49%
Walther Herwig AS	Norway	100%
Geo Explorer AS	Norway	50%
Shanghai Tensor CNOOC Geophysical Ltd.	United Kingdom	50%
Baro Mekaniske Verksted AS	Norway	10%
Calibre Seismic Company	USA	50%
PGS Capital, Inc.	USA	100%
Diamond Geophysical Services Company	USA	100%
PGS Exploration (Nigeria) Ltd.	Nigeria	100%
PGS Data Processing Middle East SAE	Egypt	100%
PGS Data Processing Inc.	USA	100%
Petroleum Geo-Services Asia Pacific Pte. Ltd.	Singapore	100%
PGS Australia Pty. Ltd.	Australia	100%
Atlantis (UK) Ltd.	United Kingdom	100%
UNACO AB	Sweden	100%
Hara Skip AS	Norway	100%
PGS Exploration SDN BHD	Malaysia	100%
PGS Exploration, Inc.	USA	100%
PGS Exploration Pty. Ltd.	Australia	100%
PGS Ocean Bottom Seismic, Inc.	USA	100%
PGS Exploration (UK) Ltd.	United Kingdom	100%
PGS Floating Production (UK) Ltd.	United Kingdom	100%
PGS Pension Trustee Ltd.	United Kingdom	100%
PGS Reservoir Consultants (UK) Ltd.	United Kingdom	100%
Atlantic Explorer Ltd.	Isle of Man	50%
Oslo Seismic Services Inc.	USA	100%
Oslo Explorer Plc.	Isle of Man	100%
Oslo Challenger Plc.	Isle of Man	100%
PGS Shipping (Isle of Man) Ltd.	Isle of Man	100%
PGS Onshore, Inc.	USA	100%
PGS Americas, Inc.	USA	100%
Seismic Energy Holding, Inc.	USA	100%
PGS Caspian AS	Norway	100%
PGS Multi Client Seismic Ltd.	United Kingdom	100%
PGS Marine Services (Isle of Man) Ltd.	Isle of Man	100%
Golar-Nor Offshore AS	Norway	100%
Golar-Nor Offshore (UK) Ltd.	United Kingdom	100%
K/S Petrojarl I AS	Norway	98,5%
Golar-Nor (UK Ltd.	United Kingdom	100%
Deep Gulf LLC	USA	50,1%
PGS Nopec (UK) Ltd.	United Kingdom	100%
PGS Nominees Ltd.	United Kingdom	100%
Petrojarl 4 DA	Norway	99,25%
SOH, Inc.	USA	100%
PGS Trust I	USA	100%
PGS Trust II	USA	100%
PGS Trust III	USA	100%
PGS Nusantara PT	Indonesia	100%
FW Oil Exploration, LLC	USA	63%
PGS Processing (Angola) Ltd.	United Kingdom	100%
Seismic Exploration (Canada) Ltd.	United Kingdom	100%
PGS Ikdam Ltd.	United Kingdom	100%
Sakhalin Petroleum Plc	Cyprus	100%
Ikdam Production, SA	France	40%
PGS Investigacào Petrolifera Limitada	Brazil	99%
Sea Lion Exploration Ltd.	Bahamas	100%
Aqua Exploration Ltd.	Bahamas	40%

▶PGS ANNUAL REPORT 2003▶PAGE 59

▶NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2003

NOTE 34 – IMPLEMENTATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

In February 2001, the EU agreed that listed companies within the EU must prepare consolidated accounts in compliance with International Financial Reporting Standards (IFRS) for reporting periods beginning on or after January 1, 2005. Certain exceptions exist, whereby some member states are able to postpone implementation of IFRS until 2007 if the company prepares its financial statements based on other internationally accepted accounting principles.

Under the EEA agreement, Norwegian companies must comply with the same requirements as companies within the EU. Norwegian law has not yet incorporated such a legal provision. Norwegian Law is expected to be revised during 2004 and such a legal provision is expected to be incorporated. If the Norwegian authorities, in agreement with the Accounting Law Committee recommendations, chose to incorporate the exception as described above, the Company will be able to postpone reporting under IFRS until 2007, provided the Company continues to report under US GAAP. The work performed to date by the Company related to the implementation of IFRS is based on the assumption that IFRS will be implemented in 2007.

The Company is in the initial stages in the preparation for IFRS conversion. Preliminary assessments have been made of the possible differences between IFRS and N GAAP and a training program has been initiated for employees. Accounting principles and transitional rules are not yet finalized in many areas, and therefore, the potential effects on the Company of implementing IFRS have not yet been determined.

The major differences between IFRS and N GAAP identified to date during the preliminary assessments which may potentially have a significant effect on the consolidated financial statements, are as follows:

•	Oil and gas assets

•	Goodwill on acquisition

•	Tangible and intangible fixed assets

•	Financial instruments

•	Pensions

•	Taxation

Furthermore, changes to the presentation of the consolidated financial statements are anticipated with regard to the layout and disclosure requirements in the notes as a result of the IFRS implementation.

NOTE 35 – ADJUSTED EBITDA

Adjusted EBITDA, when used by the Company means Net Income (Loss) before income (loss) from equity investments, financial expenses, other gain (loss), taxes, depreciation and amortization, unusual items, impairment of long-terms assets and discontinued operations. Adjusted EBITDA may not be comparable to other similarly titled measures from other companies. We have included Adjusted EBITDA as a supplemental disclosure because the Company believes that it provides useful information regarding the Company’s ability to service debt and to fund capital expenditures and provides investors with a helpful measure for comparing our operating performance with that of other companies.

Adjusted EBITDA, for the periods presented was as follows:

	Years ended December 31,
(In thousands of dollars)	2003	2002	2001
Net income (loss)	(818,150)	(1,245,692)	11,294
Add back:
Operations held for sale/discontinued operations, net	5,587	215,349	12,622
Provision (benefit) for income taxes	26,436	201,944	31,109
Other gain (loss), net	31,685	(39,412)	22,298
Financial expense, net	110,027	147,301	139,671
Income (loss) from equity investments	(897)	1,691	544

Operating profit (loss)	(645,312)	(718,819)	217,538
Unusual items, net	78,085	15,434	(119,701)
Impairment of long-term assets	740,876	807,416	13,155
Depreciation and amortization	305,419	356,427	324,283

Total	479,068	460,458	435,275

▶PGS ANNUAL REPORT 2003▶PAGE 60

▶FINANCIAL STATEMENTS OF PETROLEUM GEO-SERVICES ASA 2003

PETROLEUM GEO-SERVICES ASA
STATEMENT OF OPERATIONS

		Years ended December 31,
(In thousands of NOK)	Note	2003		2002		2001
Revenue		NOK	200,836	NOK	386,623	NOK	379,624

Cost of sales			164,172		255,081		226,917
Depreciation and amortization			5,881		7,860		9,233
Selling, general and administrative costs			398,537		366,344		426,042
Impairment of goodwill	8		—		42		—

Total operating expenses			568,590		629,327		662,192

Operating profit (loss)			(367,754)		(242,704)		(282,568)
Financial expense, net	2		(182,949)		(623,764)		(445,167)
Impairment of shares in subsidiaries	3,10		(3,742,750)		(3,743,269)		—
Impairment of intercompany receivables	3		(1,335,541)		(4,989,163)		—
Other gain (loss), net	3		(398,873)		1749,758		476,179

Income (loss) before income taxes			(6,027,867)		(7,849,142)		(251,556)
Provision (benefit) for income taxes	4		—		313,404		(70,903)

Net income (loss)		NOK	(6,027,867)	NOK	(8,162,546)	NOK	(180,653)

▶PGS ANNUAL REPORT 2003▶PAGE 61

▶ FINANCIAL STATEMENTS OF PETROLEUM GEO-SERVICES ASA 2003

PETROLEUM GEO-SERVICES ASA
BALANCE SHEET

		December 31
(In thousands of NOK)	Note	2003		2002
ASSETS
Long-term assets:
Long-term intangible assets	7	NOK	—	NOK	5.530
Property and equipment, net	9		28,814		35,094
Shares in subsidiaries	10		1,800,610		2,395,988
Intercompany receivables	3		9,416,513		14,309,259
Other financial long-term assets	12		24,566		103,763

Total long-term assets			11,270,503		16,849,634

Current assets:
Receivables			4,536		33,277
Short-term intercompany receivables			54,051		348
Other current assets			6,258		14,842
Cash and cash equivalents	13		217,631		416,693

Total current assets			282,476		465,160

Total assets		NOK	11,552,979	NOK	17,314,794

LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity:
Paid in capital:
Common stock (20,000,000 shares, par value NOK 30 as of December 31, 2003, and 103,345,987 shares, par value NOK 5 as of December 31, 2002)		NOK	600,000	NOK	516,730
Additional paid in capital			1,928,763		—

Total paid in capital			2,528,763		516,730
Other equity			—		(737,465)

Total shareholders’ equity	14		2,528,763		(220,735)

Debt:
Pension liabilities	5		3,878		3,284

Other long-term debt:
Intercompany debt	15		1,959,072		891,397
Long-term debt	15		6,796,152		9.465,010

Total other long-term debt			8,755,224		10.356,407

Current liabilities:
Short-term debt and current portion of long-term debt	15		2,408		6,527,591
Short-term intercompany debt			29,339		212,033
Accounts payable			4,855		2,699
Accrued expenses			228,512		433,515

Total current liabilities			265,114		7,175,838

Total liabilities and shareholders’ equity		NOK	11,552,979	NOK	17,314,794

Warranties	18

▶PGS ANNUAL REPORT 2003▶PAGE 62

▶ FINANCIAL STATEMENTS OF PETROLEUM GEO-SERVICES ASA 2003

PETROLEUM GEO-SERVICES ASA
STATEMENT OF CASH FLOWS

	Years ended December 31,
(In thousands of NOK)	2003		2002
Cash flows from operating activities:
Net income (loss)	NOK	(6,027,867)	NOK	(8,162,546)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization charged to expense		5,881		7,860
Impairment of shares in subsidiaries		3,742,750		3,743,269
Impairment of intercompany receivables		1,335,541		4,943,208
Items classified as investment/financing activities		41,906		(514,850)
Provision (benefit) for deferred income taxes		—		385,614
Unrealized foreign exchange (gain) loss		(320,571)		(4,549,177)
Changes in current assets and current liabilities		(166,810)		(142,754)
Other items		85,272		16,729

Net cash provided by (to) operating activities		(1,303,898)		(4,272,647)

Cash flows provided by (used in) investing activities:
Net increase (decrease) in bank facility		—		(960)
Sale of property and equipment		—		13
Sale of subsidiary		373,525		—
Investment in subsidiaries and changes intercompany receivables		551,602		3,544,984

Net cash provided by (used in) investing activities		925,127		3,544,037

Cash flows (used in) provided by financing activities:
Net increase (decrease) in bank facility		—		749,254
Repayment of long-term debt		126,058		(1,999,103)
Net increase (decrease) in short-term debt		—		2,219,982
Receipts (payments) of dividend		68,004		—
Net (payments) receipts under tax equalization swap contracts		—		65,696

Net cash (used in) provided by financing activities		194,062		1,035,829

Net increase (decrease) in cash and cash equivalents		(184,709)		307,219
Unrealized foreign exchange (gain) loss on cash and cash equivalents		(14,353)		(108,222)
Cash and cash equivalents at beginning of year		416,693		217,696

Cash and cash equivalents at end of year	NOK	217,631	NOK	416,693

▶PGS ANNUAL REPORT 2003▶PAGE 63

▶ NOTES TO THE FINANCIAL STATEMENTS OF PETROLEUM GEO-SERVICES ASA 2003

NOTES TO FINANCIAL STATEMENTS PETROLEUM GEO-SERVICES ASA

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Petroleum Geo-Services ASA has prepared its Financial Statements in accordance with accounting principles generally accepted in Norway (“N GAAP”), and the Financial Statements are presented in Norwegian Kroner (NOK). The Company applies the same accounting policies as described in Note 2 in the notes to the consolidated financial statements, but where Petroleum Geo-Services ASA, in the financial statements, apply the Norwegian Preliminary Accounting Standard on deferred tax, where reversible temporary negative and positive differences are offset (see Note 3). Also, unrealized foreign exchange gain (loss) on long-term intercompany loans is recognized in the statement of operations.

Shares in subsidiaries (see Note 10) are presented at cost less any write-downs.

NOTE 2 – FINANCIAL EXPENSE, NET

Financial expense, net, consist of the following:

	Years ended December 31,
(In thousands of NOK)	2003	2002	2001
Interest income, external	3,058	5,667	19,809
Interest income, intercompany	749,380	768,993	1,103,858
Interest expense, external (a)	(676,404)	(1,126,387)	(1,361,205)
Interest expense, intercompany	(258,983)	(272,037)	(207,629)

Total	(182,949)	(623,764)	(445,167)

(a)	Interest expense, external, is significantly reduced in 2003 since no interest was paid from July 29, 2003 when the Company filed a petition for protection under Chapter 11, to November 5, 2003, when the Company emerged from Chapter 11. Also, the restructuring reduced the total interest bearing debt.

NOTE 3 – OTHER GAIN (LOSS), NET

Other gain (loss), net, consist of the following:

	Years ended December 31,
(In thousands of NOK)	2003	2002	2001
Group contribution received	68,004	514,850	—
Foreign currency gain (loss)	(267,979)	770,883	(513,867)
Gain (loss) on sale of subsidiaries	(102,726)	—	1,013,011
Write-off of deferred debt costs and issue discounts	(94,829)	—	—
Other	(1,343)	464,025	(22,965)

Total	(398,873)	1,749,758	476,179

Based on downward adjusted estimated future cash flows, the Company’s subsidiaries recognized significant impairment charges on their respective assets in 2003 and 2002. Correspondingly, Petroleum Geo-Services ASA recognized impairment charges on investments in subsidiaries and intercompany receivables in 2003 and 2002. In cases where the estimated recoverable amounts exceeded the book value of the shares in the subsidiary, the Company recognized additional impairment charges on such intercompany receivables.

NOTE 4 – INCOME TAXES

Reconciliation of the provision (benefit) for income taxes to taxes computed at nominal tax rate on income (loss) before income taxes:

	Years ended December 31,
(In thousands of NOK)	2003	2002	2001
Income (loss) before income taxes	(6,027,867)	(7,849,142)	(251,556)
Norwegian statutory tax rate	28%	28%	28%

Provision (benefit) for income taxes at the statutory rate	(1,687,803)	(2,197,760)	(70,436)
Increase (reduction) in income taxes from:
Permanent items	441,937	82	59
Deferred tax asset not recognized to balance sheet	1,245,866	2,511,082	—
Other	—	—	(526)

Provision (benefit) for income taxes	—	313,404	(70,903)

In accordance with the Norwegian Preliminary Accounting Standard on taxes, tax reducing and tax increasing temporary differences are offset, provided the differences can be reversed in the same period. Deferred income taxes are calculated based on the net temporary differences that exist by year-end. The Company has not capitalized any net deferred tax asset due to the considerable uncertainly regarding future utilization. The temporary differences which generate the Company’s deferred tax assets and liabilities, are summarized as follows:

	December 31,
(In thousands of NOK)	2003	2002
Temporary differences related to:
Property and equipment	21,050	23,661
Pension liabilities	(3,430)	(3,058)
Intercompany receivables	(4,740,375)	(4,943,208)
Shares in subsidiaries	(7,485,970)	(3,743,269)
Shares in affiliated companies	(365,708)	(272,402)
Other	(2,038)	(29,872)

Basis for calculated tax liability (asset)	(12,576,471)	(8,968,148)

Applied tax rate	28%	28%
Deferred tax liability (asset)	(3,521,412)	(2,511,082)
Write down on deferred tax asset	3,521,412	2,511,082

Deferred tax liability (asset), net	—	—

NOTE 5 – RETIREMENT PLANS

The Company sponsors a defined benefit pension plan for its Norwegian employees, comprising of 26 persons. This plan is funded through contributions to an insurance company, after which the insurance company undertake the responsibility to pay out the pensions. It is the Company’s general practice to fund amounts to this defined benefit plan, which is sufficient to meet the applicable statutory requirements.

Net periodic pension costs:

	Years ended December 31,
(In thousands of NOK)	2003	2002	2001
Service costs	2,660	2,061	1,650
Interest cost	1,062	941	962
Expected return on plan assets	(781)	(858)	(801)
Net amortization	201	11	182

Net periodic pension costs	3,142	2,155	1,993

Recognized pension liabilities:

The pension liabilities have been calculated based on the underlying economic realities. A reconciliation of the projected pension liabilities and amounts recognized in the Company’s balance sheet, are as follows:

▶PGS ANNUAL REPORT 2003▶PAGE 64

▶NOTES TO THE FINANCIAL STATEMENTS OF PETROLEUM GEO-SERVICES ASA 2003

	December 31,
(In thousands of NOK)	2003	2002
Funded status	(5,194)	(6,630)
Unrecognized actuarial loss	1,863	3,522
Unrecognized prior service cost	44	50
Accrued payroll tax	(464)	—

Net amount recognized as accrued pension liability (1)	(3,751)	(3,058)

(1)	The actuarial value of the pension liability is presented at gross value in the balance sheet, where the pension asset of NOK 0.1 million and NOK 0.2 million as of December 31, 2003 and 2002 respectively, is included in Other Financial Long-Term Assets. The corresponding gross pension liability is presented as Debt of NOK 3.9 million and NOK 3.3 million as of December 31, 2003 and 2002, respectively.

Economic assumptions:

	Years ended December 31,
	2003	2002	2001
Discount rates	6.0%	6.5%	6.5%
Expected rates on return	7.0%	7.5%	7.5%
Expected salary increases	3.0%	4.0%	4.0%
Expected pension increases	3.0%	3.3%	3.3%

NOTE 6 – COMMITMENTS

The Company’s operating leasing commitments related to the corporate administration expires on various dates through 2006. Future minimum payments related to non-cancelable operating leases, with lease terms in excess of one year are as follows:

(In thousands of NOK)	December 31, 2003
2004	14,628
2005	4,132
2006	2,066

Total	20,826

The Company’s rent expenditure was NOK 32.0 million, NOK 36.9 million and NOK 43.3 million for the years ended December 31, 2003, 2002 and 2001, respectively.

NOTE 7 – LONG-TERM INTANGIBLE ASSETS

Long-term intangible assets consist of licenses. Amounts recognized in the Company’s balance sheet are as follows:

	December 31,
(In thousands of NOK)	2003	2002
Accumulated cost as of January 1	7,500	11,071
Write down	(5,151)	(3,571)
Additions	—	—

Accumulated cost as of December 31	2,349	7,500

Accumulated depreciation as of January 1	1,970	5,086
Write down	—	(3,571)
Depreciation this year	379	455

Accumulated depreciations as of December 31	2,349	1,970

Net book value	—	5,530

The Company applies the same rates for depreciation as the group.

NOTE 8 – GOODWILL

During 2002, the Company made an impairment assessment in accordance with the Norwegian Preliminary Accounting Standard on impairment of assets. This resulted in impairment of all goodwill in the Company, and no goodwill existed as of December 31, 2003 and 2002.

The Company applies the same rates for depreciation as the group, and expensed net amortization on goodwill of NOK 63,000 and NOK 85,000 for the years ended December 31, 2002 and 2001, respectively, while no amortization was expensed in 2003.

NOTE 9 – PROPERTY AND EQUIPMENT

Property and equipment consists of fixtures, furniture and fittings. Net book value of property and equipment is as follows:

	December 31,
(in thousands of NOK)	2003	2002
Accumulated cost as of January 1	61,451	60,510
Additions	—	959
Disposals	(672)	(18)

Accumulated cost as of December 31	60,779	61,451

Accumulated depreciation as of January 1	26,357	20,100
Depreciation this year	5,881	6,262
Disposals	(273)	(5)

Accumulated depreciation as of December 31	31,965	26,357

Net book value	28,814	35,094

Property and equipment is depreciated over 3 to 5 years.

NOTE 10 – SHARES IN SUBSIDIARIES

Shares in subsidiaries are recognized in the Company’s balance sheet at cost less any impairment:

								Book value as
								of December
					Share-			31, 2003
	Registered-	Number of			holding			(In thousands
	office	shares	Share capital		(a)	Par value		of NOK)
PGS Geophysical AS	Oslo	1,440,000	NOK	144,000,000	100%	NOK	100	—
PGS Exploration (Nigeria) Ltd.	Nigeria	2,000,000	USD	2,000,000	100%	USD	1	—
PGS Reservoir Consultants AS	Oslo	1,000	NOK	100,000	100%	NOK	100	—
Petroleum Geo-Services, Inc.	Houston	1,000	USD	1,000	100%	USD	1	—

▶PGS ANNUAL REPORT 2003▶PAGE 65

▶NOTES TO THE FINANCIAL STATEMENTS OF PETROLEUM GEO-SERVICES ASA 2003

								Book value as
								of December
					Share-			31, 2003
	Registered-	Number of			holding			(In thousands
	office	shares	Share capital		(a)	Par value		of NOK)
Petroleum Geo-Services (UK) Ltd.	London	212,176,360	GBP	212,176,360	100%	GBP	1	—
Seahouse Insurance Ltd.	Bermuda	120,000	USD	120,000	100%	USD	1	8,165
Multiklient Invest AS	Oslo	100,000	NOK	10,000,000	100%	NOK	100	—
PGS Shipping AS	Oslo	4,733,975	NOK	189,359	100%	NOK	0.04	532,354
PGS Asia Pacific Pte. Ltd.	Singapore	100,000	SGD	700,032,148	100%	SGD	1	364,181
PGS Investigacào Petrolifera Limitada	Brazil	—	BRL	5,000	99%	BRL	—	28,617
PGS Mexicana S.A. de C.V.	Mexico	118,000,000	MXN	118,000,100	100%	MXN	1	79,667
PGS Production AS	Trondheim	187,283,310	NOK	187,283,310	100%	NOK	1	237,500
Hara Skip AS	Oslo	1,066,016	NOK	106,601,600	100%	NOK	100	513,999
Unaco AB	Västeräs	5,000	SEK	500,000	100%	SEK	100	465
Oslo Seismic Services Ltd.	Isle of Man	1	USD	1	100%	USD	1	33,570
Pertra AS	Trondheim	1,000	NOK	1,000,000	100%	NOK	1,000	—
PGS Australia Pty. Ltd.	Perth	—	—	—	100%	—	—	2,092

Total								1,800,610

(a)	Voting rights are equivalent to shareholding for all companies.

In March 2001, the Company sold the subsidiary PGS Data Management AS to Landmark Graphics Corporation, a subsidiary of Halliburton Company. This sale was part of the PGS group divestment of the global Petrobank data storage operations. Net gain on this sale amounted to 1.0 billion NOK. See Note 3 in the consolidated financial statements for further information regarding this sale.

For further information on impairment of shares in subsidiaries, see Note 3.

NOTE 11 – OTHER SHARES

Based on the last years’ performance in READ Well Services AS, the Company considered the investment of NOK 4.0 million as lost and expensed the loss as part of cost of sales in 2001. The loss was realized in 2002.

NOTE 12 – OTHER FINANCIAL LONG-TERM ASSETS

Other financial long-term assets consists of:

	December 31,
(In thousands of NOK)	2003	2002
Deferred long-term debt costs (a)	—	79,174
Long-term receivables	24,566	24,589

Total	24,566	103,763

(a)	Deferred long-term debt costs are expensed on a straight-line basis over the period up until maturity. These costs are included as part of external interest costs in the statement of operations (see Note 2).

NOTE 13 – CASH AND CASH EQUIVALENTS

The Company’s cash and cash equivalents included amounts restricted for payments of employee withholding taxes of NOK 3.1 million and NOK 1.2 million as of December 31, 2003 and 2002, respectively.

NOTE 14 – SHAREHOLDERS’ EQUITY

Changes in the shareholders’ equity for the years ended December 31, 2003 and 2002 are as follows:

		Paid-in capital
			Share premium	Other	Shareholders’
(In thousands of NOK, except for share data)	Number of shares	Common stock	reserve	equity	equity
Balance at December 31, 2001	103,345,987	516,730	6,983,312	441,769	7,941,811
Net income	—	—	(6,983,312)	(1,179,234)	(8,162,546)

Balance at December 31, 2002	103,345,987	516,730	—	(737,465)	(220,735)
Write down of old share capital	(103,345,987)	(516,730)	—	516,730	—
Debt restructuring	20,000,000	600,000	7,076,919	1,100,446	8,777,365
Net income	—	—	(5,148,156)	(879,711)	(6,027,867)

Balance at December 31, 2003	20,000,000	600,000	1,928,763	—	2,528,763

Petroleum Geo-Services ASA has one class of shares, which as of December 31, 2002, consisted of 103,345,987 shares of par value NOK 5 each, all fully paid in.

During 2003, the Company completed an extensive financial restructuring (see Note 15 for more information). Besides a significant reduction of the Company’s total debt, the restructuring lead to a cancellation of all existing shares, and the share capital was reduced to zero without any payment to the existing shareholders in respect of the cancelled shares. Simultaneously with the registration of the reduction of the share capital to zero, the reorganized Petroleum Geo-Services ASA issued 20,000,000 new shares with a par value of NOK 30 per share, giving a total share capital of NOK 600 million. The new shares were distributed between the Company’s creditors and existing shareholders.

The shareholders voting rights are equal to ownership percentage. A listing of the Company’s largest shareholders is provided in Note 21 in the consolidated financial statements.

▶PGS ANNUAL REPORT 2003▶ PAGE 66

▶NOTES TO THE FINANCIAL STATEMENTS OF PETROLEUM GEO-SERVICES ASA 2003

NOTE 15 – FINANCIAL RESTRUCTURING AND DEBT

Financial restructuring:

In 2002, it became clear that the Company was over leveraged and that a comprehensive financial restructuring of the Company was crucial to its long-term viability and to provide a sustainable capital structure for the Company. On July 29, 2003, the Company voluntarily filed a petition for protection under Chapter 11 of the United States Bankruptcy Code. The filing was based on a financial restructuring plan that was pre-approved by a majority of banks and bondholders as well as a group of the Company’s largest shareholders. The Company emerged from Chapter 11 November 5, 2003, just 100 days after filing. See Note 25 in the consolidated financial statements for further information.

Long-Term Debt, Excluding Bank Credit Facilities:

Long-term debt consists of the following:

	Year-end		Year-end
	weighted	Dec.	weighted	Dec.
	average	31,	average	31,
(In thousands of NOK)	interest rate	2003	interest rate	2002
Bank loans / public notes;
Unsecured	9.46%	6,798,560	7.14%	10,219,657
Trust preferred securities	—	—	9.6%	999,140

		6,798,560		11,218,797
Current portion		2,408		(1,753,787)

Total		6,796,152		9,465,010

Maturities:

Aggregate maturities of the Company’s debt, including bank credit facilities are as follows:

(In thousands of NOK)	December 31, 2003
2004	2,408
2005	2,405
2006	1,700,755
2007	2,408
2008	2,405
2009	2,408
2010	5,069,942
2011	15,829

Total	6,798,560

Bank credit facilities:

In March 2004 the Company entered into a secured $110.0 million credit facility consisting of a $70.0 million revolving credit facility and a $40.0 million letter of credit facility. See Note 25 in the consolidated financial statements for additional information.

Long-term intercompany debt:

There is no fixed plan for repayment of long-term intercompany debt.

NOTE 16 – FINANCIAL INSTRUMENTS

The Company periodically makes use of financial instruments. For a more in depth description of these instruments refer to Note 2 and Note 26 in the consolidated financial statements.

NOTE 17 –	SALARIES AND OTHER PERSONNEL COSTS, NUMBER OF EMPLOYEES, AND REMUNERATION TO THE BOARD OF DIRECTORS, EXECUTIVE OFFICERS AND AUDITORS

Salary and social expenses that are included in cost of sales and selling, general and administrative costs consist of:

	Years ended December 31,
(In thousands of NOK)	2003	2002	2001
Salaries	42,564	67,720	134,583
Social security	4,779	11,228	6,007
Pension	2,959	2,155	2,679
Other benefits	15,560	23,372	63,773

Total	65,862	104,475	207,042

The Company had an average of 24 employees in 2003. Average number of employees for 2002 and 2001 were 25 and 58, respectively.

Compensation to Board of Directors, CEO and other executive officers:

There have been certain changes among the Company’s executive officers during 2003. As of December 31, 2003, our executive officers were Svein Rennemo (CEO), Knut Øversjøen (CFO), Sverre Strandenes, Andreas Enger, Anthony Ross Mackewn, Eric Wersich, Erik Haugane and Helge Krafft. Gottfred Langseth replaced Knut Øversjøen as CFO January 1, 2004. Sverre Skogen replaced Helge Krafft as of January 12, 2004. For information on compensation to Board of Directors, CEO and other executive officers, see Note 30 in the consolidated financial statements.

Remuneration to auditor:

Fees for audit and other services provided by the Company’s auditor are as follows (exclusive VAT and inclusive out of pocket expenses):

	Years ended December 31,}
(In NOK)	2003	2002
Audit fees (a)	42,258,889	950,000
Other financial audit	—	5,055,025

Total audit fees	42,258,889	6,005,025
Other services (b)	3,784,067	4,078,532

Total	46,042,956	10,083,557

(a)	Audit fees for 2003 includes fees incurred in 2003/2004 related to reaudit of 2001 and 2002 (NOK 27,765,492) and fresh start 2003 (NOK 13,293,397).

(b)	Other services include fees for assistance in connection with restructuring, refinancing and due-diligence performed by banks.

NOTE 18 – WARRANTIES

Petroleum Geo-Services ASA provides letter of credit and related types of guarantees on behalf of subsidiaries, which normally are claimed in contractual relationships were subsidiaries are contracting parties. These guarantees are considered to be ordinary in contractual relationships, as well as in the Company’s ordinary operations. See also Note 25 in the consolidated financial statements.

▶PGS ANNUAL REPORT 2003▶ PAGE 67

▶AUDITOR’S REPORT

▪ Statsautoriserte revisorer	▪ Foretaksregisteret:
NO 976 389 387 MVA
Ernst & Young AS	Tel. +47 24 00 24 00
Oslo Atrium	Fax +47 24 00 24 01
Postboks 20	www.ey.no
N-0051 Oslo
Medlemmer av Den norske Revisorforening

To the Annual Shareholders’ Meeting of Petroleum Geo-Services ASA

Auditor’s report for 2003

We have audited the annual financial statements of Petroleum Geo-Services ASA as of 31 December 2003, showing a loss of NOK 6,027,867,000 for the parent company and a loss of USD 818,150,000 for the Group. We have also audited the information in the Directors’ report concerning the financial statements, the going concern assumption, and the proposal for the coverage of the loss. The financial statements comprise the balance sheet, the statements of operations and cash flows, the accompanying notes and the consolidated accounts. These financial statements and the Directors’ report are the responsibility of the Company’s Board of Directors and Chief Executive Officer. Our responsibility is to express an opinion on these financial statements and on other information according to the requirements of the Norwegian Act on Auditing and Auditors.

We conducted our audit in Accordance with the Norwegian Act on Auditing and Auditors and auditing standards and practices generally accepted in Norway. Those standards and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. As audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards, an audit also comprises a review of the management of the Company’s financial affairs and its accounting and internal control systems. We believe that, our audit provides a reasonable basis for our opinion.

The audit of the Company’s financial statements prepared in accordance with accounting principles generally accepted in the Unites States (US GAAP) have not yet been completed. The required audit procedures for such US GAAP financial statements include a reaudit of the 2001 financial statements as well as an audit of the 2002 and 2003 financial statements, due to requirements relating to the filing of the annual financial statements with the Securities and Exchange Commission in the Unites States. The outcome of such audit procedures might also affect the financial statements prepared in accordance with Norwegian GAAP, potentially both the opening balance as at January 1, 2003 and the 2003 statement of operations.

In our opinion,

•	the financial statements, except for the possible impact of the completion of the audit of the US GAAP financial statements referred to above, have been prepared in accordance with law and regulations and present the financial position of the Company and of the Group as of 31 December 2003, and the results of its operations and its cash flows for the year then ended, in accordance with accounting standards, principles and practices generally accepted in Norway

•	the Company’s management has fulfilled its duty to properly register and document the accounting information as required by law and accounting standards, principles and practices generally accepted in Norway

•	the information in the Directors’ report concerning the financial statements, the going concern assumption, and the proposal for the coverage of the loss is consistent with the financial statements and comply with law and regulations.

Without affecting the conclusions above we emphasize that the Company’s internal controls ever financial reporting have not been operating effectively. We have issued a letter to the Board of Directors addressing material weaknesses in the design and operation of the internal controls. We refer to note 1 and the Directors’ Report for more details, including management’s response and initiatives to improve the internal controls within the Company.

Oslo, 16 June 2004
ERNST & YOUNG AS

Jan Egil Haga
State Authorised Public Accountant (Norway)

Note: The translation to English has been prepared for information purposes only.

▪	Besøksadresse: Oslo Atrium Christian Frederiks plass 6 0154 Oslo	▪	Arendal, Bergen, Bø, Drammen, Fosnavåg, Fredrikstad, Holmesrand Horten, Hønefoss, Kongsberg, Kragerø, Kristiansand, Larvik, Levanger, Lillehammer, Moss, Måløy, Notodden, Oslo, Otta, Porsgrunn/[ILLEGIBLE], Sandefjord, Sortland, Stavanger, Steinkjer, Tromsø, Trondheim, Tønsberg, Vikersund, Alesund

▶PGS ANNUAL REPORT 2003▶ PAGE 68

▪ Initiative and innovation ▪

WE STRIVE TO BREAK DOWN
BOUNDARIES AND SEEK NEW
SOLUTIONS FOR PGS AND OUR
CUSTOMERS

▶ PGS GROUP LEADER TEAM

PRESENTATION OF PGS GROUP LEADER TEAM

SVEIN RENNEMO (56)
President and CEO
Mr. Rennemo joined PGS in November 2002 as president and chief executive officer. Prior to joining PGS, he was a partner in ECON Management. From 1997 to March 2001, Mr. Rennemo was chief executive officer of Borealis, one of the world’s largest producers of polyolefin plastics, headquartered in Copenhagen, Denmark, having previously served as chief financial officer and deputy chief executive officer since 1994. From 1982 to 1994, he filled various senior management positions within Statoil, among them group chief financial officer and president of Statoil Petrochemicals. From 1972 to 1982, he served as a policy analyst and advisor with the Central Bank and the Norwegian Ministry of Finance and the OECD Secretariat in Paris. Mr. Rennemo earned a master’s degree in economics at the University of Oslo in 1971. He is a non-executive board member of Dynea of Finland and Nutreco of the Netherlands.
GOTTFRED LANGSETH (37)
Senior Vice President and CFO
Mr. Langseth joined PGS as senior vice president and chief financial officer in January 2004. He was chief financial officer at Ementor ASA (Merkantildata) from 2000 to August 2003. Mr. Langseth was senior vice president of finance and control for Aker Maritime from 1997 to 2000. He served with Arthur Andersen Norway from 1991 to 1997, qualifying as a Norwegian state authorized public accountant in 1991. Mr. Langseth has a masters in business administration from the Norwegian School of Economics and Business Administration.	ANTHONY ROSS MACKEWN (56)
President PGS Marine Geophysical
Mr. Mackewn joined PGS as the technology director of PGS Nopec in 1993 and transferred to PGS Exploration in 1996 as managing director of PGS Exploration UK Ltd. He was appointed president of Exploration EAME in November 1999, president of PGS Geophysical Services in May 2001 and president of PGS Marine Geophysical in February 2003. Mr. Mackewn graduated with an honors degree in physics from the University of Southampton in 1969.	ERIC WERSICH (41) President PGS Onshore Mr. Wersich joined PGS Onshore in January 2000 as vice president of western hemisphere and was appointed president of PGS Onshore in June 2003. Mr. Wersich worked with Western Geophysical from 1984 – 2000, employed in various operational and management positions in North America, Latin America, Europe and Middle East. He is a graduate of the Colorado School of Mines, where he earned a bachelor of engineering degree in geophysics.

▶PGS ANNUAL REPORT 2003▶ PAGE 70

▶PGS GROUP LEADER TEAM

SVERRE SKOGEN (48)	ERIK HAUGANE (51)	SVERRE STRANDENES(48)	ANDREAS J. ENGER (41)
President PGS Production	Managing Director Pertra	Senior Vice President Global Services	Senior Vice President Group Planning
Mr. Skogen was appointed president of PGS Production in January 2004. He previously served as independent advisor various projects from January 2003 to January 2004. He was president and chief executive officer of Aker Kvaerner AS Oil & Gas from March 2002 to January 2003, president and chief executive officer of Aker Maritime ASA from May 1997 to March 2002 and executive vice president of Aker RGI from January 1997 to May 1997. Mr. Skogen was the founding partner of TerraMar Prosjektledelse and helped establish TerraMar Informasjonssystemer in 1993, which he headed until 1997. During the 1980s he held various positions in Norwegian Petroleum Consultants, the engineering contractor for a number of large developments on the Norwegian shelf. Mr. Skogen has a master’s of science degree in construction management, a master’s degree in business administration and a bachelor of science degree in civil engineering from the University of Colorado.
	Mr. Haugane has been president of Pertra since its formation in October 2001. He joined PGS in 1992 as assistant manager of international development for PGS Nopec. He acted as the Asian business development manager for PGS Exploration from 1994 to 1996. Mr. Haugane was appointed account executive Norway in January 1997 and senior advisor to PGS ASA in 2000. Mr. Haugane has a master’s degree in geology from the University of Tromsø.	Mr. Strandenes joined PGS in 1995 from his position as the department manager of geosciences with Norsk Hydro Research Centre. He was appointed president of PGS Research in 1996 and senior vice president of PGS Geophysical in May 2001, with responsibilities for company profiling and marketing. Mr. Strandenes was appointed our senior vice president of corporate communications in September 2002 and our senior vice president of global services in February 2003. Mr. Strandenes graduated with a master’s degree in geophysics from the University of Bergen in 1981.	Mr. Enger joined PGS as vice president of group planning in January 2003. He was previously a partner at McKinsey & Company Inc., where he led their middle east energy practice from 1999 to July 2002. He received a master of science degree in engineering cybernetics from the Norwegian Institute of Technology in 1985 and a master’s degree with distinction in business administration from INSEAD, Fontainebleau in 1988.

▶PGS ANNUAL REPORT 2003▶ PAGE 71

▶PGS	▶OSLO	▶LONDON
	Petroleum Geo-Services ASA	Petroleum Geo-Services
	Strandveien 4	(UK) Ltd.
	P.O. Box 89	PGS Court
	1325 LYSAKER	Halfway Green
	Norway	Walton-on-Thames
	Tel: +47 67 52 64 00	KT12 1RS Surrey
	Fax: +47 67 53 68 83	UK
Tel: +44 1932 260 001
	▶TRONDHEIM	Fax: +44 1932 266 465
PGS Production AS / Pertra AS
	Beddingen 16	▶SINGAPORE
	P.O. Box 482	Petroleum Geo-Services
	7014 TRONDHEIM	Asia-Pacific Pte. Ltd.
	Norway	#02-00 Thong Teck Bldg.
	Tel: +47 73 98 30 00	15 Scotts Road 22 82 18
	Fax: +47 73 98 30 10	Singapore
Tel: +65 6735 6411
	▶HOUSTON	Fax: +65 6735 6413
Petroleum Geo-Services, Inc.
738 Highway 6 South
Suite 1000
HOUSTON, Texas 77079
U S A
Tel: +1 281 589 8818
Fax: +1 281 589 1482

▶PGS ▶ ANNUAL REPORT ▶ 2003

PETROLEUM GEO-SERVICES ASA
STRANDVEIEN 4, P.O. BOX 89
N-1325 NORWAY
WWW.PGS.COM
WWW.PGS.NO/IR/AR2003/